UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


07087183

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 1-16027

LANTRONIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0362767
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15353 Barranca Parkway, Irvine, California 92618
(Address of principal executive offices)


SEC MAIL
PROCESSING
RECEIVED
DEC 1 8 2007
WASH, DC
190

(949) 453-3990
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 2b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filed ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates based upon the closing sales price of the common stock on December 31, 2006, as reported by the NASDAQ Capital Market, was approximately $43,516,000. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Securities and Exchange Commission and is as of December 31, 2006. This determination of affiliate status is not a conclusive determination for other purposes.

As of September 4, 2007, there were 59,871,809 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K incorporate information by reference from portions of the registrant's 2007 Definitive Proxy Statement to be filed not later than 120 days after the close of the 2007 fiscal year.

LANTRONIX, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the federal securities laws. Statements that are not purely historical should be considered forward-looking statements. Often they can be identified by the use of forward-looking words and phrases, such as "intend," "may," "will," "could," "project," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning industry trends, anticipated demand for our products, the impact of pending litigation, our overall business strategy, market acceptance of new products, future customer and sales developments, manufacturing forecasts, including the potential benefits of our contract manufacturers sourcing and supplying raw materials, the significant role of original equipment manufacturers in our business, the future cost and potential benefits of our research and development efforts and liquidity and cash resources forecasts.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are urged to carefully review the cautionary statements made by the Company in this report concerning risks and other factors that may affect the Company's business and operating results, including those made in this report under the caption "Risk Factors," in Part I, Item 1A and elsewhere in this report as well as the Company's other reports filed with the Securities and Exchange Commission ("SEC"). We may from time to time make additional forward-looking statements in our filings with the SEC, in our reports to our stockholders and elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update any forward-looking statement that may be made from time to time by us or on our behalf.

PART I

ITEM 1. BUSINESS

Overview

We design, develop and market devices that make it possible to access, manage, control and configure electronic products over the Internet or other networks. We are a leader in providing innovative networking solutions. We were initially formed as "Lantronix," a California corporation, in June 1989. We reincorporated as "Lantronix, Inc.," a Delaware corporation, in May 2000.

We have a history of providing devices that enable information technology ("IT") equipment to network using standard protocols for connectivity, including Ethernet and wireless. Our first device was a terminal server that allowed "dumb" terminals to connect to a network. Building on the success of our terminal servers, in 1991 we introduced a complete line of print servers that enabled users to inexpensively share printers over a network. Since then, we have continually refined our core technology and have developed additional innovative networking solutions that expand upon the business of providing our customers network connectivity. With the expansion of networking and the Internet, our technology focus has been increasingly broader and has expanded beyond IT equipment, so that our device solutions provide a product manufacturer with the ability to network its products within the industrial, service and commercial markets referred to as machine-to-machine ("M2M") networking.

Our primary products and technology have focused on "device enablement" solutions that enable individual electronic products to be connected to a network and the data center market for "device management" solutions that connect or bridge groups of devices onto the network for the primary purpose of remote access. We are expanding our device management solutions to address applications outside the data center and have recently launched new products to help manage equipment at remote branch offices and a new product category that provides a reliable, single point of control and data flow management for potentially thousands of networked devices. Together, the device enablement and device management product lines constitute our growth strategy and make up our "M2M device networking business," which we formerly referred to as our "core business." In addition, we continue to sell certain older legacy "non-core" products which we expect to exit in fiscal 2008. Products within the non-core category include print servers, visualization (optically-based video extenders), serial terminal servers and serial cards for servers. Expansion of our business is directed at our M2M device networking business and we no longer invest R&D or marketing resources in our non-core product lines.

Today, our solutions include fully integrated hardware and software devices, as well as software tools, to develop related customer applications. Because we deal with network connectivity, we provide solutions to extremely broad market segments, including information technology, security, industrial, retail, medical, building automation, transportation and others. Our technology is used to provide networking capabilities to products such as building heating ventilation and air conditioning systems, elevators, process control equipment, vending machines, thermostats, security cameras, RF ID readers, bar code scanners, scales, temperature sensors, blood analyzers, turnstiles, card readers, point of sale terminals, audio-visual projectors, time clocks, and virtually any product that has some form of electronic control capability.

We sell our products through a global network of distributors, resellers and manufacturer representatives, systems integrators, value-added resellers ("VARs") and original equipment manufacturers ("OEMs"). In addition, we sell directly to selected accounts.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol LTRX.

Our worldwide headquarters is located in Irvine, California, and we have sales offices in France and Hong Kong. We also have employees (primarily sales) working from home offices in other areas of the world, including Germany, the United Kingdom, Japan and the Netherlands.

We provide information regarding our company and our products on our Internet website, www.lantronix.com.

Our Strategy

Our business strategy is based on our proven capability to develop fully integrated device enablement and remote connection solutions that increase the value of our customers' products and services by making it easy to access and monitor devices over the Internet or private local network. Our technology is easy to integrate and typically provides our customer's device with compatibility with industry-wide standards such as Ethernet, the Internet, WiFi, standard web browsers and enterprise security standards. By using our device enablement technology, customers can reduce basic data connection costs, reduce maintenance and repair costs, create differentiation based on better service and can create new revenue sources from device related services.

This strategy is accomplished by providing our customers with hardware and software that connect devices to a network and intelligently manage and control them. With our 18 years of networking expertise, knowledge of industry trends and our capability to develop solutions based on open industry-standards, we believe we have been able to anticipate our customers' device networking technology requirements and offer solutions that enable them to achieve their connectivity objectives. By providing a complete solution of hardware and integrated software, we have been able to provide "turnkey" solutions for network enabling a device, eliminating the need for our customers to build expensive design and manufacturing expertise in-house. This results in savings to the customer both in terms of financial investment and time.

During the fiscal quarter ended September 30, 2006, we renamed our product lines to reflect our single focus on M2M device networking and our broadening product portfolio and entry into new adjacent applications. The Company reports its two M2M device networking product lines as "device enablement" (formerly "device networking"), and "device management" (formerly "IT management"). The non-core category, representing older legacy products, now includes terminal servers formerly categorized as a part of "IT management" and all prior periods have been adjusted to conform to the new presentation.

The following describes our M2M device networking product lines:

- *Device Enablement* - We offer an array of embedded and external device enablement solutions that enable integrators and manufacturers of electronic and electro-mechanical products to add network connectivity, manageability and control. Our customers' products originate from a wide variety of applications within the M2M market, from blood analyzers that relay critical patient information directly to a hospital's information system, to simple devices such as time clocks, allowing the user to obtain information from these devices and to improve how they are managed and controlled. We also offer products such as multi-port devices servers that enable devices outside the data center to cost effectively share the network connection and convert various protocols to industry standard interfaces such as Ethernet and the Internet.

- *Device Management* -We offer off-the-shelf appliances such as console servers, digital remote KVM extenders, and power control products that enable IT professionals to remotely connect, monitor and control network infrastructure equipment, distributed branch office equipment and large groups of servers using highly secure out-of-band management technology. In addition, we offer off-the-shelf appliances that enable IT professionals to reliably, remotely and simply monitor, configure and manage multiple devices from a single point of control.

The following describes our non-core product line:

- *Non-core* - Over the years, we have innovated or acquired various product lines that are no longer part of our primary, core markets described above. In general, these non-core businesses represent decreasing markets and we minimize research and development in these product lines. Included in this category are terminal servers, visualization solutions, legacy print servers, software and other miscellaneous products. We have announced the end-of-life for almost all of our non-core products and expect a steep decline in non-core revenues in fiscal 2008 while we complete the exit of this product category.

Products

Device Enablement Solutions

M2M device networking is the technology that enables connectivity within a multitude of commercial and industrial vertical markets such as security, building automation, medical, industrial automation, point-of-sale and many others. We provide manufacturers, integrators and users with device enablement solutions that in some applications include the technology for products to be connected, managed and controlled over networks using standard protocols for connectivity, including wired Ethernet and WiFi wireless. As common, everyday products leverage the power of network connectivity, manufacturers and users are realizing the benefits of networking. Our device enablement solutions represent complete engineered solutions that dramatically shorten a manufacturer's development time to implement network connectivity, provide competitive advantages with new features, greatly reducing engineering and marketing risks. Our hardware solutions include large scale integration ("LSI") chips, embedded modules (embedded web servers) for mounting into our customer's product (completed circuit boards or intelligent connectors with electronic components and the necessary connectors and software), and external hardware modules (device servers) with one or two ports that can be connected to the customer's product by cables. Embedded and external hardware modules incorporate a real-time operating system and application software required to make the devices effective. We also offer application- and industry-specific solutions for certain markets such as industrial device servers.

Our device servers allow a wide range of equipment to be quickly network-enabled without the need for intermediary gateways, workstations or PCs. Our device servers and web servers eliminate the high cost of ownership associated with networking, which frequently would otherwise require using PCs and workstations to perform connectivity and remote management functions. Our solutions contain high-performance processors capable of not only controlling the attached device, but in many cases are also capable of accumulating data and status. The accumulated data can then be formatted by the device server and presented to users via SNMP or e-mail. Our device servers have a built-in HTTP server, making them easy to manage using any standard Web browser.

In 2003, we introduced our XPort® embedded web server, which represented an improvement in technology and a reduction in physical size and price for this type of functionality. The thumb-sized XPort® is a self-contained network communications server and miniaturized web server enclosed within a rugged RJ-45 connector package, which can be embedded in virtually any electronic product. Products incorporating XPort® often have their own IP address on a network and can be configured to be accessible from any web browser, including a wireless PC or Internet-enabled cell phone, from anywhere in the world. The XPort® can serve up Internet-standard web pages, initiate e-mails for notifications or alerts, and can be configured to run other applications as defined and developed by the device manufacturer. XPort® makes it simple for a product manufacturer to connect, because the XPort® includes a complete, integrated solution with a 10/100 Base-T Ethernet connection, a reliable and proven operating system, an embedded web server, flexible firmware, a full TCP/IP protocol stack, and optional encryption. The relatively low price of the XPort®, and the speed and ease with which a manufacturer can design the device into its products, can make many products more attractive by cost-effectively providing network connectivity.

In March 2004, we introduced WiPort™, a wireless (and wired) embedded web server with substantially the same functionality as XPort®, but with an 802.11 standard wireless configuration for embedded application in products and situations where a wired Ethernet environment is not available or practical.

In August 2004, we introduced WiBox®, an external wireless device server. WiBox® dual-port device servers enable users to connect equipment to 802.11b/g networks via serial or Ethernet, quickly and easily. By merging wireless networking and Lantronix device server technology, WiBox® simplifies connectivity to devices in applications where mobility is required or cabling is impractical.

In January 2007, we introduced the XPort® Direct™, an embedded networking device gateway module and the latest offering in our XPort® family. The XPort® Direct™ embedded device gateway is a complete, miniaturized communications subsystem targeted at applications that need to move commands, status and information over IP networks or the Internet, to or from remote devices. The XPort® Direct™ is designed to bring Ethernet and Internet connectivity to new high-volume, cost-sensitive applications in commercial and consumer markets.

In February 2007, we introduced the IntelliBox®-I/O 2100, a fully programmable external device server, which automates the task of managing remote equipment and associated reporting. Powered by Lantronix EventTrak™ technology, the IntelliBox® enables customers to connect their industrial, commercial, medical, retail and security equipment to IP networks and the Internet to automatically monitor and respond to events in real-time with no human intervention.

In April 2007, we introduced the MatchPort™ b/g, our third generation, full-featured, secure, embedded wireless (802.11 b/g) networking device server module. With the MatchPort™ b/g, OEM manufacturers can easily design-in standards compliant, secure 802.11 b/g wireless connectivity giving their products mobility and remote management capabilities. MatchPort™ b/g is suited for a variety of vertical applications including telematics/transportation, security access control, building/industrial automation, medical, retail/POS and power/utilities metering.

We also offer products such as multi-port device servers that enable devices outside the data center to cost effectively share the network connection and convert various protocols to industry standard interfaces such as Ethernet and the Internet.

In July 2007, we introduced the expansion of our Industrial Device Networking product offerings with a new family of industrial Ethernet switches. The XPress-Pro SW™ series complements our current XPress line of industrial device servers by adding a line of five and eight-port managed and unmanaged hardened Ethernet switches.

Device Management Solutions

Our device management solutions are single and multi-port products (up to 48 ports) that primarily provide IT professionals with the tools they need to remotely connect to the out-of-band management ports on computers and associated equipment. These solutions include console servers, remote keyboard, video, mouse ("KVM") servers and managed power distribution products and terminal servers.

Our customers use these solutions to monitor and run their systems to ensure the performance and availability of critical business information systems, network infrastructure and telecommunications equipment. The equipment our solutions manage includes routers, switches, servers, phone switches and public branch exchanges that are often located in remote or inaccessible locations.

Our console servers provide system administrators and network managers a way to connect with their remote equipment through an interface called a console port, helping them work more efficiently without having to leave their desk or office. Console ports are usually found in Unix, Linux servers and on special purpose data center equipment such as environmental monitoring/control systems, communications switches and storage devices. With remote access, system downtime can be reduced, improving business efficiency. Our console servers provide IT professionals with peace-of-mind through extensive security features, and in some cases, provisions for dial-in access via modem. These solutions are provided in various configurations and can manage up to 48 devices from one console server.

In addition, our ManageLinx™ device management solutions provide M2M service organizations with the tools they need to remotely connect many network-enabled devices. These enterprise level solutions provide secure connectivity making it simple to maintain, configure, monitor and control large device networking deployments. ManageLinx™ will be entering initial customer testing in fiscal 2008.

In September 2005, we introduced SecureLinx™ Management Appliance, our first management appliance for the data center market. This product enables IT administrators to aggregate and manage an entire complex of multiple console serves, remote KVM servers and power devices used in multiple racks of equipment.

In March 2007, we introduced SecureLinx Spider™, our IP-based "Distributed KVM" remote server management solution. The SecureLinx Spider™ is a cable-friendly, single port, KVM to IP converter small enough to be held in one hand. The SecureLinx Spider™ compresses keyboard, video and mouse signals, sending them over the network or Internet to a remote PC or handheld device running industry-standard Web browsers.

Non-core Businesses: Visualization Solutions, Print Servers and Other Legacy Products

Over a period of years, primarily as a result of product technology acquired through acquisitions, we have product categories that no longer represent the focus of future research and development and expansion: in other cases these products are legacy products developed and sold in the past, but are no longer part of our strategic focus. We have announced the end-of-life for almost all of our non-core products and expect a steep decline in non-core revenues in fiscal 2008 while we complete the exit of this product category.

We offer visualization solutions that provide switching and optical extension of high performance video, audio, keyboard and mouse over long distances within a building or campus environment. Products include video display extenders, analog KVM extension systems and matrix hubs. Our analog remote KVM products provide a valuable solution for extending and sharing audio, video, keyboard and mouse signals among many users and over optical cable without loss of resolution. KVM products enable a single keyboard, monitor and mouse to be switched between multiple computers, providing immediate access and control from a single location. The customers for these devices typically are companies that need to isolate users from the core computing center for security reasons, or require high speed video sources to be shared among many users. Our visualization solutions can be found in government agencies and at customers involved with large scale simulation and display applications. We announced the end of life of these visualization products and exited this product line in 2007.

Early in our business history, we provided external print servers that connect various printers to a network for shared printing tasks. Over the years, we have updated and continue to provide print servers that work with a myriad of operating systems and network configurations. The requirement for external print servers is decreasing, as printer manufacturers have incorporated networking hardware and software as part of many printers. We intend to exit this product line in fiscal 2008.

We acquired a line of low-cost products that we market under the "Stallion" brand. Stallion products include a variety of network servers and a range of multi-port serial I/O cards. We intend to exit this product line in fiscal 2008.

Various other small categories of our legacy business are included in the non-core category, such as software revenues and other product lines we have discontinued or that are being de-emphasized.

The following table presents net revenues by product line. Definitions of these families have been modified slightly from time to time, and the data has been revised to conform to the current definitions:

Product Line	Primary Product Function	Years Ended June 30,		
		2007	2006	2005
		(In thousands)		
Device enablement	Enable electronic products to become network enabled.	$ 39,734	$ 35,419	$ 29,979
Device management	Allow the user to control equipment by way of a network using a wide range of protocols. This category includes console servers and remote digital KVM.	8,866	7,676	7,753
Total M2M device networking net revenues		48,600	43,095	37,732
Non-core	Includes terminal servers, visualization solutions, legacy print servers, serial board, software and miscellaneous products.	6,706	8,848	10,770
Total net revenues		$ 55,306	$ 51,943	$ 48,502

Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for disclosures about operating segments in annual consolidated financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. We operate in one segment, networking and Internet connectivity.

Customers

Distributors

Our principal customers are our distributors, which account for the largest percentage of our net revenues. Distributors resell our products to a wide variety of end customers, including consumers, corporate customers and VARs. We sell to a group of thirteen major distributors, some of which operate from multiple warehouses. Our major distributors in the Americas region include: Ingram Micro, Tech Data, KMJ Communications, Arrow Electronics, Inc and Symmetry Electronics. In Europe, the Middle East and Africa ("EMEA") region, we distribute to the following major distributors: Sphinx Computer Vertriebs GmbH, Jade Communications, LTD, Atlantik Systems GmbH, transtec AG (a related party due to common ownership by our largest stockholder), Astradis Elecktronik GmbH and Acal plc. In the Asia Pacific region, we distribute to the following major distributors: Nissin Systems, Co., Ltd and PowerCorp Pty Ltd.

OEM Manufacturers

We have established a broad range of OEM customers in various industries, such as industrial automation, medical, security, building automation, consumer and audiovisual. To shorten the development cycle and add network connectivity to a product, OEMs can use our external devices to network-enable their installed base of products, while board-level embedded modules are typically used in new product designs. Our capabilities and solutions enable OEMs to focus on their core competencies, resulting in reduced research and development costs, fewer integration problems and faster time to market.

End User Businesses

We have a broad range of end user customers in various vertical markets such as retail, universities/education, manufacturing, healthcare/hospitals and financial/banking. End user businesses require solutions that are simple to install, set up and operate, and can provide immediate results. Generally, these customers need to connect to a diverse range of products and equipment, without modifying existing software and systems.

Our external device enablement solutions enable end users to quickly, securely and easily connect their devices and equipment to networks, extending the life of existing investments. We provide a number of support services including telephone-based sales and technical support as well as a wide array of Internet-based resources. In many cases, the customer simply has to call in to obtain assistance in identifying which networking device would be most appropriate for their need. After buying the devices from us or one of our distributors, a customer often only has to plug a cable from their device to our external device, and then plug our device into their network.

Customer Concentrations

The following table presents sales to our significant customers and a related party as a percentage of net revenues:

	Years Ended June 30,		
	2007	2006	2005
Top five customers (1)	34.0%	38.0%	42.0%
Ingram Micro	12.0%	13.0%	16.0%
Tech Data	8.0%	10.0%	11.0%
Related party	2.0%	3.0%	2.0%

(1) Includes Ingram Micro and Tech Data.

No other customer represented more than 10% of our annual net revenues during these fiscal years. An international customer, transtec AG, is a related party due to common ownership by our largest stockholder and Lantronix director, Bernhard Bruscha.

The following table presents our net revenues by geographic region:

	Years Ended June 30,		
	2007	2006	2005
Americas	63.2%	62.5%	64.3%
EMEA	25.3%	27.1%	27.2%
Asia Pacific	11.5%	10.4%	8.5%
Total	100.0%	100.0%	100.0%

Information concerning our customer concentrations and sales by geographic region can be found in Part IV, Item 15 of this Annual Report on Form 10-K and is presented in footnote 14 to our notes of our consolidated financial statements. Please see Part I, Item 1A "Risk Factors" below for a discussion of the risks associated with foreign sales.

Sales and Marketing

We maintain both an inside and a field sales force to provide management and support to our worldwide network of selling partners. Over the past several years, we have expanded our network of sales partners and have developed an indirect sales model, using manufacturers' representatives, VARs and other resellers throughout the world. We have sales managers in major regions throughout the world to manage our relationship with our sales partners, identify and develop major new sales opportunities and increase penetration at existing high potential accounts. We implement marketing programs, tools and services specifically geared to drive demand for our products.

The following table presents the number of our employees that participate in sales and marketing activities:

	Years Ended June 30,		
	2007	2006	2005
Sales and marketing	66	64	56

We believe that our multi-channel approach provides several advantages. We can engage the customers and end users through their channel of choice, making our solutions available from a variety of sources. We can concentrate on developing new relationships at accounts that we believe represent our largest opportunities while our sales partners continue to identify new incremental opportunities and service existing customers.

Our device enablement solutions are principally sold to manufacturers by our worldwide OEM sales force and our group of manufacturers' representatives. We have continued to expand our use of manufacturers' representatives and other resellers, leveraging their established relationships to bring our device enablement solutions to a greater number of customers within the OEM market.

We market and sell our device management solutions and select external device enablement solutions through information technology resellers, industry-specific system integrators, VARs and directly to end user organizations. Resellers and integrators will often obtain our products through distributors. These distributors supply our products to a broad range of VARs, system integrators, direct marketers, government resellers and e-commerce resellers. In turn, these distributor customers market, sell, install and, in most cases, support our solutions to the end users.

Manufacturing

A key element of our operations strategy is to outsource manufacturing to produce reliable, high quality products at competitive prices and to achieve on-time delivery to our customers. This practice enables us to concentrate our resources on engineering, sales and marketing.

We utilize contract manufacturers located in the U.S., China, Malaysia and Taiwan. Our contract manufacturers source raw materials, components and integrated circuits, in accordance with our pre-determined specifications and forecasts, and perform printed circuit board assembly, final assembly, functional testing and quality control. We believe this arrangement decreases our capital requirements and provides better raw material and component pricing, enhancing our gross margins and operating margins. Please see Part I, Item 1A "Risk Factors" below for a discussion of the risks associated with contract manufacturing.

Research and Development

Our research and development efforts are focused on the development of technology and products that will enhance our competitive position in the markets we serve. Products are developed in-house and through outside research and development resources, which may be sourced on an OEM basis.

The following table presents the number of our employees that participate in research and development activities and our research and development expenses:

	Years Ended June 30,		
	2007	2006	2005
	(Dollars in thousands)		
Number of employees	45	45	37
Research and development expenses	$ 7,362	$ 5,999	$ 6,325

Developer Relations

Recruiting, informing and participating with third-party developers are integral parts of our ongoing strategy. We encourage, enable and support others in the development of vertical applications using our hardware, firmware and software products. With their help and investment in creating additional applications and markets for our products, we improve our ability to secure a defensible market position and loyal customers.

Competition

The markets in which we compete are dynamic and highly competitive. As these markets grow and develop, we expect competition to intensify. The following sets forth a partial list of current and potential competitors by techology:

Device Network-enabling Technologies

Companies such as Digi International, Inc., DPAC Technologies Corp., Echelon Corporation, Freescale Semiconductor, Inc., Moxa Technologies, MRV Communications, Inc., Quatech, Inc., Raritan, Rose Electronics, Sena Technologies Inc., Wind River Systems, Inc., and ZiLOG, Inc.

Equipment for Device management Solutions

Companies such as Avocent Corporation, Cisco Systems, Inc., Digi International, Inc., Moxa Technologies, MRV Communications, Inc., Open Gear and Perle Systems.

The principal competitive factors that affect the market for our products are:

- product quality, technological innovation, compatibility with standards and protocols, reliability, functionality, ease of use and compatibility;
- product pricing;
- potential customers' awareness and perception of our products and of network-enabling technologies; and
- the customer's decision to make vs. buy.

Intellectual Property Rights

We have developed proprietary methodologies, tools, processes and software in connection with delivering our services. We have not historically relied on patents to protect our proprietary rights, although we have recently begun to build a patent portfolio. We have historically relied on a combination of copyright, trademark, trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights.

On May 2, 2006, we entered into a six-year patent cross-license and litigation dismissal agreement with Digi International, Inc. ("Digi"). The cross-license includes all pre-existing patents (not including design patents) held by us and Digi. In addition, the cross-license covers all future patents (not including design patents) during the six-year cross-license term.

Gordian, Inc. ("Gordian") developed certain intellectual property used in our micro serial server line of products. These products represented and continue to represent a significant portion of our net revenues. An agreement with Gordian gives us joint ownership of the Gordian intellectual property that is embodied in the products Gordian designed for us.

United States and Foreign Government Regulation

Many of our products and the industries in which they are used are subject to federal, state or local regulation in the U.S. In addition, our products are exported worldwide. Therefore, we are subject to the regulation of foreign governments. For example, wireless communication is highly regulated in both the U.S. and elsewhere. Some of our products employ encryption technology; the export of some encryption software is restricted. At this time our activities comply with existing laws, but we cannot determine whether future, more restrictive laws, if enacted, would adversely affect us. Please see Part I, Item 1A "Risk Factors" below for risks associated with foreign operations.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. Our company quality manual requires all subcontractors and raw material suppliers to be ISO14001 certified. State agencies require us to report usage of environmentally hazardous materials and we have retained the appropriate personnel to help ensure compliance with all applicable environmental regulations. We actively manage and monitor compliance through our internal auditing program. We believe that our activities conform to present environmental regulations; however, increasing public attention has been focused on the environmental impact of semiconductor operations and these regulations may require us to fund remedial action regardless of fault.

In addition, the use and disposal of electronics is under increasing scrutiny and various countries have begun to adopt regulations such as the European Union's Waste Electrical and Electronic Equipment ("WEEE") and the Reduction of the use of certain Hazardous Substances in electrical and electronic equipment ("RoHS") directives, which could require us to both redesign our products to comply with the standards and develop compliance administration systems. We expect additional countries and locations to adopt similar regulations in the future which may be more stringent than the current regulations. Currently however, we believe the majority of our commercial products are compliant with these emerging regulations.

While we have not experienced any materially adverse effects on our operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Any failure by us to adequately restrict the discharge of hazardous substances could subject us to future liabilities or could cause our manufacturing operations to be suspended.

Employees

We have never experienced a work stoppage, none of our employees are currently represented by a labor union, and we consider our employee relations to be good.

The following table presents our part- and full-time employees:

	Years Ended June 30,		
	2007	2006	2005
Research and development	45	45	37
Sales and marketing	66	64	56
Operations	21	21	24
General and administrative	29	27	27
Total employees	161	157	144

Backlog

Normally, we manufacture our products in advance of receiving firm purchase orders from our customers based upon our forecasts of worldwide customer demand. Most customer orders are placed on an as-needed basis and may be canceled or rescheduled by the customer without significant penalty. Accordingly, backlog as of any particular date is not necessarily indicative of our future sales. Because most of our business is on an as-needed basis, we do not rely on backlog as a metric of our operations.

Available Information

Our annual report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our website at www.lantronix.com shortly after we electronically file such material with, or furnish it to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the

Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. We assume no obligation to update or revise forward looking statements in this Form 10-K, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

Executive Officers of the Registrant

The following table presents the names, ages and positions held by all our executive officers. There are no family relationships between any director or executive officer and any other director or executive officer of Lantronix. Executive officers serve at the discretion of the board of directors.

Name	Age	Position
Marc H. Nussbaum	51	President and Chief Executive Officer
Reagan Y. Sakai	48	Chief Financial Officer and Secretary

MARC H. NUSSBAUM has served as our President and Chief Executive Officer since May 2002 (on an interim basis until February 2003). From April 2000 to March 2002, Mr. Nussbaum served as Senior Vice President and Chief Technical Officer for MTI Technology Corporation, a developer of enterprise storage solutions. From April 1981 to November 1998, Mr. Nussbaum served in various positions at Western Digital Corporation, a manufacturer of PC components, communication controllers, storage controllers and hard drives. Mr. Nussbaum led business development, strategic planning and product development activities, serving as Western Digital's Senior Vice President, Chief Technical Officer from 1995 to 1998 and Vice President, Storage Technology and Product Development from 1988 through 1995. Mr. Nussbaum holds a BA degree in physics from the State University of New York.

REAGAN Y. SAKAI has served as our Chief Financial Officer and Secretary since November 2006. From April 2005 to October 2006, Mr. Sakai served as Chief Financial Officer for HyPerformix Corporation, a private software company based in Austin, Texas. From September 2003 to April 2005, Mr. Sakai served as Chief Financial Officer for VIEO Corporation, an early-stage software company. From May 1999 to January 2003, Mr. Sakai served as Chief Financial Officer of Crossroads Systems Corporation, a public data storage routing company, where he oversaw the company's IPO in October 1999. Earlier in his career, Mr. Sakai held various financial positions with Exabyte Corporation, Maxtor Corporation, McDATA Corporation, and StorageTek Corporation. Mr. Sakai holds a BS degree and an MBA from the University of Colorado at Boulder.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described in this section. This section should be read in conjunction with the consolidated financial statements and accompanying notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. If any of these risks or uncertainties actually occurs with material adverse effects on Lantronix, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Our quarterly operating results may fluctuate, which could cause our stock to decline.

We have experienced, and expect to continue to experience, significant fluctuations in net revenues, expenses and operating results from quarter to quarter. We, therefore, believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock. Our short-term expense levels for ongoing operations are relatively fixed and are based on our expectations of future net revenues. If we were to experience a reduction in revenues in a quarter, we would likely be unable to adjust our short-term expenditures. If this were to occur, our operating results for that fiscal quarter would be harmed. If our operating results in future fiscal quarters fall below the expectations of market analysts and investors, the price of our common stock would likely fall. Other factors that might cause our operating results to fluctuate on a quarterly basis include:

- changes in the mix of net revenues attributable to higher-margin and lower-margin products;

- customers' decisions to defer or accelerate orders;
- variations in the size or timing of orders for our products;
- changes in demand for our products;
- fluctuations in exchange rates;
- defects and other product quality problems;
- loss or gain of significant customers;
- short-term fluctuations in the cost or availability of our critical components;
- announcements or introductions of new products by our competitors;
- effects of terrorist attacks in the U.S. and abroad; and
- changes in demand for devices that incorporate our products.

If a major distributor or customer cancels, reduces or delays purchases, our net revenues might decline and our business could be adversely affected.

The number and timing of sales to our distributors have been difficult for us to predict. While our distributors are customers in the sense they buy our products, they are also part of our product distribution system. Some of our distributors could be acquired by a competitor and stop buying product from us.

The following table presents sales to our significant customers as a percentage of net revenues:

	Years Ended June 30,		
	2007	2006	2005
Top five customers (1)	34.0%	38.0%	42.0%
Ingram Micro	12.0%	13.0%	16.0%
Tech Data	8.0%	10.0%	11.0%
Related party	2.0%	3.0%	2.0%

(1) Includes Ingram Micro and Tech Data.

The loss or deferral of one or more significant customers in a quarter could harm our operating results. We have in the past, and might in the future, lose one or more major customers. If we fail to continue to sell to our major customers in the quantities we anticipate, or if any of these customers terminate our relationship, our reputation, the perception of our products and technology in the marketplace, could be harmed. The demand for our products from our OEM, VAR and systems integrator customers depends primarily on their ability to successfully sell their products that incorporate our device networking solutions technology. Our sales are usually completed on a purchase order basis and we have few long-term purchase commitments from our customers.

Our future success also depends on our ability to attract new customers, which often involves an extended selling process. The sale of our products often involves a significant technical evaluation, and we often face delays because of our customers' internal procedures for evaluating and deploying new technologies. For these and other reasons, the sales cycle associated with our products is typically lengthy, often lasting six to nine months and sometimes longer. Therefore, if we were to lose a major customer, we might not be able to replace the customer in a timely manner, or at all. This would cause our net revenues to decrease and could cause our stock price to decline.

If we fail to develop or enhance our products to respond to changing market conditions and government and industry standards, our competitive position will suffer and our business will be adversely affected.

Our future success depends in large part on our ability to continue to enhance existing products, lower product cost and develop new products that maintain technological competitiveness and meet government and industry standards. The demand for network-enabled products is relatively new and can change as a result of innovations, changes or new government and industry standards. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronic equipment after July 1, 2006. As a result, in advance of this deadline, some of our customers selling products in Europe had begun demanding product from component manufacturers that did not contain these banned substances. Any failure by us to develop and introduce new products or enhancements in response to new government and industry standards could harm our business, financial condition or results of operations. These requirements might or might not be compatible with our current or future product offerings. We might not be successful in modifying our products and services to address these requirements and standards. For example, our competitors might develop competing technologies based on Internet Protocols, Ethernet Protocols or other protocols that might have advantages over our products. If this were to happen, our net revenues might not grow at the rate we anticipate, or could decline.

Delays in deliveries or quality problems with our component suppliers could damage our reputation and could cause our net revenues to decline and harm our results of operations.

We and our contract manufacturers are responsible for procuring raw materials for our products. Our products incorporate components or technologies that are only available from single or limited sources of supply. In particular, some of our integrated circuits are only available from a single source and in some cases are no longer being manufactured. From time to time, integrated circuits used in our products will be phased out of production. When this happens, we attempt to purchase sufficient inventory to meet our needs until a substitute component can be incorporated into our products. Nonetheless, we might be unable to purchase sufficient components to meet our demands, or we might incorrectly forecast our demands, and purchase too many or too few components. In addition, our products use components that have, in the past, been subject to market shortages and substantial price fluctuations. From time to time, we have been unable to meet our orders because we were unable to purchase necessary components for our products. We do not have long-term supply arrangements with many of our vendors to obtain necessary components or technology for our products. If we are unable to purchase components from these suppliers, product shipments could be prevented or delayed, which could result in a loss of sales. If we are unable to meet existing orders or to enter into new orders because of a shortage in components, we will likely lose net revenues and risk losing customers and harming our reputation in the marketplace, which could adversely affect our business, financial condition or results of operations. We have recently redesigned many of our products to comply with the new environmental Reduction of Hazardous Substances ("RoHS") standard. This standard is new for our supply chain and interruptions in parts supply due to the additional complexities and limited number of second source supply choices could adversely impact our business.

If we lose the services of any of our contract manufacturers or suppliers, we may not be able to obtain alternate sources in a timely manner, which could harm our customer relations and adversely affect our net revenues and harm our results of operations.

We do not have long-term agreements with our contract manufacturers or suppliers. If any of these subcontractors or suppliers ceased doing business with us, we may not be able to obtain alternative sources in a timely or cost-effective manner. Due to the amount of time that it usually takes us to qualify contract manufacturers and suppliers, we could experience delays in product shipments if we are required to find alternative subcontractors and suppliers. Some of our suppliers have or provide technology or trade secrets, the loss of which could be disruptive to our procurement and supply processes. If a competitor should acquire one of our contract manufacturers or suppliers, we could be subjected to more difficulties in maintaining or developing alternative sources of supply of some components or products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial condition or results of operations.

Environmental regulations such as the WEEE and RoHS directives may require us to redesign our products and to develop compliance administration systems.

Various countries have begun to require companies selling a broad range of electrical equipment to conform to regulations such as the WEEE and RoHS directives and we expect additional countries and locations to adopt similar regulations in the future. New environmental standards such as these could require us to redesign our products in order to comply with the standards, and require the development of compliance administration systems. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Additionally, we may incur significant costs to redesign our products and to develop compliance administration systems; however alternative designs may have an adverse effect on our gross profit margin. If we cannot develop compliant products timely or properly administer our compliance programs, our revenues may also decline due to lower sales, which would adversely affect our operating results.

If our research and development efforts are not successful, our net revenues could decline and our business could be harmed.

If we are unable to develop new products as a result of our research and development efforts, or if the products we develop are not successful, our business could be harmed. Even if we do develop new products that are accepted by our target markets, we do not know whether the net revenues from these products will be sufficient to justify our investment in research and development. In addition, if we do not invest sufficiently in research and development, we may be unable to maintain our competitive position. Our research and development may decrease, which may put us at a competitive disadvantage compared to our competitors and adversely affect our market position.

We expect the average selling prices of our products to decline, which could reduce our net revenues, gross margins and profitability.

In the past, we have experienced some reduction in the average selling prices and gross margins of products, and we expect that this will continue for our products as they mature. We expect competition to continue to increase, and we anticipate this could result in additional downward pressure on our pricing. Our average selling prices for our products might decline as a result of other reasons, including promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. We also may not be able to increase the price of our products if the prices of components or our overhead costs increase. In addition, we may be unable to adjust our prices in response to currency exchange rate fluctuations resulting in lower gross margins. If these were to occur, our gross margins would decline and we may not be able to reduce the cost to manufacture our products to keep up with the decline in prices.

Current or future litigation could adversely affect us.

We recently concluded multiple securities lawsuits and litigation with a former executive officer. We may have an obligation to continue to indemnify the former executive officer and defend the securities violation that he has been charged with. There is a risk that our insurance carriers may not reimburse us for such costs. Any lawsuit may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. Except as described elsewhere in this Form 10-K, we do not know what the outcome of outstanding legal proceedings will be and cannot determine the extent to which these resolutions might have a material adverse effect on our business, financial condition or results of operations. The results of litigation are inherently uncertain, and adverse outcomes are possible. For a more detailed description of our current and recent litigation, see Note 10 to the notes to our consolidated financial statements of Part IV, Item 15 of this Form 10-K.

Our products may contain undetected software or hardware errors or defects that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

We currently offer warranties ranging from one to two years on each of our products. Our products could contain undetected errors or defects. If there is a product failure, we might have to replace all affected products without being able to book revenue for replacement units, or we may have to refund the purchase price for the units. We do not have a long history with which to assess the risks of unexpected product failures or defects for our device server product line. Regardless of the amount of testing we undertake, some errors might be discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in loss of net revenues and claims against us.

Significant product warranty claims against us could harm our business, reputation and financial results and cause the price of our stock to decline.

If software that we license or acquire from the open source software community and incorporate into our products were to become unavailable or no longer available on commercially reasonable terms, it could adversely affect sales of our products, which could disrupt our business and harm our financial results.

Certain of our products contain components developed and maintained by third-party software vendors or are available through the "open source" software community. We also expect that we may incorporate software from third-party vendors and open source software in our future products. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with alternate third-party software or open source software, or develop these components ourselves, which would result in increased costs and could result in delays in our product shipments. Furthermore, we might be forced to limit the features available in our current or future product offerings.

If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We outsource substantially all of our manufacturing to four manufacturers in Asia: Venture Electronics Services, Uni Precision Industrial Ltd., Universal Scientific Industrial Company, LTD and Hana Microelectronics, Inc. In addition, two independent third party foundries located in Asia manufacture substantially all of the Company's large scale integration chips. Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
- lack of guaranteed production capacity or product supply; and
- reliance on these manufacturers to maintain competitive manufacturing technologies.

Our agreements with these manufacturers provide for services on a purchase order basis. If our manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. For example, Jabil Circuit, Inc. acquired Varian, Inc. in March 2005 and closed the facility that manufactured our products. We transferred this production to another contract manufacturer. Moreover, as we shift products among third-party manufacturers, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity in a timely manner or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenues would harm our business. We also are responsible for forecasting the demand for our individual products. These forecasts are used by our contract manufacturers to procure raw materials and manufacture our finished goods. If we forecast demand too high, we may invest too much cash in inventory, and we may be forced to take a write-down of our inventory balance, which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay charges that would increase our cost of revenues or we may be unable to fulfill customer orders, thus reducing net revenues and therefore earnings.

We are exposed to foreign currency exchange risks, which could harm our business and operating results.

We hold a significant portion of our cash balance in foreign currencies (particularly euros), and as such are exposed to adverse changes in exchange rates associated with foreign currency fluctuations. However, we do not currently engage in any hedging transactions to mitigate these risks. Although from time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions, we may not adequately hedge against any future volatility in currency exchange rates and, if we engage in hedging transactions, the transactions will be based on forecasts which later may prove to be inaccurate. Any failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results.

Our international activities are subject to uncertainties, which include international economic, regulatory, political and other risks that could harm our business, financial condition or results of operations.

The following table presents our sales within geographic regions:

	Years Ended June 30,		
	2007	**2006**	**2005**
Americas	63.2%	62.5%	64.3%
EMEA	25.3%	27.1%	27.2%
Asia Pacific	11.5%	10.4%	8.5%
Total	100.0%	100.0%	100.0%

We expect that international revenues will continue to represent a significant portion of our net revenues in the foreseeable future. Doing business internationally involves greater expense and many risks. For example, because the products we sell abroad and the products and services we buy abroad may be priced in foreign currencies, we could be affected by fluctuating exchange rates. In the past, we have lost money because of these fluctuations. We might not successfully protect ourselves against currency rate fluctuations, and our financial performance could be harmed as a result. In addition, we use contract manufacturers based in Asia to manufacture substantially all of our products. International revenues and operations are subject to numerous risks, including:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- reduced protection for intellectual property rights in some countries;
- differing labor regulations;
- compliance with a wide variety of complex regulatory requirements;
- changes in a country's or region's political or economic conditions;
- effects of terrorist attacks in the U.S. and abroad;
- greater difficulty in staffing and managing foreign operations; and
- increased financial accounting and reporting burdens and complexities.

Our international operations require significant attention from our management and substantial financial resources. We do not know whether our investments in other countries will produce desired levels of net revenues or profitability.

If we are unable to sell our inventory in a timely manner it could become obsolete, which could require us to increase our reserves and harm our operating results.

At any time, competitive products may be introduced with more attractive features or at lower prices than ours. There is a risk that we may be unable to sell our inventory in a timely manner to avoid it becoming obsolete.

The following table presents our inventory and reserve for excess and obsolete inventory reserve:

	June 30,	
	2007	2006
	(In thousands)	
Finished goods	$ 7,848	$ 6,518
Raw materials	2,653	3,863
Inventory at distributors	1,876	1,690
Large scale integration chips *	1,530	731
Inventories, gross	13,907	12,802
Reserve for excess and obsolete inventory	(2,926)	(4,689)
Inventories, net	$ 10,981	$ 8,113

* This item is both sold individually and embedded into the Company's products.

In the event we are required to substantially discount our inventory or are unable to sell our inventory in a timely manner, we would be required to increase our reserves and our operating results could be substantially harmed.

We are subject to export control regulations that could restrict our ability to increase our international revenue and may adversely affect our business.

Our products and technologies are subject to U.S. export control laws, including the Export Administration Regulations, administered by the Department of Commerce and the Bureau of Industry Security, and their foreign counterpart laws and regulations, which may require that we obtain an export license before we can export certain products or technology to specified countries. These export control laws, and possible changes to current laws, regulations and policies, could restrict our ability to sell products to customers in certain countries or give rise to delays or expenses in obtaining appropriate export licenses. Failure to comply with these laws and regulations could result in government sanctions, including substantial monetary penalties, denial of export privileges, and debarment from government contracts. Any of these could adversely affect our operations and, as a result, our financial results could suffer.

If we are unable to attract, retain or motivate key senior management and technical personnel, it could seriously harm our business.

Our financial performance depends substantially on the performance of our executive officers, key technical, marketing and sales employees. We are dependent in particular on Marc Nussbaum, our President and Chief Executive Officer. We are also dependent upon our technical personnel, due to the specialized technical nature of our business. If we were to lose the services of Mr. Nussbaum or any of our key personnel and were not able to find replacements in a timely manner, our business could be disrupted, other key personnel might decide to leave, and we might incur increased operating expenses associated with finding and compensating replacements.

If our OEM customers develop their own expertise in network-enabling products, it could result in reduced sales of our products and harm our operating results.

We sell to both resellers and OEMs. Selling products to OEMs involves unique risks, including the risk that OEMs will develop internal expertise in network-enabling products or will otherwise incorporate network functionality in their products without using our device networking solutions. If this were to occur, our sales to OEMs would likely decline, which could reduce our net revenues and harm our operating results.

New product introductions and pricing strategies by our competitors could reduce our market share or cause us to reduce the prices of our products, which would reduce our net revenues and gross margins.

The market for our products is intensely competitive, subject to rapid change and is significantly affected by new product introductions and pricing strategies of our competitors. We face competition primarily from companies that network-enable devices, semiconductor companies, companies in the automation industry and companies with significant networking expertise and research and development resources. Our competitors might offer new products with features or functionality that are equal to or better than our products. In addition, since we work with open standards, our customers could develop products based on our technology that compete with our offerings. We might not have sufficient engineering staff or other required resources to modify our products to match our competitors. Similarly, competitive pressure could force us to reduce the price of our products. In each case, we could lose new and existing customers to our competition. If this were to occur, our net revenues could decline and our business could be harmed.

Current or future litigation over intellectual property rights could adversely affect us.

Substantial litigation regarding intellectual property rights exists in our industry. For example, in May 2006 we settled a patent infringement lawsuit with Digi in which we signed an agreement with Digi to cross-license each other's patents. In addition, we paid Digi $600,000 as part of the settlement. The results of litigation are inherently uncertain, and adverse outcomes are possible. Adverse outcomes may have a material adverse effect on our business, financial condition or results of operations. For a more detailed description of pending litigation, see Note 10 to the notes to our consolidated financial statements of Part IV, Item 15 of this Form 10-K.

There is a risk that other third parties could claim that our products, or our customers' products, infringe on their intellectual property rights or that we have misappropriated their intellectual property. In addition, software, business processes and other property rights in our industry might be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Other parties might currently have, or might eventually be issued, patents that pertain to the proprietary rights we use. Any of these third parties might make a claim of infringement against us. The results of litigation are inherently uncertain, and adverse outcomes are possible.

Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;
- divert management's time and attention from developing our business;
- require us to pay monetary damages, including treble damages if we are held to have willfully infringed;
- require us to enter into royalty and licensing agreements that we would not normally find acceptable;
- require us to stop selling or to redesign certain of our products; or
- require us to satisfy indemnification obligations to our customers.

If any of these occur, our business, financial condition or results of operations could be adversely affected.

We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position or require us to incur significant expenses to enforce our rights.

We have not historically relied on patents to protect our proprietary rights, although we are now building a patent portfolio. In May 2006, we entered into a patent cross-license agreement with Digi in which the parties agreed to cross-license each other's patents, which could reduce the value of our existing patent portfolio. We rely primarily on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Despite any precautions that we have taken:

- laws and contractual restrictions might not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;
- other companies might claim common law trademark rights based upon use that precedes the registration of our marks;

- other companies might assert other rights to market products using our trademarks;

- policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we might be unable to determine the extent of this unauthorized use;

- courts may determine that our software programs use open source software in such a way that deprives the entire programs of intellectual property protection; and

- current federal laws that prohibit software copying provide only limited protection from software pirates.

Also, the laws of some of the countries in which we market and manufacture our products offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third-parties to benefit from our technology without paying us for it. Consequently, we may be unable to prevent our proprietary technology from being exploited by others in the U.S. or abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impracticable. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which may harm our business, financial condition and results of operations.

Acquisitions, strategic partnerships, joint ventures or investments may impair our capital and equity resources, divert our management's attention or otherwise negatively impact our operating results.

We may pursue acquisitions, strategic partnerships and joint ventures that we believe would allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with distributors and OEMs. Any future acquisition, partnership, joint venture or investment may require that we pay significant cash, issue stock or incur substantial debt. Acquisitions, partnerships or joint ventures may also result in the loss of key personnel and the dilution of existing stockholders as a result of issuing equity securities. In addition, acquisitions, partnerships or joint ventures require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may contribute to increased fixed costs and may expose us to unanticipated liabilities and otherwise harm our operating results.

We may experience difficulties in implementing or enhancing new information systems.

During fiscal 2006, we began an upgrade of our existing enterprise resource planning ("ERP") information system to manage our business operations. The possibility exists that our migration to the upgraded ERP information system could adversely affect our disclosure controls and procedures or our operations in future periods. The process of implementing information systems could adversely impact our ability to do the following in a timely manner: accept and process customer orders, receive inventory and ship products, invoice and collect receivables, place purchase orders and pay invoices, and all other business transactions related to the finance, order entry, purchasing, supply chain and human resource processes within the ERP system. Any such disruption could adversely affect our financial position, results of operations, cash flows and the market price of our common stock.

Business interruptions could adversely affect our business.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks and other events beyond our control. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults and, therefore, may be more susceptible to damage if an earthquake occurs. We do not carry earthquake insurance for direct earthquake-related losses. If a business interruption occurs, our business could be materially and adversely affected.

If we fail to maintain an effective system of disclosure controls or internal controls over financial reporting, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to evaluate periodically the effectiveness of their internal controls over financial reporting, and to include a management report assessing the effectiveness of their internal controls as of the end of each fiscal year. Beginning with our annual report on Form 10-K for our fiscal year ending June 30, 2008, we will be required to comply with the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 to include in each of our annual reports an assessment by our management of the effectiveness of our internal controls over financial reporting. Beginning with our annual report on Form 10-K for our fiscal year ending June 30, 2009, our independent registered public accounting firm will issue a report assessing the effectiveness of our internal controls.

Our management does not expect that our internal controls over financial reporting will prevent all errors or frauds. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, involving us have been, or will be, detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of a person, or by collusion among two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to errors or frauds may occur and not be detected.

We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our disclosure controls and internal controls over financial reporting in the future. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease a building in Irvine, California, that comprises our corporate headquarters and includes administration, sales, marketing, research and development, warehouse and order fulfillment functions. During fiscal 2005, we extended the lease for our Irvine facility until July 2010. In addition, we have sales offices in France and Hong Kong. Our leased facilities comprise an aggregate of approximately 55,000 square feet of which our Irvine facility represents the majority.

We believe our existing facilities are adequate to meet our needs. If additional space is needed in the future, we believe that suitable space will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The legal proceedings as required by this item are incorporated by reference from Part IV, Item 15 of this Form 10-K and are presented under footnotes 10 and 11 to our notes to our consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth fiscal quarter ended June 30, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock was traded on the NASDAQ National Market under the symbol "LTRX" from our initial public offering on August 4, 2000 through October 22, 2002. On October 23, 2002 our listing was changed to the NASDAQ SmallCap Market, which has since been renamed the NASDAQ Capital Market. The number of holders of record of our common stock as of September 4, 2007 was approximately 80. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock:

	High	Low
Year Ended June 30, 2007		
First Quarter	$ 2.13	$ 1.29
Second Quarter	1.78	1.36
Third Quarter	1.90	1.57
Fourth Quarter	1.61	1.24
Year Ended June 30, 2006		
First Quarter	$ 1.56	$ 1.19
Second Quarter	1.67	1.26
Third Quarter	2.57	1.64
Fourth Quarter	2.77	1.98

We believe that a number of factors, including but not limited to quarterly fluctuations in results of operations, may cause the market price of our common stock to fluctuate significantly. See Part II, Item 7 of this Form 10-K.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes.

Recent Sales of Unregistered Securities

We did not repurchase any of our common stock during the fourth fiscal quarter of 2007. Since July 1, 2003, we have issued the following unregistered securities:

In June 2006, we issued an aggregate of 84,053 shares in connection with the settlement of securities claims brought by former stockholders of Synergetic Micro Systems, Inc. The shares in the foregoing transactions were exempt from registration pursuant to Section 3(a)(10) of the Securities Act.

Stock Price Performance Graph

The performance graph below is required by the SEC and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this annual report on Form 10-K into any filing under the Securities Act or the Exchange Act except to the extent we specifically incorporate this information by reference and shall not otherwise be deemed soliciting material or filed under such acts.

The graph below compares the cumulative total return to stockholders on our common stock with the cumulative total return on the NASDAQ Composite Index and the Research Data Group ("RDG") Technology Composite for the period commencing June 30, 2002 and ending on June 30, 2007. The following graph assumes the investment of $100 in our common stock and in the two other indices, and reinvestment of all dividends.

The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Lantronix, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index
$300
$250
$200
$150
$100
$50
$0
6/02
9/02
12/02
3/03
6/03
9/03
12/03
3/04
6/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
Lantronix, Inc.
NASDAQ Composite
RDG Technology Composite

* $100 invested on 6/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

ITEM 6. SELECTED FINANCIAL DATA .

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included below. Effective the first quarter of fiscal 2006, we adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123R"). In accordance with SFAS 123R, we elected to adopt the standard using the modified prospective method. In March 2004, we completed the sale of our Premise business unit that was originally purchased in January 2002. Accordingly, the information set forth in the table below reflects the Premise business unit as a discontinued operation. The consolidated statements of operations data for the fiscal years ended June 30, 2007, 2006 and 2005 and the balance sheet data as of June 30, 2007 and 2006 are derived from the audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations data for the fiscal years ended June 30, 2004 and 2003, and the balance sheet data as of June 30, 2005, 2004 and 2003, are derived from the audited consolidated financial statements not included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for future periods.

	Years Ended June 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statement of Operations Data					
Net revenues (1)	$ 55,306	$ 51,943	$ 48,502	$ 48,885	$ 49,389
Cost of revenues (2)	26,964	25,276	24,326	25,026	36,264
Gross profit	28,342	26,667	24,176	23,859	13,125
Operating expenses:					
Selling, general and administrative	23,243	24,203	24,770	23,599	29,734
Research and development	7,362	5,999	6,325	7,854	9,809
Litigation settlement costs	90	960	-	-	1,533
Amortization of purchased intangible assets	72	20	65	148	602
Restructuring (recovery) charge	-	(17)	-	(2,093)	5,600
Impairment of goodwill and intangible assets	-	-	-	-	2,353
Total operating expenses	30,767	31,165	31,160	29,508	49,631
Loss from operations	(2,425)	(4,498)	(6,984)	(5,649)	(36,506)
Interest income (expense), net	(13)	46	(20)	50	248
Other income, net	749	1,376	173	(5,333)	(926)
Loss before income taxes and cumulative effect of accounting changes	(1,689)	(3,076)	(6,831)	(10,932)	(37,184)
Provision (benefit) for income taxes	34	(31)	229	(325)	250
Loss from continuing operations	(1,723)	(3,045)	(7,060)	(10,607)	(37,434)
Income (loss) from discontinued operations	-	-	56	(5,047)	(10,115)
Loss before cumulative effect of accounting changes	(1,723)	(3,045)	(7,004)	(15,654)	(47,549)
Cumulative effect of accounting changes:					
Adoption of new accounting standard SFAS No. 142	-	-	-	-	-
Net loss	$ (1,723)	$ (3,045)	$ (7,004)	(15,654)	(47,549)
Basic and diluted loss per share from continuing operations before cumulative effect of accounting changes	$ (0.03)	$ (0.05)	$ (0.12)	$ (0.19)	$ (0.69)
Income (loss) from discontinued operations	-	-	-	(0.09)	(0.19)
Loss before cumulative effect of accounting changes	(0.03)	(0.05)	(0.12)	(0.28)	(0.88)
Cumulative effect of accounting changes per share:					
Adoption of new accounting standard SFAS No. 142	-	-	-	-	-
Net loss per share	$ (0.03)	$ (0.05)	$ (0.12)	$ (0.28)	$ (0.88)
Weighted average shares (basic and diluted)	59,603	58,702	58,202	56,862	54,329

	As of June 30.				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 7,582	$ 7,729	$ 6,690	$ 9,128	$ 7,328
Marketable securities	97	88	85	3,050	6,750
Working capital	5,587	5,372	7,824	12,087	17,312
Goodwill	9,488	9,488	9,488	9,488	9,488
Purchased intangible assets, net	485	610	559	2,056	4,275
Total assets	35,958	47,815	30,368	37,250	54,947
Long-term capital lease obligations	142	211	51	-	867
Accumulated deficit	(168,173)	(166,450)	(163,082)	(156,078)	(140,424)
Total stockholders' equity	17,228	16,778	18,468	24,791	37,717

(1) Includes net revenues from related party

(2) Includes amortization of purchased intangible assets

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. In addition to historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth under Part I, Item 1A "Risk Factors" and elsewhere in this report.

Overview

We design, develop and market devices that make it possible to access, manage, control and configure electronic devices over the Internet and other networks. We are a leader in providing innovative networking solutions. We were initially formed as "Lantronix," a California corporation, in June 1989. We reincorporated as "Lantronix, Inc.," a Delaware corporation in May 2000. Our products are sold to distributors, OEMs, VARs, and systems integrators, as well as directly to end users. In this annual report on Form 10-K, we refer to the fiscal year ended June 30, 2007 as fiscal 2007, the fiscal year ended June 30, 2006 as fiscal 2006 and the fiscal year ended June 30, 2007 as fiscal 2005.

Fiscal Year 2007 Financial Highlights and Other Information

A summary of the key factors and significant events which impacted our financial performance during the fiscal year ended June 30, 2007 are as follows:

- Net revenues of $55.3 million for the fiscal year ended June 30, 2007 increased by $3.4 million or 6.5% as compared to $51.9 million reported for the fiscal year ended June 30, 2006. The increase was primarily the result of a $5.5 million or 12.8% increase in our M2M device networking product lines offset by a $2.1 million or 24.2% decrease in our non-core product lines.

- Gross profit as a percentage of net revenues was 51.2% for the fiscal year ended June 30, 2007 as compared to 51.3% reported for the fiscal year ended June 30, 2006.

- Loss from operations as a percentage of net revenues was 4.4% for the fiscal year ended June 30, 2007 as compared to 8.7% for the fiscal year ended June 30, 2006.

- Net loss of $1.7 million or $0.03 per diluted share, for the fiscal year ended June 30, 2007.improved from a loss of $3.0 million, or $0.05 per diluted share, for the fiscal year ended June 30, 2006.

- Cash, cash equivalents and marketable securities decreased by $138,000 during fiscal 2007 to $7.7 million. The decrease in cash, cash equivalents and marketable securities was primarily the result of an increase in inventories and a net loss offset by an increase in our accounts payable. In addition, the change in our cash balances is significantly impacted by our cash management activities, which included the timing of cash payments to our vendors and the timing of cash receipts from our customers.

- Net accounts receivable increased by $324,000 during fiscal 2007. Days sales outstanding ("DSO") in receivables remained constant at 21 days as of June 30, 2007 and 2006, respectively. Our accounts receivable and DSO are primarily affected by the timing of shipments within the quarter, our collections performance and the fact that a significant portion of our net revenues are recognized on a sell-through basis (upon shipment from distributor inventories rather than as goods are shipped to distributors). There can be no assurance that we will be able to maintain our DSO ratios consistent with historical trends and DSO ratios may increase in the future.

- Net inventories were $11.0 million as of June 30, 2007 as compared to $8.1 million as of June 30, 2006. The change in inventories was primarily a result of an increase in (i) LSI chips, which are sold individually and embedded in our products and (ii) incremental inventories to support the launch of new products. Our annualized inventory turns in fiscal 2007 of 2.8 turns declined from the 3.4 turns in fiscal 2006.

Recent Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. We are currently evaluating the impact that the adoption of FIN 48 will have on our results of operations, financial position and liquidity.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not or are not believed by us to have a material impact on our present or future consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the U.S. requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to net revenues, allowances for doubtful accounts, sales returns and allowances, inventory valuation, valuation of deferred income taxes, goodwill and purchased intangible asset valuations, warranty reserves, restructuring costs, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue Recognition

We do not recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; our price to the buyer is fixed or determinable; and collectibility is reasonably assured. A significant portion of our sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. Therefore, the recognition of net revenues and related cost of revenues from sales to distributors are deferred until the distributor resells the product. Net revenues from certain smaller distributors for which point-of-sale information is not available, is recognized approximately one month after the shipment date. This estimate approximates the timing of the sale of the product by the distributor to the end user.

When product revenues are recognized, we establish an estimated allowance for future product returns based on historical returns experience; when price reductions are approved, we establish an estimated liability for price protection payable on inventories owned by product resellers. Should actual product returns or pricing adjustments exceed our estimates, additional reductions to revenues would result.

Our products typically carry a one- or two-year warranty. In addition, certain products that were sold prior to August 2003 carry a five-year warranty. Although we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, use of materials or service delivery costs that differ from our estimates. As a result, additional warranty reserves could be required, which could reduce gross margins. Additionally, we sell extended warranty services, which extend the warranty period for an additional one to three years, depending upon the product. Warranty net revenues are recognized ratably over the warranty service period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts and the general condition of the industry. If a major customer's credit worthiness deteriorates, or our customers' actual defaults exceed our historical experience, our estimates could change and impact our reported results.

We also maintain a reserve for uncertainties relative to the collection of officer notes receivable. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, our ability to effectively enforce collection rights and the ability of the former officers and one of our current directors to honor their obligations.

Inventory Valuation

Our policy is to value inventories at the lower of cost or market on a part-by-part basis. This policy requires us to make estimates regarding the market value of our inventories, including an assessment of excess and obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future sales demand for our products within a specified time horizon, generally three to twelve months. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. In addition, specific reserves are recorded to cover risks in the area of end of life products, inventory located at our contract manufacturers, deferred inventory in our sales channel and warranty replacement stock.

If our sales forecast is less than the inventory we have on hand at the end of an accounting period, we may be required to take excess and obsolete inventory charges, which will decrease gross margin and net operating results for that period.

Valuation of Deferred Income Taxes

We have recorded a valuation allowance to reduce our net deferred tax assets to zero, primarily due to historical net operating losses and uncertainty of generating future taxable income. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that it is more likely than not that we will realize a deferred tax asset, which currently has a valuation allowance, we would be required to reverse the valuation allowance that would be reflected as an income tax benefit at that time.

Goodwill and Purchased Intangible Assets

The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development. The amounts and useful lives assigned to intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

We perform goodwill impairment tests on an annual basis, and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment testing requires us to compare the fair value of each reporting unit to its carrying amount, including goodwill, and record an impairment charge if the carrying amount of a reporting unit exceeds its estimated fair value. The determination of a reporting unit's fair value requires significant judgment and is based on management's best estimate, which generally considers the unit's expected future earnings. If actual results are not consistent with our assumptions and judgments used in estimating fair value, we may be exposed to additional goodwill impairment losses. As of June 30, 2007, we have $9.5 million of goodwill reflected in our consolidated balance sheet.

We evaluate purchased intangible assets when indicators of impairment, such as reductions in demand or significant economic slowdowns, are present. Reviews are performed to determine whether the carrying values of these assets are impaired based on a comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the expected future cash flows using a discount rate based upon our weighted average cost of capital is used to estimate the fair value of the assets. Impairment is based on the excess of the carrying amount over the fair value of those assets. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected discounted cash flows. It is reasonably possible that the estimates of anticipated future net revenues, the remaining estimated economic lives of the products and technologies, or both, could differ from those used to assess the recoverability of our purchased intangible assets. In the event they are lower, additional impairment charges or shortened useful lives of certain purchased intangible assets could be required. As of June 30, 2007, we have approximately $485,000 of purchased intangible assets reflected in our consolidated balance sheet.

Settlement Costs

From time to time, we are involved in legal actions arising in the ordinary course of business. We cannot assure you that these actions or other third party assertions against us will be resolved without costly litigation, or in a manner that is not adverse to our financial position, results of operations or cash flows. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements. There are many uncertainties associated with any litigation. If our initial assessments regarding the merits of a claim prove to be wrong, our results of operations and financial condition could be materially and adversely affected. In addition, if further information becomes available that causes us to determine a loss in any of our pending litigation, it is probable and we can reasonably estimate a range of loss associated with such litigation, then we would record at least the minimum estimated liability. However, the actual liability in any such litigation may be materially different from our estimates, which could result in the need to record additional costs or recover amounts previously recorded. Generally, legal expenses billed directly to us are expensed as incurred. Legal expenses covered by an insurance policy have been recorded and paid as incurred; reimbursement of legal expenses from insurance or other sources are recorded upon receipt. This practice was modified in May 2005, when a new insurance carrier became responsible for certain legal expenses related to our stockholder lawsuits. Since May 2005, the new insurance carrier receives invoices from attorneys and reviews and pays these invoices on our behalf directly. Invoices related to stockholder litigation that were unpaid as of June 30, 2006 have been recorded as a liability, with a receivable from insurance to offset that liability. Litigation settlement costs have generally been recognized as a liability, with a receivable from insurance to offset that liability until the settlement is paid by the insurance company.

During fiscal 2007, we concluded multiple securities lawsuits and litigation with Steven Cotton, a former executive officer. As a former executive officer, we have an obligation to indemnify Mr. Cotton and defend the securities violation that he has been charged with. There is a risk that our insurance carriers may not reimburse us for all such costs. Accordingly, legal expenses for Mr. Cotton's defense are recorded as incurred and reimbursement of the legal expenses from insurance are recorded upon receipt. As of June 30, 2007, we had $138,000 of reimbursable legal expenses recorded as a liability on our consolidated balance sheets.

Consolidated Results of Operations

The following discussion of results of operations includes a discussion of continuing operations only. Certain amounts in the fiscal 2004 consolidated financial statements have been reclassified to conform with the current year presentation.

The following table presents the percentage of net revenues represented by each item in our consolidated statements of operations:

	Years Ended June 30,		
	2007	2006	2005
Net revenues (1)	100.0%	100.0%	100.0%
Cost of revenues (2)	48.8%	48.7%	50.2%
Gross profit	51.2%	51.3%	49.8%
Operating expenses:			
Selling, general and administrative	42.0%	46.6%	51.1%
Research and development	13.3%	11.5%	13.0%
Litigation settlement costs	0.2%	1.8%	0.0%
Amortization of purchased intangible assets	0.1%	0.0%	0.1%
Restructuring recovery	0.0%	0.0%	0.0%
Total operating expenses	55.6%	60.0%	64.2%
Loss from operations	(4.4%)	(8.7%)	(14.4%)
Interest income (expense), net	(0.1%)	0.2%	(0.1%)
Other income, net	1.4%	2.6%	0.4%
Loss before income taxes	(3.1%)	(5.9%)	(14.1%)
Provision (benefit) for income taxes	0.0%	0.0%	0.5%
Loss from continuing operations	(3.1%)	(5.9%)	(14.6%)
Income from discontinued operations	0.0%	0.0%	0.2%
Net loss	(3.15)	(5.9%)	(14.4%)

(1) Includes net revenues from related party

(2) Includes amortization of purchased intangible assets

Fiscal Years Ended June 30, 2007 and 2006

Net Revenues by Product Line

The following table presents net revenues by product line:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Device enablement	$ 39,734	71.9%	$ 35,419	68.2%	$ 4,315	12.2%
Device management	8,866	16.0%	7,676	14.8%	1,190	15.5%
M2M device networking	48,600	87.9%	43,095	83.0%	5,505	12.8%
Non-core	6,706	12.1%	8,848	17.0%	(2,142)	(24.2%)
Net revenues	$ 55,306	100.0%	$ 51,943	100.0%	$ 3,363	6.5%

The increase in net revenues for fiscal 2007 as compared to fiscal 2006 was primarily a result of an increase in net revenues from our device enablement and device management products offset by a decrease in our non-core products. The increase in our device enablement products was primarily due to an increase in volume in our embedded device enablement products, which included our XPort® and WiPort™ product families. The increase in device management product sales was primarily a result of an increase in our SecureLinx™ product sales. We are no longer investing in the development of our non-core product lines and we expect net revenues related to these products to continue to decline in the future as we focus our investment in our M2M device networking product lines.

Net Revenues by Geographic Region

The following table presents net revenues by geographic region:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Americas	$ 34,950	63.2%	$ 32,463	62.5%	$ 2,487	7.7%
EMEA	14,002	25.3%	14,094	27.1%	(92)	(0.7%)
Asia Pacific	6,354	11.5%	5,386	10.4%	968	18.0%
Net revenues	$ 55,306	100.0%	$ 51,943	100.0%	$ 3,363	6.5%

The increase in net revenues in the Americas region was primarily attributable to an increase in sales of device enablement and device management products offset by a decrease in non-core products. The increase in net revenues in the Asia Pacific region was primarily attributable to an increase in sales of embedded device enablement products. The decrease in net revenues in the EMEA ("Europe, Middle East and Africa") region was primarily due to a decrease in non-core products offset by an increase in sales of our embedded device enablement and device management products.

Net Revenues by Significant Customer

The following table presents net revenues by significant customer and a related party as a percentage of net revenues:

	Years Ended June 30,		
	2007	2006	2005
Top five customers (1)	34.0%	38.0%	42.0%
Ingram Micro	12.0%	13.0%	16.0%
Tech Data	8.0%	10.0%	11.0%
Related party	2.0%	3.0%	2.05

(1) Includes Ingram Micro and Tech Data.

An international customer, transtec AG, is a related party due to common ownership by our largest stockholder and Lantronix director, Bernhard Bruscha.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consisted primarily of the cost of raw material components, subcontract labor assembly from contract manufacturers, manufacturing overhead, amortization of purchased intangible assets, establishing or relieving inventory reserves for excess and obsolete products or raw materials, warranty costs, royalties and share-based compensation.

The following table presents gross profit:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Gross profit	$ 28,342	51.2%	$ 26,667	51.3%	$ 1,675	6.3%

Selling, General and Administrative

Selling, general and administrative expenses consisted of personnel-related expenses including salaries and commissions, share-based compensation, facility expenses, information technology, trade show expenses, advertising and professional legal and accounting fees offset by reimbursement of legal fees from insurance proceeds.

The following table presents selling, general and administrative expenses:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 12,522		$ 11,200		$ 1,322	11.8%
Professional fees & outside services	2,704		5,382		(2,678)	(49.8%)
Advertising and marketing	3,232		3,370		(138)	(4.1%)
Facilities	2,044		1,951		93	4.8%
Share-based compensation	922		736		186	25.3%
Depreciation	288		322		(34)	(10.6%)
Other	1,531		1,242		289	23.3%
Selling, general and administrative	$ 23,243	42.0%	$ 24,203	46.6%	$ (960)	(4.0%)

In order of significance, the decrease in selling, general and administrative expense for fiscal 2007 as compared to fiscal 2006 was primarily due to a (i) decrease in legal and professional fees primarily as a result of the settlement of our outstanding litigation, which has led to lower legal fees; offset by (ii) an increase in personnel-related expenses and share-based compensation due to annual merit increases, (iii) a headcount increase and (iv) a $194,000 charge related to a consulting and severance agreement with our former Chief Financial Officer, Jim Kerrigan.

Research and Development

Research and development expenses consisted of personnel-related expenses including share-based compensation, as well as expenditures to third-party vendors for research and development activities.

The following table presents research and development expenses:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 5,315		$ 4,358		$ 957	22.0%
Facilities	667		579		88	15.2%
Professional fees & outside services	519		398		121	30.4%
Share-based compensation	378		255		123	48.2%
Depreciation	41		47		(6)	(12.8%)
Other	442		362		80	22.1%
Research and development	$ 7,362	13.3%	$ 5,999	11.5%	$ 1,363	22.7%

The increase in research and development expenses for fiscal 2007 as compared to fiscal 2006 was primarily due to an increase in personnel-related expenses and share-based compensation as a result of annual merit increases, an increase in average headcount and fees for outside consultants for research and development activities.

Litigation Settlement Costs

The following table presents litigation settlement costs:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Litigation settlement costs	$ 90	0.2%	$ 960	1.8%	$ (870)	(90.6%)

The decrease in litigation settlement costs for fiscal 2007 as compared to fiscal 2006 was primarily due to the litigation settlement accrual that was recorded during fiscal 2006.

The following table presents details of our litigation settlement costs:

	Years Ended June 30,	
	2007	2006
	(In thousands)	
Class Action and Synergetic	$ 90	$ 1,217
Patent infringement	-	165
Steve Cotton settlement recovery	-	(422)
Total litigation settlement costs	$ 90	$ 960

Other Income (Expense), Net

The following table presents other income (expense) net:

	Years Ended June 30,				Change	
	2007	% of Net Revenues	2006	% of Net Revenues	$	%
	(In thousands, except percentages)					
Other income, net	$ 749	1.4%	$ 1,376	2.6%	$ (627)	(45.6%)

The decrease in other income for fiscal 2007 as compared fiscal 2006 was primarily due to $700,000 of income recognized on the sale of our investment in Xanboo in fiscal 2007 as compared to $1.3 million of other income recognized in fiscal 2006.

Provision (Benefit) for Income Taxes

The following table presents our effective tax rate based upon our income tax provision:

	Years Ended June 30,	
	2007	2006
Effective tax rate	(2.0%)	(1.0%)

We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." The federal statutory rate was 34% for both periods. The difference between our effective tax rate and the federal statutory rate resulted primarily from the effect of our domestic losses recorded without a tax benefit, as well as the effect of foreign earnings taxed at rates differing from the federal statutory rate. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

As a result of our cumulative losses, we provided a full valuation allowance against our net deferred tax assets in fiscal 2007 and 2006. As of June 30, 2007, we had net operating loss carryovers of $75.2 million and $42.5 million for federal and California state income tax purposes, respectively. The federal and California net operating loss carryovers begin to expire in fiscal years 2021 and 2013, respectively.

Fiscal Years Ended June 30, 2006 and 2005

Net Revenues by Product Line

The following table presents net revenues by product line:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Device enablement	$ 35,419	68.2%	$ 29,979	61.8%	$ 5,440	18.1%
Device management	7,676	14.8%	7,753	16.0%	(77)	(1.0%)
M2M device networking	43,095	83.0%	37,732	77.8%	5,363	14.2%
Non-core	8,848	17.0%	10,770	22.2%	(1,922)	(17.8%)
Net revenues	$ 51,943	100.0%	$ 48,502	100.0%	$ 3,441	7.1%

The increase in net revenues for fiscal 2006 as compared to fiscal 2005 was a result of an increase in net revenues from our device enablement products, offset by a decrease in our device management products and our non-core products. The increase in our device enablement product line was primarily due to an increase in volume in our embedded device enablement products, which includes our XPort® products. The decrease in device management product sales was a result of a decrease in our SecureLinx product sales. We are no longer investing in the development of our non-core product lines and expect net revenues related to these products to continue to decline in the future as we focus our investment in device enablement and device management products.

Net Revenues by Geographic Region

The following table presents net revenues by geographic region:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Americas	$ 32,463	62.5%	$ 31,162	64.3%	$ 1,301	4.2%
EMEA	14,094	27.1%	13,213	27.2%	881	6.7%
Asia Pacific	5,386	10.4%	4,127	8.5%	1,259	30.5%
Net revenues	$ 51,943	100.0%	$ 48,502	100.0%	$ 3,441	7.1%

The increase in net revenues for fiscal 2006 as compared to fiscal 2005 was a result of an increase in net revenues across all of our geographic regions. The increase in net revenues in the Americas region is primarily attributable to an increase in sales of device enablement products offset by lower sales of device management and non-core products. The increase in net revenues in the EMEA and Asia Pacific regions is primarily due to an increase in sales of our device enablement products.

Net Revenues by Significant Customer

The following table presents net revenues by significant customer and a related party as a percentage of net revenues:

	Years Ended June 30,	
	2006	2005
Top five customers (1)	38.0%	42.0%
Ingram Micro	13.0%	16.0%
Tech Data	10.0%	11.0%
Related party	3.05	2.0%

(1) Includes Ingram Micro and Tech Data.

An international customer, transtec AG, is a related party due to common ownership by our largest stockholder, Bernhard Bruscha.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consisted primarily of the cost of raw material components, subcontract labor assembly from contract manufacturers, manufacturing overhead, amortization of purchased intangible assets, establishing or relieving inventory reserves for excess and obsolete products or raw materials, warranty costs, royalties and share-based compensation.

The following table presents gross profit:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Gross profit	$ 26,667	51.3%	$ 24,176	49.8%	$ 2,491	10.3%

In order of significance, the increase in gross profit as a percentage of net revenues for fiscal 2006 as compared to fiscal 2005 was primarily due to the following factors: (i) a decrease in the amortization of purchased intangible assets as a result of a majority of our purchased intangible assets becoming fully amortized; (ii) a reduction in product warranty reserves to reflect a decrease in our product return rates; and (iii) a reduction in manufacturing overhead costs; offset by an increase in direct standard product costs as a result of a shift in the product mix of device enablement sales towards lower margin product sales.

Selling, General and Administrative

Selling, general and administrative expenses consisted primarily of personnel-related expenses including salaries, commissions and share-based compensation, facility expenses, information technology, trade show expenses, advertising, purchased patents and professional legal and accounting fees offset by reimbursement of legal fees from insurance proceeds.

The following table presents selling, general and administrative expenses:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 11,200		$ 12,991		$ (1,791)	(13.8%)
Professional fees & outside services	5,382		3,316		2,066	62.3%
Advertising and marketing	3,370		3,441		(71)	(2.1%)
Facilities	1,951		2,736		(785)	(28.7%)
Share-based compensation	736		171		565	330.4%
Depreciation	322		486		(164)	(33.7%)
Other	1,242		1,629		(387)	(23.8%)
Selling, general and administrative	$ 24,203	46.6%	$ 24,770	51.1%	$ (567)	(2.3%)

In order of significance, the decrease in selling, general and administrative expense for fiscal 2006 as compared to fiscal 2005 was primarily due to the following factors: (i) a decrease in personnel-related expenses as a result of a reduction in average headcount for the period; (ii) a reduction in facilities expenses primarily due to a reduction in building rent expense for our Irvine facility; (iii) a reduction of advertising expenditures; (iv) a recovery of bad debts; partially offset by an increase in legal and professional fees primarily as a result of legal fees related to the fiscal 2006 patent litigation settlement and an increase in share-based compensation expense as a result of our adoption of SFAS 123R as of July 1, 2005.

Research and Development

Research and development expenses consisted primarily of personnel-related expenses including share-based compensation, as well as expenditures to third-party vendors for research and development activities.

The following table presents research and development expenses:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 4,358		$ 5,088		$ (730)	(14.3%)
Facilities	579		590		(11)	(1.9%)
Professional fees & outside services	398		236		162	68.6%
Share-based compensation	255		-		255	-
Depreciation	47		45		2	4.4%
Other	362		366		(4)	(1.1%)
Research and development	$ 5,999	11.5%	$ 6,325	13.0%	$ (326)	(5.2%)

In order of significance, the decrease in research and development expenses for fiscal 2006 as compared to fiscal 2005 was primarily due to the following factors: (i) a decrease in personnel-related expenses as a result of a reduction of average headcount for the period; partially offset by (ii) an increase in professional fees and outside services used to supplement our research and development activities and (iii) an increase in share-based compensation expense as a result of our adoption of SFAS 123R as of July 1, 2005. See our discussion above in the section entitled, Adoption of SFAS 123R, for additional detail.

Litigation Settlement Costs

The following table presents litigation settlement costs:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Litigation settlement costs	$ 960	1.8%	$ -	0.0%	$ 960	0.0%

The increase in litigation settlement costs for fiscal 2006 as compared to fiscal 2005 was primarily due to: (i) a $1.2 million settlement charge we recorded in connection with an agreement in principle to settle the outstanding class action lawsuits and (ii) a $165,000 settlement charge we recorded in connection with a six-year patent cross-license and litigation dismissal settlement agreement; offset by (iii) a $422,000 employment litigation settlement recovery in connection with the settlement of an employment suit brought by Steven Cotton, our former Chief Financial Officer and Chief Operating Officer.

Under the terms of the settlement of the employment suit we: (i) transferred to Mr. Cotton 150,000 shares of our common stock previously issued to Mr. Cotton pursuant to his exercise of stock options and held by us as collateral for notes given by Mr. Cotton in connection with his exercise of such stock options; (ii) relinquished any claims we might have had to shares of the our common stock in possession of Mr. Cotton; (iii) cancelled all remaining debt on the notes given by Mr. Cotton to us in connection with his exercise of such stock options; and (iv) dismissed with prejudice the cross-complaint it filed in the arbitration proceeding. Under the terms of the settlement, Mr. Cotton: (i) assigned to us 198,040 of the shares issued to Mr. Cotton pursuant to his exercise of the stock options referred to above; and (ii) dismissed with prejudice the lawsuit and arbitration proceedings referred to above. In connection with the settlement, we recorded a $422,000 litigation settlement recovery in the consolidated statements of operations for the fiscal year ended June 30, 2006 representing the fair value of the 198,040 shares collateralizing the cancelled notes for which we took a charge to operations of $1.2 million in fiscal 2002.

The following table presents details of our litigation settlement costs:

	Years Ended June 30,	
	2006	2005
	(In thousands)	
Class Action and Synergetic	$ 1,217	$ -
Patent infringement	165	-
Steve Cotton settlement recovery	(422)	-
Total litigation settlement costs	$ 960	$ -

Other Income (Expense), Net

The following table presents other income (expense) net:

	Years Ended June 30,				Change	
	2006	% of Net Revenues	2005	% of Net Revenues	$	%
	(In thousands, except percentages)					
Other income, net	$ 1,376	2.6%	$ 173	0.4%	$ 1,203	(695.4%)

The increase in other income for fiscal 2006 as compared fiscal 2005 was primarily due to $1.3 million of other income recognized on the sale of our investment in Xanboo.

Provision (Benefit) for Income Taxes

The following table presents our effective tax rate based upon our income tax provision:

	Years Ended June 30,	
	2006	2005
Effective tax rate	(1.0%)	(3.4%)

We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." The federal statutory rate was 34% for both periods. The difference between our effective tax rate and the federal statutory rate resulted primarily from the effect of our domestic losses recorded without a tax benefit, as well as the effect of foreign earnings taxed at rates differing from the federal statutory rate. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. As a result of our cumulative losses, we provided a full valuation allowance against our net deferred tax assets in fiscal 2006 and 2005.

Liquidity and Capital Resources

Liquidity

Since inception through fiscal 2007, we have financed our operations primarily through the issuance of common stock and operating activities. We refer to the sum of cash and cash equivalents and marketable securities as "cash" for the purposes of discussing our cash balance and liquidity.

The following table presents details of our working capital and cash:

	June 30,		Increase
	2007	2006	(Decrease)
	(In thousands)		
Working capital	$ 5,587	$ 5,372	$ 215
Cash and cash equivalents	$ 7,582	$ 7,729	$ (147)
Marketable securities	97	88	9
Total cash, cash equivalents and marketable securities	$ 7,679	$ 7,817	$ (138)

Working capital increased from the prior year primarily as a result of an increase in accounts receivable and inventories partially offset by an increase in accounts payable, accrued payroll, other liabilities and cash. Our cash balances decreased primarily as a result of an increase in inventories and a net loss offset by an increase in accounts payable. In addition, the change in our cash balance is significantly impacted by our cash management activities, which included the timing of cash payments to our vendors and the timing of cash receipts from our customers.

We believe that our existing cash, cash equivalents, marketable securities and funds available from our line of credit will be adequate to meet our anticipated cash needs through at least the next twelve months. Our future capital requirements will depend on many factors, including the timing and amount of our net revenues, research and development, expenses associated with any strategic partnerships or acquisitions and infrastructure investments, and expenses related to government investigations and litigation, which could affect our ability to generate additional cash. If cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may need to raise capital by borrowing funds through bank loans, the selling of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us, if at all. If we are unable to secure additional financing, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

In May 2006, we entered into a two-year secured revolving Loan and Security Agreement ("Line of Credit") with a bank, which provides for borrowings up to $5.0 million. The borrowing capacity is limited to eligible accounts receivable as defined under the Line of Credit. Borrowings under the Line of Credit bear interest at the prime rate plus 1.75% per annum.

We are required to pay an unused line fee of 0.50% on the unused portion of the Line of Credit. As of June 30, 2007, we had no borrowings against the Line of Credit.

The following table presents our available borrowing capacity and outstanding letters of credit, which were used to secure equipment leases, deposits for a building lease, foreign value added tax account deposits and security deposits:

	June 30,	
	2007	2006
	(In thousands)	
Available borrowing capacity	$ 3,462	$ 2,221
Outstanding letters of credit	$ 1,280	$ 1,594

During March 2006, we entered into a lease agreement whereby the lessor will advance an amount not to exceed $1.0 million for the implementation of an upgrade to our ERP information system to manage our business operations. During the ERP implementation period, we will pay interest of 9.0% on the amounts advanced. The lease agreement states that the aggregate amount advanced to us by the lessor will be repaid over a three-year period following the completion of the ERP implementation. As of June 30, 2007, we had incurred costs of $500,000 in connection with the ERP implementation which have or will be advanced by the lessor.

As of June 30, 2007, approximately $2.0 million of our cash was held in foreign subsidiary bank accounts. This cash is unrestricted with regard to foreign liquidity needs; however, our ability to utilize a portion of this cash to satisfy liquidity needs outside of such foreign locations is subject to approval by the foreign location board of directors.

Cash Flows

The following table presents the major components of the consolidated statements of cash flows:

	Years Ended June 30,		
	2007	2006	2005
		(In thousands)	
Net cash provided by (used in):			
Net loss	$ (1,723)	$ (3,045)	$ (7,004)
Adjustments to reconcile net loss to cash (used in) provided by operating activities	1,291	1,396	2,626
Changes in operating assets and liabilities:			
Accounts receivable	(350)	(166)	141
Inventories	(2,881)	(958)	(315)
Contract manufacturers' receivable	(221)	(338)	289
Prepaid expenses and other current assets	7	11	843
Other assets	5	22	112
Accounts payable	3,152	3,161	650
Accrued payroll and related expenses	397	292	(303)
Accrued settlements	(400)	(200)	-
Warranty reserve	(247)	(555)	(522)
Restructuring reserve	(80)	(167)	(432)
Other liabilities	58	620	(455)
Net cash (used in) provided by operating activities	(992)	73	(4,370)
Net cash provided by investing activities	208	628	2,926
Net cash provided by (used in) financing activities	565	267	(910)
Effect of foreign exchange rate changes on cash	72	71	(84)
Increase (decrease) in cash and cash equivalents	$ (147)	$ 1,039	$ (2,438)

Operating activities used cash during fiscal 2007. This was primarily the result of a net operating loss and cash used by operating assets and liabilities offset by non-cash operating expenses. In order of significance, the changes in operating assets and liabilities which had a significant impact on the cash used in operating activities included (i) an increase in inventories as a result of an increase in large scale integration chips, which are sold individually and embedded in our products and incremental inventories to support the launch of new products; (ii) payment of accrued settlements; (iii) an increase in accounts receivable as a result of increased sales from the prior year; offset by an increase in (iv) accounts payable as a result of the timing of cash payments to vendors and (v) an increase in accrued payroll and related expenses due to the timing of our fiscal year end payroll. The non-cash items that had a significant impact on net loss included share-based compensation and depreciation partially offset by a gain on the sale of a long-term investment.

Operating activities provided cash during fiscal 2006. This was primarily the result of cash provided by operating assets and liabilities and non-cash operating expenses offset by a net loss. In order of significance, the changes in operating assets and liabilities which had a significant impact on the cash provided by operating activities included (i) an increase in accounts payable as a result of the timing of cash payments to vendors and (ii) an increase in other liabilities primarily as a result of an increase in customer deposits; offset by (iii) an increase in inventories and a reduction in warranty reserve. The non-cash items that had a significant impact on net loss included share-based compensation, litigation settlement costs, amortization of purchased intangible assets and depreciation partially offset by a gain on the sale of a long-term investment.

Operating activities used cash during fiscal 2005. This was primarily the result of the net loss offset by non-cash operating expenses. In order of significance, the changes in operating assets and liabilities which had a significant impact on the cash used in operating activities included (i) cash payments applied to other liabilities, (ii) a reduction in the warranty reserve, (iii) cash payments applied towards the restructuring reserve, accrued payroll and related expenses, and (iv) an increase in the balance of inventories; offset by (i) a reduction in prepaid expenses and other current assets, accounts receivable and contract manufacturers' receivable and (ii) an increase in accounts payable as a result of the timing of cash payments. The non-cash operating expenses that had a significant impact on net loss included amortization of purchased intangible assets, depreciation, share-based compensation, provision for inventories and foreign currency transaction gain.

Investing activities provided cash during fiscal 2007. This was primarily due to net proceeds received in connection with the partial sale of our equity interest in Xanboo of $700,000 offset by cash used in the purchase of property and equipment.

Investing activities provided cash during fiscal 2006. This was primarily due to net proceeds received in connection with the partial sale of our equity interest in Xanboo of $1.3 million offset by cash used in the purchase of property and equipment.

Investing activities provided cash during fiscal 2005. This was primarily due to net proceeds from the purchase and sale of marketable securities offset by cash used in the purchase of property and equipment.

Financing activities provided cash during fiscal 2007. This was primarily due to proceeds from the sale of common shares through employee stock option exercises and the Employee Stock Purchase Plan offset by repayments on capital lease obligations.

Financing activities provided cash during fiscal 2006. This was primarily due to proceeds from the sale of common shares through employee stock option exercises and the Employee Stock Purchase Plan offset by repayments on capital lease obligations.

Financing activities used cash during fiscal 2005. This was primarily due to a payment to retire our convertible note payable and payments on our line of credit offset by proceeds from the sale of common shares through employee stock option exercises and the Employee Stock Purchase Plan.

Contractual Obligations and Commitments

The following table presents our contractual payment obligations and commitments:

	Years Ending June 30,					
	2008	2009	2010	2011	2012	Total
	(In thousands)					
Purchase obligations	$ 7,432	$ -	$ -	$ -	$ -	$ 7,432
Accrued settlements	1,068	-	-	-	-	1,068
Operating leases	677	687	688	77	-	2,129
Capital leases	143	133	28	2	-	306
Total obligations and commitments	$ 9,320	$ 820	$ 716	$ 79	$ -	$ 10,935

Purchase obligations primarily represent open purchase orders for inventory and other commitments in the ordinary course of business as of June 30, 2007.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2007 and 2006.

ITEM 7A. UANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments for speculative or trading purposes. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy.

Interest Rate Risk

Our exposure to interest rate risk is limited to the exposure related to our cash and cash equivalents and marketable securities. Our cash and cash equivalents are held in cash deposit accounts and, as such, we believe our cash and cash equivalents are not subject to significant interest rate risk. We believe our marketable securities would not decline in value by a significant amount if interest rates increase, and therefore would not have a material effect on our financial condition or results of operations.

The following table presents our cash and cash equivalents and marketable securities:

	June 30,	
	2007	2006
	(In thousands)	
Cash and cash equivalents	$ 7,582	$ 7,729
Marketable securities	97	88
Total cash, cash equivalents and marketable securities	$ 7,679	$ 7,817

Foreign Currency Risk

We hold a significant portion of our cash balance in foreign currencies (particularly the euro) and, as such, we are subject to foreign currency fluctuations. In addition, we sell products internationally. As a result, our financial results could be harmed by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

The following table presents our cash balance held in foreign currencies:

	June 30,	
	2007	2006
	(In thousands)	
Cash held in foreign currencies	$ 2,042	$ 2,554

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements, related notes thereto and supplementary data required by this item are incorporated by reference from Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of our fiscal year. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer to allow timely decisions regarding required disclosure.

(b) Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting identified during the fiscal quarter that ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is included in our 2007 Definitive Proxy Statement (the "Proxy Statement) and is incorporated herein by reference. The Proxy Statement will be filed pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our executive officers and their ages, titles and biographies as of the date hereof are set forth in Part I, Item 1 in the section entitled "Executive Officers of the Registrant" above, and are incorporated herein by reference.

The following information is included in our Proxy Statement and is incorporated herein by reference:

- Information regarding our directors is set forth under the proposal "Election of Directors."
- Information regarding our Audit Committee and designated "audit committee financial experts" is set forth under "Election of Directors — Audit Committee."
- Information regarding Section 16(a) beneficial ownership reporting compliance is set forth under "Other Information — Section 16(a) Beneficial Ownership Reporting Compliance."
- Information regarding procedures by which stockholders may recommend nominees to our board of directors is set forth under "Information Concerning Solicitation and Voting — Nomination of Director Candidates."

We have adopted the Code of Ethics, which applies to all of our directors, officers, and employees. The Code of Ethics operates as a tool to help our directors, officers, and employees understand and adhere to the high ethical standards we expect. Our Code of Ethics can be found on our website at www.lantronix.com. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting such information on our website at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated herein by reference to the sections in the Proxy Statement under the headings "Election of Directors — Director Compensation," "Executive Compensation — Compensation Discussion and Analysis," "Executive Compensation — Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Executive Compensation — Compensation Committee Report," "Executive Compensation — Executive Officers," "Executive Compensation — Summary Compensation Table," "Grant of Plan Based Awards," "Outstanding Equity Awards," "Option Exercises and Stock Vested," "Pension Benefits," and "Nonqualified Deferred Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners, directors and executive officers is set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is set forth under "Election of Directors" and Other Information — Related Party Transactions" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under the proposal "Proposal Two — Ratification of Appointment of Independent Registered Public Accountants" and "Other Information — Related Party Transactions" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *1. Consolidated Financial Statements*

The following financial statements of the Company and related Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedule

The following financial statement schedule of the Company is filed as part of this Form 10-K.

All other financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the financial statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lantronix, Inc.
Irvine, California

We have audited the consolidated balance sheets of Lantronix, Inc. as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2007. Our audit also included the financial statement schedule listed at Item 15. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lantronix, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ MCGLADREY & PULLEN, LLP

Irvine, California
September 6, 2007

LANTRONIX, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2007	June 30, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,582	$ 7,729
Marketable securities	97	88
Accounts receivable (net of allowance for doubtful accounts of $105 and $84 at June 30, 2007 and 2006, respectively)	3,411	3,087
Inventories, net	10,981	8,113
Contract manufacturers' receivable	1,270	1,049
Settlements recovery	-	15,325
Prepaid expenses and other current assets	578	577
Total current assets	23,919	35,968
Property and equipment, net	1,911	1,589
Goodwill	9,488	9,488
Purchased intangible assets, net	485	610
Officer loans (net of allowance of $3,115 at June 30, 2007 and 2006)	129	122
Other assets	26	38
Total assets	$ 35,958	$ 47,815
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 11,017	$ 7,865
Accrued payroll and related expenses	1,993	1,596
Warranty reserve	446	693
Restructuring reserve	-	80
Accrued settlements	1,068	16,767
Other current liabilities	3,808	3,595
Total current liabilities	18,332	30,596
Long-term liabilities	256	230
Long-term capital lease obligations	142	211
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized; 59,879,488 and 59,204,172 shares issued and outstanding at June 30, 2007 and 2006, respectively	6	6
Additional paid-in capital	184,953	182,857
Accumulated deficit	(168,173)	(166,450)
Accumulated other comprehensive income	442	365
Total stockholders' equity	17,228	16,778
Total liabilities and stockholders' equity	$ 35,958	$ 47,815

See accompanying notes.

LANTRONIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended June 30,		
	2007	2006	2005
Net revenues (1)	$ 55,306	$ 51,943	$ 48,502
Cost of revenues (2)	26,964	25,276	24,326
Gross profit	28,342	26,667	24,176
Operating expenses:			
Selling, general and administrative	23,243	24,203	24,770
Research and development	7,362	5,999	6,325
Litigation settlement costs	90	960	-
Amortization of purchased intangible assets	72	20	65
Restructuring recovery	-	(17)	-
Total operating expenses	30,767	31,165	31,160
Loss from operations	(2,425)	(4,498)	(6,984)
Interest income (expense), net	(13)	46	(20)
Other income, net	749	1,376	173
Loss before income taxes	(1,689)	(3,076)	(6,831)
Provision (benefit) for income taxes	34	(31)	229
Loss from continuing operations	(1,723)	(3,045)	(7,060)
Income from discontinued operations	-	-	56
Net loss	$ (1,723)	$ (3,045)	$ (7,004)
Net loss per share (basic and diluted):			
Loss from continuing operations	$ (0.03)	$ (0.05)	$ (0.12)
Income from discontinued operations	-	-	-
Net loss per share	$ (0.03)	$ (0.05)	$ (0.12)
Weighted average shares (basic and diluted)	59,603	58,702	58,202
(1) Includes net revenues from related party	$ 1,073	$ 1,376	$ 1,136
(2) Includes amortization of purchased intangible assets	$ 16	$ 570	$ 1,432

See accompanying notes.

LANTRONIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-In	Deferred	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Compensation	Deficit	Income	Equity
Balance at June 30, 2004	58,154,747	$ 6	$ 180,712	$ (103)	$ (156,078)	$ 254	$ 24,791
Stock options exercised	281,862	-	193	-	-	-	193
Employee stock purchase plan	353,804	-	275	-	-	-	275
Share-based compensation	-	-	84	86	-	-	170
Components of comprehensive loss:							
Translation adjustment	-	-	-	-	-	(42)	(42)
Change in net unrealized income on investment	-	-	-	-	-	85	85
Net loss	-	-	-	-	(7,004)	-	(7,004)
Comprehensive loss	-	-	-	-	-	-	(6,961)
Balance at June 30, 2005	58,790,413	6	181,264	(17)	(163,082)	297	18,468
Stock options exercised	261,293	-	203	-	-	-	203
Employee stock purchase plan	266,453	-	240	-	-	-	240
Deferred compensation net	-	-	(17)	17	-	-	-
Share-based compensation	-	-	1,091	-	-	-	1,091
Synergetics settlement	84,053	-	175	-	-	-	175
Cotton settlement	(198,040)	-	(99)	-	(323)	-	(422)
Components of comprehensive loss:							
Translation adjustment	-	-	-	-	-	65	65
Change in net unrealized income on investment	-	-	-	-	-	3	3
Net loss	-	-	-	-	(3,045)	-	(3,045)
Comprehensive loss	-	-	-	-	-	-	(2,977)
Balance at June 30, 2006	59,204,172	6	182,857	-	(166,450)	365	16,778
Stock options exercised	344,393	-	346	-	-	-	346
Employee stock purchase plan	330,923	-	361	-	-	-	361
Share-based compensation	-	-	1,389	-	-	-	1,389
Components of comprehensive loss:							
Translation adjustment	-	-	-	-	-	68	68
Change in net unrealized income on investment	-	-	-	-	-	9	9
Net loss	-	-	-	-	(1,723)	-	(1,723)
Comprehensive loss	-	-	-	-	-	-	(1,646)
Balance at June 30, 2007	59,879,488	$ 6	$ 184,953	$ -	$ (168,173)	$ 442	$ 17,228

See accompanying notes.

LANTRONIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended June 30,		
Cash flows from operating activities:	2007	2006	2005
Net loss	$ (1,723)	$ (3,045)	$ (7,004)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Share-based compensation	1,389	1,091	171
Gain on sale of long-term investment	(700)	(1,300)	-
Depreciation	386	424	611
Provision (recovery) for inventories	13	(327)	163
Litigation settlement costs	90	960	-
Amortization of purchased intangible assets	87	590	1,497
Provision (recovery) for doubtful accounts	26	(24)	140
Restructuring recovery	-	(17)	(56)
(Gain) loss on disposal of fixed assets	-	(1)	22
Foreign currency transaction gain	-	-	78
Changes in operating assets and liabilities:			
Accounts receivable	(350)	(166)	141
Inventories	(2,881)	(958)	(315)
Contract manufacturers' receivable	(221)	(338)	289
Prepaid expenses and other current assets	7	11	843
Other assets	5	22	112
Accounts payable	3,152	3,161	650
Accrued payroll and related expenses	397	292	(303)
Accrued settlements	(400)	(200)	-
Warranty reserve	(247)	(555)	(522)
Restructuring reserve	(80)	(167)	(432)
Other liabilities	58	620	(455)
Net cash (used in) provided by operating activities	(992)	73	(4,370)
Cash flows from investing activities:			
Purchases of property and equipment, net	(492)	(672)	(124)
Proceeds from sale of long-term investment	700	1,300	-
Proceeds from sale of marketable securities	-	-	4,050
Purchases of marketable securities	-	-	(1,000)
Net cash provided by investing activities	208	628	2,926
Cash flows from financing activities:			
Net proceeds from issuances of common stock	707	443	468
Payment of capital lease obligations	(142)	(176)	(11)
Payment of convertible note payable	-	-	(867)
Payment of line of credit	-	-	(500)
Net cash provided by (used in) financing activities	565	267	(910)
Effect of foreign exchange rate changes on cash	72	71	(84)
Increase (decrease) in cash and cash equivalents	(147)	1,039	(2,438)
Cash and cash equivalents at beginning of period	7,729	6,690	9,128
Cash and cash equivalents at end of period	$ 7,582	$ 7,729	$ 6,690
Supplemental disclosure of cash flow information:			
Interest paid	$ 136	$ 30	$ 85
Income taxes (refunded) paid	$ 30	$ (23)	$ 179

See accompanying notes.

1. Summary of Significant Accounting Policies

The Company

Lantronix, Inc. (the "Company"), incorporated in California in June 1989 and re-incorporated in the State of Delaware in May 2000, is engaged primarily in the design and distribution of networking and Internet connectivity products on a worldwide basis. The actual assembly and a portion of the engineering of the Company's products are outsourced to third parties.

The Company has incurred losses from operations and has reported negative operating cash flows. As of June 30, 2007, the Company had an accumulated deficit of $168.2 million and cash and cash equivalents and marketable securities of $7.7 million. The Company has no material financial commitments other than operating and capital lease agreements, inventory purchase orders and accrued settlements. The Company believes that its existing cash and cash equivalents, and any cash generated from operations, will be sufficient to fund its working capital requirements, capital expenditures and other obligations through the next twelve months. Long term the Company may face significant risks associated with the successful execution of its business strategy and may need to raise additional capital in order to fund more rapid expansion, to expand its marketing activities, to develop new or enhance existing services or products, and to respond to competitive pressures or to acquire complementary services, businesses, or technologies. If the Company is not successful in generating sufficient cash flow from operations, it may need to raise additional capital through public or private financing, strategic relationships, or other arrangements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. At June 30, 2007, approximately $2.2 million of the Company's net tangible assets (primarily cash held in foreign bank accounts) were located outside the U.S. Such assets are unrestricted with regard to foreign liquidity needs, however, the ability of the Company to utilize such assets to satisfy liquidity needs outside of such foreign locations are subject to approval by the foreign location board of directors.

In March 2004, the Company completed the sale of substantially all of the net assets of Premise Systems, Inc. ("Premise") (Note 6). The Company's consolidated financial statements have been presented to reflect Premise as a discontinued operation for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, sales returns and allowances, inventory reserves, allowance for officer loans, strategic investments, goodwill and purchased intangible asset valuations, deferred income tax asset valuation allowances, warranty reserves, restructuring costs, litigation and other contingencies. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company does not recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the Company's price to the buyer is fixed or determinable; and collectibility is reasonably assured. A significant portion of the Company's sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. Therefore, the recognition of net revenues and related cost of revenues from sales to distributors are deferred until the distributor resells the product. Net revenue from certain smaller distributors, for which point-of-sale information is not available, is recognized approximately one month after the shipment date. This estimate approximates the timing of the sale of the product by the distributor to the end user.

When product revenues are recognized, the Company establishes an estimated allowance for future product returns based on historical returns experience; when price reductions are approved, it establishes an estimated liability for price protection payable on inventories owned by product resellers. Should actual product returns or pricing adjustments exceed the Company's estimates, additional reductions to revenues would result.

Net revenues from the licensing of software is recognized at the time of shipment (or at the time of resale in the case of software products sold through distributors), provided the Company has vendor-specific objective evidence of the fair value of each element of the software offering and collectibility is probable. Additionally, the Company sells extended warranty services which extend the warranty period for an additional one to three years, depending upon the product. Warranty net revenues are recognized ratably over the warranty service period.

The following table presents our hardware and non-hardware sales as a percentage of total net revenues:

	Years Ended June 30,		
	2007	2006	2005
Hardware	99.2%	98.9%	99.0%
Non-hardware	0.8%	1.1%	1.0%
Total net revenues	100.0%	100.0%	100.0%

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company's allowance for doubtful accounts is based on its assessment of the collectibility of specific customer accounts, the aging of accounts receivable, the Company's history of bad debts and the general condition of the industry. Accounts that are deemed uncollectible are written off against the allowance for doubtful accounts. If a major customer's creditworthiness deteriorates, or the Company's customers' actual defaults exceed its historical experience, such estimates could change and impact reported results.

The Company also maintains a reserve for uncertainties relative to the collection of officer notes receivable. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, the Company's ability to effectively enforce collection rights and the ability of the former officers and Lantronix director to honor their obligations.

Concentration of Credit Risk

The Company's accounts receivable are primarily derived from revenues earned from customers located throughout North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Credit losses have historically been within management's expectations. The Company generally does not require collateral or other security from its customers. The Company invests its excess cash in deposits with major banks, in U.S. Government agencies, state, municipal and county government notes and bonds.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash, cash equivalents, marketable securities, accounts receivable, notes receivable, contract manufacturers' receivable, accounts payable and accrued liabilities. The Company believes all of the financial instruments' recorded values approximate current values because of the nature and short duration of these instruments.

Foreign Currency Translation

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar have been translated to U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Foreign currency assets and liabilities are valued in U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period. Exchange gains and losses from foreign currency translations are reported as a component of accumulated other comprehensive income within stockholders' equity. Exchange gains and losses from foreign currency transactions are recognized in the consolidated statement of operations and historically have not been material.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

Investments

Available-for-Sale Investments

The Company accounts for its investments in debt and equity securities with readily determinable fair values that are not accounted for under the equity method of accounting under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. The Company classifies its marketable securities as available-for-sale under SFAS 115. Marketable securities consist of equity securities. The specific identification method is used to determine the cost basis of securities disposed of. Unrealized gains and losses on the marketable securities are included as a separate component of accumulated other comprehensive income, net of tax.

Long-term Investments

Until the Company sold its remaining interest in its long-term investment in Xanboo Inc. ("Xanboo") in fiscal 2007, it accounted for it under the equity method based upon the Company's ability, through representation on Xanboo's board of directors, to exercise significant influence over its operations. Under the equity method of accounting, the Company's proportionate share of income or losses from the long-term investment, and any gain or loss on disposal, are recorded in other expense, net. The Company's proportionate share of losses are not recorded to the extent that they exceed the carrying value of the long-term investment.

Impairment of Investments

The Company periodically reviews its investments for which fair value is less than cost to determine if the decline in value is other-than-temporary. Additionally, the Company monitors its long-term investment for impairment and makes appropriate reductions in the carrying value if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of the investment. If the decline in value is judged to be other-than-temporary, the cost basis of the security is written down to fair value. The Company generally believes an other-than-temporary decline has occurred when the fair value of the investment is below the carrying value for two consecutive fiscal quarters, absent evidence to the contrary.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. The Company provides reserves for excess and obsolete inventories determined primarily based upon estimates of future demand for the Company's products. Shipping and handling costs are classified as a component of cost of revenues in the consolidated statements of operations.

Inventory Sale and Purchase Transactions with Contract Manufacturers

Under certain circumstances, the Company sells raw materials to its contract manufacturers and subsequently repurchases finished goods from the contract manufacturers which contain such raw materials. Net sales of raw materials to the contract manufacturers are eliminated from the Company's net revenues as the Company intends to repurchase the raw materials from the contract manufacturers in the form of finished goods. Raw materials sold to the contract manufacturers which the Company intends to purchase as part of finished goods are recorded on the Company's consolidated balance sheets as contract manufacturers' receivable.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives ranging from three to five years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or five years. Major renewals and betterments are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred.

Capitalized Internal Use Software Costs

The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software costs consist of purchased software licenses and implementation costs. The capitalized software costs are being amortized on a straight-line basis over a period of three to five years.

Goodwill and Purchased Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth fiscal quarter or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting unit with its aggregate carrying value, including goodwill. The Company generally determines the fair value of its reporting unit using the market or income approach methodology of valuation that includes comparing to market values of similar companies, the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

During the fourth fiscal quarters ended June 30, 2007, 2006 and 2005, the Company completed its annual goodwill impairment tests in accordance with SFAS 142 and determined that no impairment was indicated as the estimated fair values exceeded their respective carrying values.

The Company accounts for long-lived assets, including other purchased intangible assets, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using (i) quoted market prices and/or (ii) discounted expected future cash flows utilizing a discount rate consistent with the guidance provided in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements." Impairment is based on the excess of the carrying amount over the fair value of those assets.

Discontinued Operations

In accordance with SFAS 144, assets and liabilities within a separate business segment or reporting unit that have been disposed of through closure or sale, or are classified as held for sale, are disclosed separately as assets or liabilities within discontinued operations in the consolidated balance sheets for all periods presented. The assets and liabilities are deemed to be held for sale upon management's approval and commitment to a plan to dispose of or sell the business segment or reporting unit. As of June 30, 2007 and 2006, the Company held no assets or liabilities of discontinued operations. The revenues and expenses associated with a discontinued operation are included within loss from discontinued operations, net of tax, in the consolidated statements of operations.

Income Taxes

Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement requires companies to expense the estimated fair value of stock options and similar equity instruments issued to employees over the requisite service period. SFAS 123R eliminates the alternative to use the intrinsic method of accounting provided for in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees if certain conditions were met. However, under APB 25 and related accounting guidance, the Company recognized compensation expense for in-the-money option grants to employees and employee stock options assumed by the Company in connection with its acquisitions of the businesses that previously employed those individuals. Additionally, the pro forma impact from recognition of the estimated fair value of stock options granted to employees has been disclosed in the footnotes as required under previous accounting rules.

Effective for the first quarter of fiscal 2006, the Company adopted SFAS 123R using the modified prospective method, which requires it to record compensation expense for all awards granted after the date of adoption, and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS 123R.

The fair value concepts were not changed significantly in SFAS 123R; however, in adopting SFAS 123R, companies must choose among alternative valuation models and amortization assumptions. After assessing alternative valuation models and amortization assumptions, the Company is continuing to use both the Black-Scholes-Merton ("BSM") option-pricing formula and straight-line amortization of compensation expense over the requisite service period of the grant. The Company will reconsider use of this model if additional information becomes available in the future that indicates another model would be more appropriate for it, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model. Under SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company was not required to estimate forfeitures in its expense calculation for the stock compensation pro forma footnote disclosure; however, SFAS 123R requires an estimate of forfeitures and upon adoption the Company changed its methodology to include an estimate of forfeitures.

For purposes of the following pro forma disclosure, the fair value of the options is estimated using a BSM option-pricing formula and amortized on a straight-line basis to expense over the options' vesting period. The following table presents the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock option plans:

		Year Ended June 30, 2005
		(In thousands, except per share data)
Net loss - as reported	$	(7,004)
Add: Share-based employee compensation expense included in net loss, net of related tax effects - as reported		171
Deduct: Share-based employee compensation expense determined under fair value method, net of related tax effects - pro forma		(1,186)
Net loss - pro forma	$	(8,019)
Net loss per share (basic and diluted) - as reported	$	(0.12)
Net loss per share (basic and diluted) - pro forma	$	(0.14)

Net Income (Loss) Per Share

Net income (loss) per share (basic) is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the fiscal year. Net income (loss) per share (diluted) is calculated by adjusting the weighted average number of common shares outstanding, assuming any dilutive effects of options using the treasury stock method.

Research and Development Costs

Costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility. Software development costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed as incurred.

Warranty

Upon shipment to its customers, the Company provides for the estimated cost to repair or replace products to be returned under warranty. The Company's products typically carry a one- to two-year warranty. In addition, certain products that were sold prior to August 2003 carry a five-year warranty. Although the Company engages in extensive product quality programs and processes, its warranty obligation is affected by product failure rates, use of materials or service delivery costs that differ from the Company's estimates. As a result, additional warranty reserves could be required, which could reduce gross margins. Additionally, the Company sells extended warranty services, which extend the warranty period for an additional one to three years depending upon the product.

Advertising Expenses

Advertising costs are expensed in the period incurred.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements. Accumulated other comprehensive income includes foreign currency translation adjustments and unrealized gains on investments.

Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has only one reportable segment, networking and Internet connectivity.

Reclassificaions

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. The Company is currently evaluating the impact that the adoption of FIN 48 will have on the results of operations, financial position and liquidity.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

2. Supplemental Financial Information

Inventories

The following table presents details of the Company's inventories:

	June 30,	
	2007	2006
	(In thousands)	
Finished goods	$ 7,848	$ 6,518
Raw materials	2,653	3,863
Inventory at distributors	1,876	1,690
Large scale integration chips *	1,530	731
Inventories, gross	13,907	12,802
Reserve for excess and obsolete inventory	(2,926)	(4,689)
Inventories, net	$ 10,981	$ 8,113

* This item is both sold individually and embedded into the Company's products.

Property and Equipment

The following table presents details of the Company's property and equipment:

	June 30,	
	2007	2006
	(In thousands)	
Computer and office equipment	$ 2,639	$ 6,572
Furniture and fixtures	1,069	1,100
Production and warehouse equipment	854	621
Construction-in-progress	78	859
Property and equipment, gross	4,640	9,152
Less accumulated depreciation	(2,729)	(7,563)
Property and equipment, net	$ 1,911	$ 1,589

The following table presents details of property and equipment recorded in connection with capital lease obligations:

	June 30,	
	2007	2006
	(In thousands)	
Property and equipment	$ 413	$ 516
Less accumulated depreciation	(122)	(169)
Total	$ 291	$ 347

The following table presents details of costs capitalized as internal use software included in construction-in-progress and computer and office equipment:

	June 30,	
	2007	2006
	(In thousands)	
Capitalized internal use software	$ 728	$ 410

The following table presents the details of depreciation of capitalized internal use software:

	Years Ended June 30,		
	2007	2006	2005
		(In thousands)	
Depreciation of capitalized internal use software	$ 89	$ 32	$ 64

Purchased Intangible Assets

The following table presents details of the Company's purchased intangible assets:

		June 30, 2007			June 30, 2006		
	Useful Lives in Years	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(In thousands)					
Existing technology	1 - 5	$ 7,259	$ (7,119)	$ 140	$ 7,297	$ (7,103)	$ 194
Patent/core technology	6	839	(494)	345	839	(423)	416
Total purchased intangible assets		$ 8,098	$ (7,613)	$ 485	$ 8,136	$ (7,526)	$ 610

The following table presents the amount of purchased intangible assets that the Company will amortize to cost of revenues over the next six fiscal years:

	Years Ended June 30,						
	2008	2009	2010	2011	2012	2013	Total
	(In thousands)						
Amount remaining to be amortized	$ 141	$ 73	$ 73	$ 73	$ 73	$ 52	$ 485

Warranty Reserve

The following table presents details of the Company's warranty reserve:

	June 30,	
	2007	2006
	(In thousands)	
Beginning balance	$ 693	$ 1,248
Charged (recovered) to cost of revenues	107	(35)
Usage	(354)	(520)
Ending balance	$ 446	$ 693

Accrued Settlements and Settlements Recovery

The following table presents details of the Company's accrued settlements and settlements recovery (Note 10):

	June 30,	
	2007	2006
	(In thousands)	
Accrued settlements:		
Class Action and Synergetic	$ 1,068	$ 15,167
Derivative	-	1,200
Patent infringement	-	400
Total accrued settlements	1,068	16,767
Settlements recovery:		
Class Action and Synergetic	-	14,125
Derivative	-	1,200
Total settlements recovery	-	15,325
Direct settlement obligations of the Company	$ 1,068	$ 1,442

The following table presents details of the Company's litigation settlement costs:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Class Action and Synergetic	$ 90	$ 1,217	$ -
Patent infringement	-	165	-
Steve Cotton settlement recovery	-	(422)	-
Total litigation settlement costs	$ 90	$ 960	$ -

Other Liabilities

The following table presents details of the Company's other liabilities:

	June 30,	
	2007	2006
	(In thousands)	
Current		
Customer deposits and refunds	$ 1,187	$ 1,274
ERP implementation costs	500	364
Taxes payable	241	320
Insurance payable	264	198
Deferred revenue	155	155
Short-term capital lease obligations	136	129
Reimbursable legal expense	138	-
Other	1,187	1,155
Total other current liabilities	$ 3,808	$ 3,595
Long-term		
Deferred revenue	$ 128	$ 117
Other	128	113
Total other long-term liabilities	$ 256	$ 230

Advertising Expenses

The following table presents details of the Company's advertising expenses:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Advertising expenses	$ 862	$ 888	$ 1,191

Interest Expense

The following table presents details of the Company's interest expense:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Interest expense	$ 136	$ 29	$ 78

Computation of Net Loss per Share

The following table presents the computation of net loss per share:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands, except per share data)		
Numerator:			
Loss from continuing operations	$ (1,723)	$ (3,045)	$ (7,060)
Income from discontinued operations	-	-	56
Net loss	$ (1,723)	$ (3,045)	$ (7,004)
Denominator: Weighted-average shares outstanding	59,603	59,034	58,534
Less: Unvested common shares outstanding	-	(332)	(332)
Denominator for net loss per share (basic and diluted)	59,603	58,702	58,202
Net loss per share (basic and diluted):			
Loss from continuing operations	$ (0.03)	$ (0.05)	$ (0.12)
Income from discontinued operations	-	-	-
Net loss per share	$ (0.03)	$ (0.05)	$ (0.12)

The following table presents the common stock equivalents excluded from the diluted net loss per share calculation, because they were anti-dilutive as of such dates. These excluded common stock equivalents could be dilutive in the future.

	Years Ended June 30,		
	2007	2006	2005
Common stock equivalents	2,605,689	2,656,221	2,297,323

Supplemental Cash Flow Information

The following table presents non-cash transactions excluded from the consolidated statements of cash flows:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Non-cash acquisition of property and equipment	$ 216	$ 666	$ 214
Common stock consideration for settlement of Synergetics claims	-	175	-
Tenant leasehold improvements	-	-	98

3. Investments

Marketable Securities

The following table presents details of the Company's available-for-sale investments, which are classified as marketable securities in the consolidated balance sheets:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
June 30, 2007				
Publicly traded equity securities	$ -	$ 97	$ -	$ 97
June 30, 2006				
Publicly traded equity securities	$ -	$ 88	$ -	$ 88

There were no gross realized gains and losses related to the Company's available-for-sale investments during the fiscal years ended June 30, 2007, 2006 and 2005.

Long-term Investments

In September and October 2001, the Company paid an aggregate of $3.0 million to Xanboo Inc. for convertible promissory notes, which converted in January 2002, in accordance with their terms, into Xanboo preferred stock. In addition, the Company purchased $4.0 million of Xanboo preferred stock in January 2002. The Company's ownership interest in Xanboo was 4.7% and 14.4% at June 30, 2006 and 2005, respectively. On the basis of events occurring during the fiscal quarter ended June 30, 2004, the Company fully impaired its investment in Xanboo resulting in a charge of $5.0 million to other expense in the consolidated statements of operations. The Company's interest in the losses of Xanboo aggregating $413,000 during the fiscal year ended June 30, 2004 was recognized as other expense in the consolidated statement of operations.

In June 2006, the Company entered into an agreement to sell its ownership interest in Xanboo for cash consideration of $2 million. On June 13, 2006, 24,596 Xanboo shares, representing 65% of the 37,840 total Xanboo shares held by the Company, were sold for cash consideration of $1.3 million. The Company recorded the $1.3 million cash payment received during June 2006 as other income in the consolidated statements of operations for the fiscal year ended June 30, 2006. On October 19, 2006, the Company sold its remaining interest in Xanboo for cash consideration of $700,000. The Company recorded the $700,000 cash payment as other income in the consolidated statements of operations for the fiscal year ended June 30, 2007.

4. Officer Loans

The Company has outstanding notes receivable from a former officer and a Lantronix director primarily related to taxes on exercised stock options. These notes are non-recourse, secured by shares of common stock, and bear interest at rates ranging from 5.19% to 7.50% per annum. Principal and any unpaid interest are due upon any transfer or disposition of the secured common stock.

One of the note holders is a former Chief Executive Officer who assumed the role of Chief Technology and Strategy Officer of the Company effective May 30, 2002 and resigned from the Company effective September 1, 2002. During fiscal 2002, the Company reduced the carrying amount of the former officer's loans to zero by establishing a reserve for uncertainties relative to collection of the related notes receivable. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, the ability of the Company to effectively enforce its collection rights and the ability of the former officer to honor his obligations to the Company.

As of June 30, 2007, no impairment has been recorded as it relates to the note receivable from the Lantronix director.

In connection with a settlement agreement, the Company cancelled the remaining debt on the former Chief Operating Officer and Chief Financial Officer's outstanding notes receivable, which were fully reserved as of June 30, 2006 and for which the Company took a charge to operations of $1.2 million in fiscal 2002. The terms of the settlement agreement are more fully described in Note 10.

5. Restructuring Charges

From the fiscal quarter ended March 31, 2002 through the fiscal quarter ended March 31, 2003, the Company implemented plans to restructure its operations to prioritize its initiatives around the growth area of its business, focus on profit contribution, reduce expenses, and improve operating efficiency. These restructuring plans included a worldwide workforce reduction, consolidation of excess facilities and other charges. During the fiscal years ended June 30, 2004 and 2003, approximately 58 and 50 employees, respectively, were terminated across all of the Company's business functions and geographic regions in connection with the restructuring plans.

During the fiscal year ended June 30, 2004, the Company completed the sale of its Premise business unit as described in Note 6. As a result, the Company recorded approximately $670,000 of restructuring charges which are included in loss from discontinued operations in the consolidated statement of operations of which $633,000 related to certain future lease obligations and $37,000 related to workforce reductions of three Premise employees that were not transferred to the buyer.

During the fiscal year ended June 30, 2004, approximately $2.1 million of restructuring charges were recovered related to a favorable settlement of a contractual obligation, consolidation of excess facilities and workforce reductions which were previously accrued for during the fiscal year ended June 30, 2003. No similar recovery occurred during the fiscal years ended June 30, 2007, 2006 and 2005.

The following table presents a summary of the activity in the Company's restructuring liability:

	Consolidation of Excess Facilities
Restructuring liabilities at June 30, 2004	$ 752
Restructuring activity included in discontinued operations	(56)
Cash payments	(432)
Restructuring liabilities at June 30, 2005	264
Reversal of restructuring liabilities	(17)
Cash payments	(167)
Restructuring liabilities at June 30, 2006	80
Cash payments	(80)
Restructuring liabilities at June 30, 2007	$ -

6. Discontinued Operations

In March 2004, the Company completed the sale of substantially all of the net assets of its Premise business unit for $1.0 million. For the year ended June 30, 2005 there was $56,000 of income from discontinued operations. For the years ended June 30, 2007 and 2006 there was no income from discontinued operations. For the years ended June 30, 2007, 2006 and 2005 there were no net revenues from discontinued operations.

7. Lines of Credit and Convertible Note Payable

Line of Credit

In May 2006, the Company entered into a two-year secured revolving Loan and Security Agreement ("Line of Credit") with a bank, which provides for borrowings up to $5.0 million. The borrowing capacity is limited to eligible accounts receivable as defined under the Line of Credit. Borrowings under the Line of Credit bear interest at the prime rate plus 1.75% per annum. The Company is required to pay an unused line fee of 0.50% on the unused portion of the Line of Credit. In addition, the Company paid a fully earned, non-refundable commitment fee of $54,000 and paid an additional $54,000 on the first anniversary of the effective date of the Line of Credit.

The Company's obligations under the Line of Credit are secured by substantially all of the Company's assets, including its intellectual property.

The Company is subject to a number of covenants under the Line of Credit, pursuant to which, among other things, the Company has agreed that it will not, without the bank's prior written consent: (a) sell, lease, transfer or otherwise dispose, any of the Company's business or property, provided, however, that the Company may sell inventory in the ordinary course of business consistent with the provisions of the Line of Credit; (b) change the Company's business structure, liquidate or dissolve, or permit a change in beneficial ownership of more than 20% of the outstanding shares; (c) acquire, merge or consolidate with or into any other business organization; (d) incur any debts outside the ordinary course of the Company's business, except for permitted indebtedness, or grant any security interests in or permit a lien, claim or encumbrance upon all or any portion of the Company's assets, except in favor of or agreed to by the bank; (f) make any investments other than permitted investments; (g) make or permit any payments on any subordinated debt, except under the terms of existing subordinated debt or on terms acceptable to the bank, or amend any provision in any document related to the subordinated debt that would increase the amount thereof, or (h) become an "investment company" as such term is defined under the Investment Company Act of 1940. The Line of Credit also contains a number of affirmative covenants, including, among other things, covenants regarding the delivery of financial statements and notice requirements, accounts receivable, payment of taxes, access to collateral and books and records, maintenance of properties and insurance policies, and litigation by third parties.

The Line of Credit includes events of default that include, among other things, non-payment of principal, interest or fees, violation of affirmative and negative covenants, cross default to certain other indebtedness, material adverse change, material judgments, bankruptcy and insolvency events.

As of June 30, 2007, the Company had no borrowings against the Line of Credit.

Availability under the Lines of Credit

The following table presents the Company's available borrowing capacity and outstanding letters of credit, which were used to secure equipment leases, deposits for a building lease, foreign value added tax account deposits and security deposits:

	June 30,	
	2007	2006
	(In thousands)	
Available borrowing capacity	$ 3,462	$ 2,221
Outstanding letters of credit	$ 1,280	$ 1,594

Convertible Note Payable

The Company issued a two-year note with a principal amount of $867,000 as partial consideration for its August 2002 acquisition of Stallion Technologies PTY. LTD. The notes were convertible into the Company's common stock at any time, at the election of the holders, at a $5.00 conversion price and accrued interest at a rate of 2.5% per annum. The notes were due and paid in August 2004 as the holders elected not to convert the notes into the Company's common stock.

8. Stockholders' Equity

Share-Based Plans

The Company has in effect several share-based plans under which non-qualified and incentive stock options have been granted to employees, non-employees and board members. The Company also has an employee stock purchase plan for all eligible employees. The board of directors determines eligibility, vesting schedules and exercise prices for options granted under the plans. The Company issues new shares to satisfy stock option exercises and stock purchases under its share-based plans. No income tax benefit was realized from activity in the Company's share-based plans during the fiscal years ended June 30, 2007, 2006 and 2005.

The following table presents a summary of the shares authorized for grant under each plan:

	June 30, 2007
	Shares Authorized for Grant
2000 Stock Plan ("2000 Plan")	14,000,000
2000 Employee Stock Purchase Plan ("ESPP")	2,400,000
Total shares authorized for grant	16,400,000

Under the 2000 Plan, the number of shares available for issuance is increased annually on the first day of the calendar year by an amount of shares equal to the lesser of (i) 2,000,000 shares, (ii) 5% of the outstanding shares on such date or (iii) a lesser amount as determined by the board of the directors. Each board member is automatically granted an option to purchase 25,000 shares of common stock following each annual meeting of stockholders, subject to certain eligibility requirements. As a result of the Company's acquisitions, the Company assumed stock options granted under stock option plans established by each acquired company; no additional options will be granted under those plans. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Option awards generally have a term of 10 years and vest and become exercisable over a three- to four-year service period.

The following table presents a summary of share-based compensation by functional line item:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Cost of revenues	$ 89	$ 100	$ -
Selling, general and administrative	922	736	160
Research and development	378	255	11
Total share-based compensation	$ 1,389	$ 1,091	$ 171

The following table presents a summary of share-based compensation for the Company's share-based plans:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Stock option	$ 1,095	$ 919	$ 171
ESPP	294	172	-
Total share-based compensation	$ 1,389	$ 1,091	$ 171

Stock Option Plans

The fair value of each share-based award is estimated on the grant date using the BSM option-pricing formula. Expected volatilities are based on the historical volatility of the Company's stock price. The expected term of options granted subsequent to the adoption of SFAS 123R is derived using the simplified method as defined in the SEC's Staff

Accounting Bulletin 107, "Implementation of FASB 123R." The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury interest rates in effect at the time of grant. The fair value of options granted was estimated using the following weighted-average assumptions:

	Years Ended June 30,		
	2007	2006	2005
Expected term (in years)	6.23	6.23	4.00
Expected volatility	0.89	0.93	0.97
Risk-free interest rate	4.67%	4.57%	3.57%
Dividend yield	0.00%	0.00%	0.00%

The following table presents a summary of option activity under the Company's stock option plans:

	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except per share data)				
Balance at June 30, 2006	5,803,076	5,467,753	$ 1.62		
Additional shares reserved	2,000,000	-	-		
Options granted	(1,306,537)	1,306,537	1.62		
Options forfeited	473,819	(473,819)	1.69		
Options expired	64,182	(64,182)	1.57		
Options exercised	-	(344,393)	1.01		
Balance at June 30, 2007	7,034,540	5,891,896	$ 1.65	7.0	$ 1,377
Vested or expected to vest at June 30, 2007		5,549,388	$ 1.65	6.9	$ 1,372
Options exercisable at June 30, 2007		3,719,154	$ 1.64	5.9	$ 1,303

The following table presents a summary of option grant-date fair value and intrinsic value information:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands, except per share data)		
Weighted-average grant-date fair value per share	$ 1.25	$ 1.63	$ 0.80
Grant-date fair value of shares vested	$ 1,018	$ 783	$ 1,337
Intrinsic value of options exercised	$ 212	$ 272	$ 166

The following table presents a summary of the activity of the Company's nonvested options:

	Year Ended June 30, 2007			
		Weighted-Average		Remaining
	Shares	Grant-Date Fair Value	Remaining Years To Vest	Unrecognized Compensation Cost
	(In thousands, except per share data)			
Nonvested outstanding at beginning of fiscal year	2,225,316	$ 1.26		
Granted	1,306,537	1.25		
Vested	(885,292)	1.15		
Forfeited	(473,819)	1.30		
Nonvested outstanding at end of fiscal year	2,172,742	$ 1.29	2.8	$ 2,476

Employee Stock Purchase Plan

The number of shares available for issuance is increased annually on the first day of the Company's fiscal year in an amount equal to the lesser of (i) 150,000 shares, (ii) 2% of the outstanding shares on such date or (iii) a lesser amount as determined by the board of directors. Under the 2000 Employee Stock Purchase Plan ("ESPP"), each eligible employee may purchase common stock at each semi-annual purchase date (the last business day of February and August each year), but not more than 15% of the participant's compensation, as defined. The purchase payable per share will be equal to eighty-five percent (85%) of the lower of (i) the closing selling price per share of common stock on the employee's entry date into the two-year offering period in which that semi-annual purchase date occurs and (ii) the closing selling price per share of common stock on the semi-annual purchase date. Participants may discontinue their participation in the ESPP or may increase or decrease the rate of their payroll deductions during the ESPP offering period. In November 2004, the Company's stockholders authorized 750,000 additional shares to be available pursuant to the ESPP.

The following table presents a summary of activity under the Company's ESPP:

	Years Ended June 30,		
	2007	2006	2005
Shares available for issuance at beginning of fiscal year	537,685	654,138	107,942
Shares reserved for issuance	150,000	150,000	900,000
ESPP shares issued	(330,923)	(266,453)	(353,804)
Shares available for future issuance at end of fiscal year	356,762	537,685	654,138

The following table presents a summary of ESPP purchase price and intrinsic value information:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands, except per share data)		
Average purchase price of common shares	$ 1.09	$ 0.90	$ 0.78
Intrinsic value of ESPP shares on purchase date	$ 159	$ 237	$ 139

The fair value of ESPP shares granted during the fiscal years ended June 30, 2007 and 2006 was estimated using the BSM option-pricing formula with an expected term (in years) of 0.5 to 2.0, expected volatility of 0.88 to 0.95, risk-free interest rate of 3.9% to 4.7% and dividend yield of zero. For ESPP shares granted during the fiscal year ended June 30, 2005 the Company measured share-based compensation expense in its pro forma disclosure using the intrinsic value method as described in SFAS 123.

Accumulated Other Comprehensive Income

The following table presents the components of accumulated other comprehensive income:

	June 30,	
	2007	2006
	(In thousands)	
Accumulated unrealized gain on investments	$ 97	$ 88
Accumulated translation adjustment	345	277
Total accumulated other comprehensive income	$ 442	$ 365

9. 401(k) Plan

The Company has a savings plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Plan through salary deferrals up to 15% of their base pay, subject to limitations. The Company's contributions are discretionary and are subject to limitations. For the fiscal years ended June 30, 2006, 2005 and 2004, the Company contributed $0.50 for each $1.00 of employee salary deferral contributions up to a maximum of 6% of the employee's annual gross wages, subject to limitations.

The following table presents 401(k) matching contributions:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
401(k) matching contributions	$ 290	$ 247	$ 270

10. Litigation Settlements

Securities Litigation Settlements

Securities Class Action Lawsuits ("Class Action")

Beginning on May 15, 2002, a number of securities class actions were filed against the Company and certain of its current and former directors and former officers alleging violations of the federal securities laws. These actions were consolidated into a single action pending in the United States District Court for the Central District of California and entitled: In *re Lantronix, Inc.* Securities Litigation, Case No. CV 02-3899 GPS (JTLx). After the Court appointed a lead plaintiff, amended complaints were filed by the plaintiff, and the defendants filed various motions to dismiss directed at particular allegations. Through that process, certain of the allegations were dismissed by the Court.

On October 18, 2004, the plaintiff filed the third amended complaint, which was the operative complaint in the action. The complaint alleged violations of Sections 11 and 15 of the Securities Act of 1933, as amended (the "Securities Act") and violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Securities Act claims were brought on behalf of all persons who purchased common stock of Lantronix pursuant or traceable to the Company's August 4, 2000 initial public offering ("IPO"). The Exchange Act claims were based on alleged misstatements related to the Company's financial results that were contained in the Registration Statement and Prospectus for the IPO. The claims brought under the Exchange Act were brought on behalf of all persons and entities that purchased or acquired Lantronix securities from November 1, 2000 through May 30, 2002 (the "Class Period"). The complaint alleged that defendants issued false and misleading statements concerning the business and financial condition in order to allegedly inflate the value of the Company's securities during the Class Period. The complaint alleged that during the Class Period, Lantronix overstated financial results through improper revenue recognition and failure to comply with Generally Accepted Accounting Principles ("GAAP").

The Company reached an agreement with plaintiffs to settle the Class Action lawsuit. The Company also reached agreements with its relevant insurance carriers with respect to the funding of the cash portions of the settlement with plaintiffs, and the cash funding of the settlement has been completed. Under the terms of the agreement with the Class Action plaintiffs, the Company will not be required to contribute any cash to the Class Action settlement, as all cash contributed would be from the Company's insurance carriers. However, as part of the agreement with the plaintiffs in the Class Action lawsuit, the Company has agreed to issue certain Lantronix securities to the plaintiffs. As a result of the anticipated issuance of such securities, and in connection with the issuance of securities for the settlement of the Synergetic action described in detail in previous filings, the Company recorded a charge of $1.2 million in the consolidated statement of operations for the fiscal year ended June 30, 2006. On December 11, 2006, the United States District Court for the Central District of California gave its final approval to the settlement and issued a final order and judgment in the matter. During the fiscal quarter ended December 31, 2006, the insurance carriers funded their share of the settlement, which totaled $13.9 million. On January 10, 2007, the settlement of the Company's securities litigation became final and effective. During the fiscal quarter ended March 31, 2007, the Company reduced its accrued settlement liability and settlement recovery by $13.9 million in connection with the settlement becoming final and effective. As of June 30, 2007, the Company had an accrued settlement liability of $1.1 million. The Company expects to issue warrants to purchase Lantronix common stock with a fair value of $1.1 million to the class plaintiffs as final consideration for the remaining settlement liability. Per the terms of the settlement agreement, the number of shares to be issued pursuant to the warrants shall be determined by using the BSM option-pricing formula using a contract life of four years and a strike price of $3 above the average trading price of the Company's common stock over 45 trading days ending two trading days prior to the issuance date of the warrants. The warrants will be issued when the escrow administrator provides the Company with a final list of the eligible class plaintiffs. The Company expects the warrants to be issued during fiscal 2008.

Securities Claims Brought by Former Stockholders of Synergetic Micro Systems, Inc. ("Synergetic")

On October 17, 2002, Richard Goldstein and several other former stockholders of Synergetic filed a complaint entitled *Goldstein, et al. v. Lantronix, Inc., et al.* in the Superior Court of the State of California, County of Orange, against the Company and certain of its former officers and directors. Plaintiffs filed an amended complaint on January 7, 2003. The amended complaint alleges fraud, negligent misrepresentation, breach of warranties and covenants, breach of contract and negligence, all stemming from its acquisition of Synergetic. The complaint seeks an unspecified amount of damages, interest, attorneys' fees, costs, expenses, and an unspecified amount of punitive damages. On May 5, 2003, the Company answered the complaint and generally denied the allegations in the complaint.

In May 2006, the Company entered into a definitive settlement agreement with the plaintiffs in the Synergetic action. Pursuant to the settlement agreement, in June 2006, the Company issued 84,053 common shares with a fair value of $175,000 as partial consideration for its settlement of the Synergetic claims, and the Company's insurance carriers paid $750,000 to the plaintiffs. In connection with the settlement, the plaintiffs filed a request for dismissal with prejudice of all claims against all parties with the Court on July 7, 2006, and this litigation is now concluded.

Derivative Lawsuit Settlement

On June 9, 2005, the Superior Court of the State of California, County of Orange, approved the settlement of a stockholder derivative action (entitled *Drake v. Bruscha, et al.*) pending against the Company and certain of its current and former directors and former officers. The settlement involves the adoption of certain corporate governance measures and payment of attorneys' fees and expenses to the derivative plaintiff's counsel in the amount of $1.2 million. The action was dismissed with prejudice as to all parties, including Mr. Steven Cotton, who was not a party to the settlement agreement and who had objected to the settlement. As part of the settlement, the Company's insurance carrier agreed to pay the $1.2 million after the settlement becomes final, and the payment of the settlement by the insurance carrier will have no impact on the Company's financial condition or results of operations. The settlement was recorded as a $1.2 million settlement recovery and accrued settlement in the consolidated balance sheets as of June 30, 2006. On August 12, 2005, Mr. Cotton appealed the Superior Court's approval of the settlement, specifically challenging the amount of the $1.2 million settlement. This settlement did not impact the securities Class Action or Synergetic cases. On June 29, 2006, the Court of Appeals rejected Mr. Cotton's appeal and affirmed the trial court's approval of the settlement in full. After the Court of Appeals' ruling became final, the $1.2 million settlement was paid by the Company's insurance carriers on August 10, 2006. In light of final affirmance of the trial court's settlement orders, this litigation has now concluded.

Patent Infringement Settlement

On May 2, 2006, the Company entered into a six-year patent cross-license and litigation dismissal agreement with Digi International, Inc. ("Digi"). In connection with the agreement, the Company agreed to pay Digi $600,000 of which $200,000 was paid on May 2, 2006 with the remaining balance paid on July 10, 2006. In connection with the agreement, the Company capitalized $434,000, which represented the estimated value of the six-year patent cross-license, as a purchased intangible asset in its consolidated balance sheets at June 30, 2006. The remaining $176,000, which represents the estimated value of the dismissal of the ongoing litigation between the Company and Digi, was recorded as a settlement charge in the consolidated statements of operations during the fiscal year ended June 30, 2006.

Government Investigation

During June 2006, the Company reached an agreement in principle with the regional staff of the Securities and Exchange Commission ("SEC") regarding the terms of a settlement that the regional staff had agreed to recommend to the SEC. On September 27, 2006, the Commission formally approved the proposed settlement. The settlement, under which the Company has not admitted or denied any wrongdoing, fully resolve all claims against the Company relating to the formal investigation that the SEC commenced in July 2002 relating to the Company's restatement of its financial results announced in May and June 2002. The settlement includes the following principal terms:

- The Company agreed to a cease and desist order from future violations of securities laws;
- The Company was not required to pay any monetary penalties; and
- The Company has agreed to cooperate with the Commission on any further proceedings in connection with its investigation.

Employment Suit Brought by Former Chief Financial Officer and Chief Operating Officer Steven Cotton

On July 6, 2006, the Company completed a settlement agreement with Mr. Steven Cotton, the Company's former CFO and COO. Mr. Cotton had filed a complaint against the Company in September 2002 in the Superior Court of the State of California, alleging claims for breach of contract, breach of the covenant of good faith and fair dealing, wrongful termination, misrepresentation, defamation and declaratory relief. The Company had filed a motion to dismiss the suit on the grounds that Mr. Cotton's complaints were subject to the binding arbitration provisions in Mr. Cotton's employment agreement. The Court ruled that five of the six counts in the complaint were subject to binding arbitration and set the sixth cause of action for declaratory relief for trial. The Company filed a cross-complaint in the arbitration proceeding alleging breach of contract on various promissory notes given by Mr. Cotton to the Company in connection with Mr. Cotton's exercise of stock options during his employment with the Company.

Under the terms of the settlement, the Company: (i) transferred to Mr. Cotton 150,000 shares of the Company's Common Stock previously issued to Mr. Cotton pursuant to his exercise of stock options and held by the Company as collateral for notes given by Mr. Cotton in connection with his exercise of such stock options; (ii) relinquished any claims it might have had to shares of the Company's Common Stock in possession of Mr. Cotton; (iii) cancelled all remaining debt on the notes given by Mr. Cotton to the Company in connection with his exercise of such stock options; and (iv) will dismiss with prejudice the cross-complaint it filed in the arbitration proceeding. Under the terms of the settlement, Mr. Cotton: (i) assigned to the Company 198,040 of the shares issued to Mr. Cotton pursuant to his exercise of the stock options referred to above; and (ii) will dismiss with prejudice the lawsuit and arbitration proceedings referred to above. In connection with the settlement, the Company recorded a $422,000 litigation settlement recovery in the consolidated statements of operations for the fiscal year ended June 30, 2006 representing the fair value of the 198,040 shares collateralizing the cancelled notes for which the Company took a charge to operations of $1.2 million in fiscal 2002.

11. Litigation

From time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business. Except as discussed in Note 10, the Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, prospects, financial position, operating results or cash flows.

The Company recently concluded multiple securities lawsuits and litigation with a former executive officer. The Company may have an obligation to continue to indemnify the former executive officer and defend the securities violation that he has been charged with. There is a risk that the Company's insurance carriers may not reimburse us for such costs. Accordingly, legal expenses for this former officer's defense are recorded as incurred and reimbursement of the legal expenses from insurance are recorded upon receipt. As of June 30, 2007, the Company had $138,000 of reimbursable legal expenses recorded as a liability on its consolidated balance sheets.

12. Income Taxes

The income tax provision (benefit) consists of the following components:

	Years Ended June 30,		
	2007	2006	2005
		(In thousands)	
Current:			
Federal	$ -	$ -	$ -
State	-	-	(6)
Foreign	34	(31)	235
	34	(31)	229
Deferred:			
Federal	-	-	-
State	-	-	-
	-	-	-
Provision (benefit) for income taxes	$ 34	$ (31)	$ 229

The following table presents U.S. and foreign income (loss) from continuing operations before taxes:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
United States	$ (1,840)	$ (3,191)	$ (7,047)
Foreign	151	115	216
Loss from continuing operations	$ (1,689)	$ (3,076)	$ (6,831)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	Years Ended June 30,	
	2007	2006
	(In thousands)	
Deferred tax assets:		
Tax losses and credits	$ 36,985	$ 34,965
Reserves not currently deductible	3,241	2,996
Inventory capitalization	1,399	2,086
Marketing rights	1,010	1,102
Deferred compensation	535	314
Writeoff of long-term investment	-	990
Gross deferred tax assets	43,170	42,453
Valuation allowance	(40,480)	(40,193)
Deferred tax assets, net	2,690	2,260
Deferred tax liabilities:		
State tax	(2,369)	(2,041)
Depreciation	(119)	(144)
Other	(202)	(75)
Deferred tax liabilities	(2,690)	(2,260)
Net deferred tax assets (liabilities)	$ -	$ -

The following table presents a reconciliation of the income tax provision (benefit) for loss from continuing operations before discontinued operations and cumulative effect of accounting changes to taxes computed at the U.S. federal statutory rate:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Statutory federal provision (benefit) for income taxes	$ (574)	$ (1,046)	$ (2,322)
Increase (decrease) resulting from:			
Change in valuation allowance	556	(1,200)	2,897
Deferred compensation	239	75	-
Research and development credit	(121)	(277)	(444)
Permanent differences	26	28	24
Investment in foreign subsidiaries	21	276	-
Foreign tax rate variances	(17)	23	162
Change in effective state tax rate	-	1,999	-
State taxes, net of federal tax benefit	-	-	(4)
Other	(96)	91	(84)
Provision (benefit) for income taxes	$ 34	$ (31)	$ 229

As of June 30, 2007, the Company has net operating loss carryovers of $75.2 million and $42.5 million for federal and California state income tax purposes, respectively. The federal and California net operating loss carryovers begin to expire in fiscal years 2021 and 2013, respectively.

Approximately $2.3 million of the net operating loss carryforwards resulted from a purchase business combination. Due to uncertainties surrounding the realization of the deferred tax assets related to the net operating loss carryforwards, a valuation allowance of approximately $773,000 was established. If or when realized, a portion of the tax benefit for those items will be applied to reduce goodwill and acquired intangibles related to the purchase business combination. Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

The Company has research and development tax credit carryforwards of $3.8 million and $2.9 million for federal and California purposes, respectively. Federal tax credits begin to expire in 2021. California tax credits have no expiration.

The Company has recorded a valuation allowance against its net deferred tax assets. If or when realized, the tax benefits relating to, and the reversal of, approximately $4.3 million of the valuation allowance will be accounted for as an increase in additional paid-in capital as a result of tax deductible compensation arising from stock option exercises. The valuation allowance was established due to uncertainties surrounding the realization of the deferred tax assets.

Deferred income taxes were not provided on undistributed earnings of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely.

The Company had discussions with the Swiss Federal Tax Authorities ("SFTA") regarding the inability of the Company's Swiss subsidiary, Lantronix International AG, to meet certain guidelines as set within a tax ruling that was obtained in May 2001. The ruling provided for reduced Swiss tax rates. The subsidiary was unable to meet the guidelines set forth in the ruling due to slower than planned growth and has since converted to a holding company. The SFTA has ruled on this matter, resulting in tax and interest to the SFTA of approximately $55,000. This was paid in the fiscal quarter ended June 30, 2005.

13. Commitments and Contingencies

Leases

The Company leases office equipment and its office and warehouse facilities under non-cancelable capital and operating leases. In 2005, the Company renewed its office and warehouse facility lease in Irvine, California, commencing in August 2005 and expiring in July 2010.

The following schedule represents minimum lease payments for all non-cancelable operating and capitalized leases as of June 30, 2007:

Years Ended June 30,	Capital Leases	Operating Leases	Total
		(In thousands)	
2008	$ 143	$ 677	$ 820
2009	133	687	820
2010	28	688	716
2011	2	77	79
Total	306	$ 2,129	$ 2,435
Amounts representing interest	(28)		
Present value of net minimum lease payments	278		
Less: capital lease obligations, short-term portion (included in other current liabilities)	136		
Capital lease obligations, long-term portion	$ 142		

The following table presents facilities rent expense:

	Years Ended June 30,		
	2007	2006	2005
		(In thousands)	
Facilities rent expense	$ 878	$ 871	$ 1,080

During March 2006, the Company entered into a lease agreement whereby the lessor will advance an amount not to exceed $1.0 million for the implementation of a new enterprise resource planning ("ERP") information system to manage the Company's business operations. During the ERP implementation period, the Company will pay interest of 9.0% on the amounts advanced. The lease agreement states that the aggregate amount advanced to the Company by the lessor will be repaid over a three-year period following the completion of the ERP implementation. As of June 30, 2007 and 2006, the Company had recorded accrued liabilities of $500,000 and $364,000, respectively, in connection with the ERP implementation.

14. Significant Geographic, Product Line, Customer and Supplier Information

Geographic

The following table presents the Company's sales within geographic regions as a percentage of net revenues:

	Years Ended June 30,		
	2007	2006	2005
Americas	63.2%	62.5%	64.3%
EMEA	25.3%	27.1%	27.2%
Asia Pacific	11.5%	10.4%	8.5%
Total	100.0%	100.0%	100.0%

Product Line

The following table presents the Company's net revenues by product line:

	Years Ended June 30,		
	2007	2006	2005
	(In thousands)		
Device enablement	$ 39,734	$ 35,419	$ 29,979
Device management	8,866	7,676	7,753
Non-core	6,706	8,848	10,770
Total net revenues	$ 55,306	$ 51,943	$ 48,502

Customers

The following table presents sales to the Company's significant customers and a related party as a percentage of net revenues:

	Years Ended June 30,		
	2007	2006	2005
Top five customers (1)	34.0%	38.0%	42.0%
Ingram Micro	12.0%	13.0%	16.0%
Tech Data	8.0%	10.0%	11.0%
Related party	2.0%	3.0%	2.0%

(1) Includes Ingram Micro and Tech Data.

No other customer represented more than 10% of the Company's annual net revenues during these fiscal years. An international customer, transtec AG, is a related party due to common ownership by the Company's largest stockholder and Lantronix director, Bernhard Bruscha.

Suppliers

The Company does not own or operate a manufacturing facility. Four independent third-party contract manufacturers located in Asia manufacture substantially all of the Company's products. In addition, two independent third party foundries located in Asia manufacture substantially all of the Company's large scale integration chips. Any sudden demand for an increased amount of products or sudden reduction or elimination of any existing source or sources of products could result in a material delay in the shipment of the Company's products. Any problems associated with the manufacturing facilities or the delivery, quality or cost of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition.

LANTRONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

15. Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly financial data of the Company. In the Company's opinion, this information has been prepared on a basis consistent with that of its audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the unaudited quarterly financial data. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Quarter Ended Fiscal 2007				
	Sept 30,	Dec 31,	Mar 31,	June 30,	Total
	(In thousands, except per share data)				
Net revenues	$ 12,514	$ 14,829	$ 13,253	$ 14,710	$ 55,306
Gross profit	$ 6,607	$ 7,400	$ 6,866	$ 7,469	$ 28,342
Net (loss) income	$ (651)	$ 87 (1)	$ (1,070)	$ (89)	$ (1,723)
Basic and diluted net (loss) income per share	$ (0.01)	$ 0.00	$ (0.02)	$ (0.00)	$ (0.03)*

	Quarter Ended Fiscal 2006				
	Sep 30,	Dec 31,	Mar 31,	June 30,	Total
	(In thousands, except per share data)				
Net revenues	$ 12,240	$ 12,955	$ 13,063	$ 13,685	$ 51,943
Gross profit	$ 6,120	$ 6,598	$ 6,572	$ 7,377	$ 26,667
Net (loss) income	$ (1,341)	$ (3,571) (2)	$ 399 (3)	$ 1,468 (4)	$ (3,045)
Basic and diluted net (loss) income per share	$ (0.02)	$ (0.06)	$ 0.01	$ 0.02	$ (0.05)*

* Annual per share amounts may not agree to the sum of the quarterly per share amounts due to differences between average shares outstanding during the periods.

(1) Includes other income from the sale of the Company's interest in Xanboo of $700,000.
(2) Includes litigation settlement charge of $2.6 million.
(3) Includes litigation settlement recovery of $1.4 million.
(4) Includes other income from the sale of the Company's interest in Xanboo of $1.3 million and net litigation settlement recoveries of $255,000 from the settlement of two legal matters.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Lantronix, Inc.	8 - K	001-16027	99.1	07/29/2005	
3.2	Amended and Restated Bylaws as amended on July 28, 2005	8 - K	001-16027	99.2	07/29/2005	
4.1	Form of Registrant's common stock certificate	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.1	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.2	1993 Stock Option Plan and forms of agreements thereunder	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.3	1994 Nonstatutory Stock Option Plan and forms of agreements thereunder	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.4	2000 Stock Plan and forms of agreement thereunder	S - 8,	333-103395	4.1	02/24/2003	
10.4.1	Form of Stock Option Agreement					X
10.5	Amendment to the 2000 Stock Plan	S - 8	333-103395	4.2	02/24/2003	
10.6	2000 Employee Stock Purchase Plan, amended and restated as of November 18, 2004	S - 8,	333-121000	4.1	12/06/2004	
10.7	Employment Agreement between Registrant and Fred Thiel	S - 1	333-37508		05/19/2000	
10.8	Employment Agreement between Registrant and Steve Cotton	S - 1	333-37508		05/19/2000	
10.9	Employment Agreement between Registrant and Johannes Rietschel	S - 1	333-37508		05/19/2000	
10.10	Lease Agreement between Registrant and The Irvine Company	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.11	First Amendment to Lease Agreement between Registrant and Irvine Technology Partners III dated as of August 10, 1995	S - 1 Amend. No. 1	333-37508		06/13/2000	
10.12	Second Amendment to Lease Agreement between Registrant and Irvine Technology Partners III dated as of July 6, 2000	10 - K	001-16027	10.03	09/28/2000	
10.13	Third Amendment to Lease Agreement between Registrant and Irvine Technology Partners dated as of March 16, 2005	8 - K	001-16027	10.04	03/22/2005	
10.14	Research and Development Agreement between Registrant and Gordian ** Confidential treatment pursuant to Rule 406*	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.15	Distributor Contract between Registrant and Tech Data Corporation ** Confidential treatment pursuant to Rule 406*	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.16	Distributor Contract between Registrant and Ingram Micro Inc. ** Confidential treatment pursuant to Rule 406*	S - 1, Amend. No. 1	333-37508		06/13/2000	
10.17	Offer to Exchange Outstanding Options, dated December 19, 2002	Schedule TO	001-16027	99(a)(1)	12/19/2002	
10.18	Loan and Security Agreement between Registrant and Silicon Valley Bank dated February 14, 2002	10-Q	001-16027	10.16	02/14/2002	

10.19	Amendment to Loan Documents between Registrant and Silicon Valley Bank dated February 15, 2005	8 - K	001-16027	10.17	02/15/2005	
10.20	Letter from Ernst & Young LLP, dated January 21, 2005	8 - K	001-16027	16.1	01/21/2005	
10.21	Loan and Security Agreement between Registrant and Silicon Valley Bank dated May 31, 2006.	8 - K	001-16027		06/02/2006	
10.22	Consulting, Severance and Release Agreement effective as of January 22, 2007 between Registrant and James Kerrigan.	8 - K	001-16027	10.1	04/27/2007	
10.23	Severance Agreement effective as of May 15, 2007 between the Registrant and Marc Nussbaum.	8 - K	001-16027	10.1	06/15/2007	
10.24	Severance Agreement effective as of May 15, 2007 between the Registrant and Reagan Sakai.	8 - K	001-16027	10.1	06/20/2007	
21.1	Subsidiaries of Registrant	10 - K				X
23.1	Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP					X
24.1	Power of Attorney (see page II-2)					
31.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002					X
31.2	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of Sarbanes Oxley Act of 2002					X
99.1	Consolidated Valuation and Qualifying Accounts					X

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Lantronix has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 7th day of September, 2007.

LANTRONIX, INC.

By: /s/ REAGAN Y. SAKAI
REAGAN Y. SAKAI
CHIEF FINANCIAL OFFICER

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Reagan Y. Sakai, his attorney-in-fact, with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ H. K. DESAI H. K. DESAI	Chairman of the Board	September 7, 2007
/s/ MARC H. NUSSBAUM MARC H. NUSSBAUM	Chief Executive Officer, President (Principal Executive Officer)	September 7, 2007
/s/ REAGAN Y. SAKAI REAGAN Y. SAKAI	Chief Financial Officer and Secretary *(Principal Financial and Accounting Officer)*	September 7, 2007
/s/ THOMAS W. BURTON THOMAS W. BURTON	Director	September 7, 2007
/s/ HOWARD T. SLAYEN HOWARD T. SLAYEN	Director	September 7, 2007
/s/ KATHRYN B. LEWIS KATHRYN B. LEWIS	Director	September 7, 2007
/s/ BERNHARD BRUSCHA BERNHARD BRUSCHA	Director	September 7, 2007
/s/ CURT BROWN CURT BROWN	Director	September 7, 2007


Network anything. Network everything.

Fiscal 2007 Annual Letter to Stockholders
October 24, 2007

Dear Stockholders:

Today, Lantronix is in a position of competitive strength in the device communication and device management market. We delivered modest organic growth in this market during fiscal 2007 while exiting non-strategic product lines from years past. Through product innovation, sales channel expansion, application expansion and vertical market strategies, our goal is to establish a growing and profitable business in the device communication and device management market that will create ongoing stockholder value for years to come.

Lantronix executed well during fiscal 2007 through five key achievements:

1. We successfully ramped the sales of products introduced in fiscal 2006 and earlier, validating our market and product strategy. For the year, we grew 12% in device enablement revenue and 16% in device management revenue.

2. We introduced over 20 new products to drive future growth, our most aggressive period of new product introductions since entering the device communication and device management market. These include brand new growth vehicles across all three device networking business platforms – *DeviceLinx*™, *SecureLinx*™ and *ManageLinx*™.

3. We continued to broaden our distribution channels across all markets, and successfully expanded the company's international sales reach.

4. We gained increased traction in key vertical markets including industrial automation, medical and banking.

5. We successfully transitioned all ongoing device networking product lines to comply with the Restriction on Hazardous Substances (RoHS) environmental regulations in Europe.

In total, core device networking revenues (the combination of device enablement and device management) contributed 88% of sales and grew 13% compared to the prior fiscal year. Despite our planned steep decline of high margin non-core revenues, we maintained a healthy gross margin of 51.2% for the year. In fiscal 2007, we decreased total operating expenses by 1.3% from $31.2 million to $30.8 million while increasing our investment in research and development by 22.7% from $6.0 million to $7.4 million. We improved our profitability from a net loss of $3.0 million in fiscal 2006 to a net loss of $1.7 million in fiscal 2007. Additionally, we managed our cash usage well, ending fiscal 2007 within $150,000 of last year's ending balance of cash and cash equivalents.

We are working to drive device communication and device management adoption by making it easier and more cost-effective for partners and end-user customers to deploy complete end-to-end device networking solutions. We have sequentially reduced our net loss each of the last four years, and today our product portfolio, sales reach and customer base are stronger than ever. We believe our business is well positioned for strategic growth.

The Board has formed a search committee to find a new permanent chief executive officer, and CFO Reagan Y. Sakai has assumed the added role of interim CEO while the search is conducted. On behalf of our Board of Directors and great employees of Lantronix, we look forward to keeping you posted on our progress and development with regard to management, growth and innovation. As always, thank you for your ongoing support.

Sincerely,


SEC MAIL
RECEIVED
PROCESSING
DEC 1 8 2007
WASH. D.C.
190
SECTION

HK Desai
Chairman of the Board

Reagan Y. Sakai
Interim CEO and CFO

LANTRONIX, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 14, 2007
9:00 A.M. LOCAL TIME

Dear Stockholder:

We will hold our 2007 Annual Meeting of Stockholders at our headquarters at 15353 Barranca Parkway, Irvine, California 92618, on Wednesday, November 14, 2007, at 9:00 a.m. local time for the following purposes:

1. To elect five directors to serve until the 2008 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2008; and

3. To transact such other business as may properly come before the Annual Meeting.

Any action on the items described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

The foregoing business items are more fully described in the following pages, which are made part of this Notice. Stockholders of record at the close of business on Friday, September 28, 2007, may attend and vote at the Annual Meeting. Whether or not you plan to attend the meeting, you are urged to vote your shares by completing, signing, dating and returning the accompanying proxy card in the pre-addressed return envelope provided. Please see the accompanying instructions for more details on voting. Returning your proxy card promptly will assist us in reducing the expenses of additional proxy solicitation. Submitting your proxy card does not affect your right to vote in person should you decide to attend the Annual Meeting (and, if you are not a stockholder of record, you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares in person at the Annual Meeting).

H.K. Desai
Chairman
Board of Directors

Irvine, California
October 24, 2007

IMPORTANT: Whether or not you plan to attend the Annual Meeting, you are requested to promptly complete, sign, date and return the enclosed Proxy Card in the envelope provided.


RECEIVED
DEC 18 2007
190
PROCESSING
SECTION
WASH, D.C.

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2007 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

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LANTRONIX, INC.
Corporate Headquarters
15353 Barranca Parkway
Irvine, California 92618
(949) 453-3990
www.lantronix.com

PROXY STATEMENT FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

Our Board of Directors solicits your Proxy Card (the "Proxy") on behalf of Lantronix, Inc., a Delaware corporation for use at our 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, November 14, 2007, at 9:00 a.m. local time, and at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at our principal executive offices located at 15353 Barranca Parkway, Irvine, California 92618.

These "proxy materials," which include the Proxy Statement, Proxy, letter to stockholders and Form 10-K, were first mailed on or about October 30, 2007, to all stockholders entitled to vote at the Annual Meeting. In this Proxy Statement, we refer to the fiscal year ended June 30, 2007 as the 2007 fiscal year.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date

Stockholders of record at the close of business on September 28, 2007 (the "Record Date") are entitled to notice of the Annual Meeting and to vote at the Annual Meeting. Presence in person or by proxy of a majority of the shares of common stock outstanding on the Record Date is required for a quorum. As of the close of business on the Record Date, 60,046,161 shares of our common stock were outstanding and were the only class of voting securities outstanding. Each share is entitled to one vote on any matter that may be presented for consideration and action by the stockholders at the Annual Meeting.

Street Name Holdings

Most stockholders hold their shares through a broker, trustee or other nominee rather than directly in their own name. If you do hold shares directly in your name with our transfer agent, Mellon Investor Services LLC, you are considered the stockholder of record with respect to those shares and we are sending these proxy materials directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the named proxy holder or to vote in person at the Annual Meeting. We have enclosed a Proxy for you to use. If your shares are held in a brokerage account or by a trustee or other nominee, you are considered the beneficial owner of these shares held in "street name," and these proxy materials are being forwarded to you together with a voting instruction card, by your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also entitled to attend the Annual Meeting; however, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares in person at the Annual Meeting.

Revocability of Proxies

Any stockholder has the power to revoke his or her Proxy or voting instructions at any time before the Annual Meeting. If you are a stockholder of record, you may revoke your Proxy by submitting a written notice of revocation to Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618, Attention: Corporate Secretary, by submitting a duly executed written Proxy bearing a later date to change your vote, or by providing new voting instructions to your broker, trustee or nominee. A Proxy will not be voted if the stockholder of record who executed it is present at the Annual Meeting and votes the shares represented by the Proxy in person at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Our Voting Recommendations

The Board of Directors recommends that you vote:

- "FOR" the nominees named herein to serve as directors until the 2008 Annual Meeting of Stockholders; and
- "FOR" the ratification of the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2008.

Voting and Solicitation

Each share of common stock outstanding on the Record Date will be entitled to one vote on all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

By signing and returning the Proxy or voting instruction card according to the enclosed instructions, you are enabling Reagan Sakai, our interim Chief Executive Officer, and Ron Irick, our Senior Corporate Counsel, who are named on the Proxy as "proxy holders," to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the Proxy even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting.

Each valid Proxy will be voted according to the stockholder's direction. If no direction is given, the Proxy will be voted: (i) "FOR" the election of each of the nominees for director named herein; and (ii) "FOR" the ratification of the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2008. No business other than that set forth in the accompanying Notice of Annual Meeting of Stockholders is expected to come before the Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named on the Proxy will have discretionary authority to vote all proxies received with respect to such matters in accordance with their judgment.

We will pay the costs of soliciting proxies from stockholders, including the preparation, assembly, printing and mailing of proxy solicitation materials. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others with instructions to forward these materials to the beneficial owners of common stock. We may reimburse brokerage firms and other such persons representing beneficial owners of common stock for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, personally or by telephone, telegram, letter or facsimile.

Householding

In an effort to reduce printing costs and postage fees, we have adopted a practice approved by the Securities and Exchange Commission ("SEC") called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of these proxy materials unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one set of proxy materials and would like to request a separate copy of these materials and/or future proxy materials, please send your request to: Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618, Attention: Investor Relations, visit our website at www.lantronix.com, or contact Investor Relations by phone at (949) 453-3990. You may also contact us if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Quorum; Abstentions; Broker Non-Votes

The holders of a majority of the shares of common stock outstanding on the record date and entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournments or postponements thereof. If you submit a properly executed Proxy or voting instruction card, even if you abstain from voting, your shares will be counted for purposes of determining the presence or absence of a quorum. If a broker, trustee or other nominee indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting.

For purposes of Proposal 1, the five (5) nominees receiving the greatest number of valid votes will be elected. Because directors are elected by plurality, withheld votes and broker non-votes will be entirely excluded from the vote and will have no effect on the election of directors. Proposal 2 requires the affirmative approval of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting (the "Votes Cast"). For these purposes, abstentions with respect to a matter are treated as Votes Cast with respect to such matter, so abstaining has the same effect as a negative vote.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a Proxy voting your shares "FOR" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. All of the proposals discussed in these proxy solicitation materials are currently considered routine matters. A "broker non-vote" occurs when a broker expressly instructs on a Proxy that it is not voting on a matter, whether routine or non-routine. Broker non-votes are not treated as Votes Cast.

Nomination of Director Candidates

The Corporate Governance and Nominating Committee considers candidates for board membership that our Board of Directors, management or stockholders suggest. The Corporate Governance and Nominating Committee has adopted a Director Nomination Policy to consider recommendations for candidates to our Board of Directors from stockholders. The Corporate Governance and Nominating Committee will consider persons recommended by our stockholders in the same manner as nominees recommended by our Board of Directors, individual board members or management. There are no specific minimum qualifications that a director must possess to be nominated. However, the Corporate Governance and Nominating Committee assesses the appropriate skills and characteristics of a nominee based on the composition of the board as a whole and based on the nominee's qualification as independence, diversity, skills, age and experience in such areas as operations, finance, marketing and sales.

Any stockholder holding shares of our common stock continuously for at least 12 months prior to the date of the submission of the recommendation may recommend a candidate for election to the Board of Directors by directing the recommendation in writing by letter to Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618, Attention: Corporate Secretary. The recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and Lantronix and evidence of the recommending stockholder's ownership of our common stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and personal references.

In addition, a stockholder may nominate a person directly for election to our Board of Directors at an annual meeting of our stockholders, provided the person meets the requirements set forth in our bylaws and the rules and regulations of the SEC related to stockholder proposals. The process for properly submitting a stockholder proposal, including a proposal to nominate a person for election to our Board of Directors at an annual meeting, is described below in the section entitled "Other Matters - Stockholder Proposals."

Stockholder Communications with Our Board of Directors

The Board of Directors has adopted a Stockholder Communication Policy, by which you may communicate with any director, the entire Board of Directors, or any committee of the Board by sending a letter to the director, the Board or the committee, addressed to our Corporate Secretary at Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618. Unless the letter is marked "confidential," our Secretary will review the letter, categorize it, and forward it to the appropriate person. Any stockholder communication marked "confidential" will be logged as "received" and forwarded to the appropriate person without review.

Where You Can Find More Information

We have from time-to-time received calls from stockholders inquiring about the available means of communication with us. We thought that it would be helpful to describe the arrangements that are available for your use.

If you would like to receive information about us, you may use one of these convenient methods:

1. For information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q, please call our Investor Relations Department at (949) 453-3990.

2. Our main Internet address is www.lantronix.com. There you will find product, marketing and financial data, and an on-line version of this Proxy Statement, our Annual Report on Form 10-K, and other filings with the SEC.

If you would like to write to us, please send your correspondence to the following address:

Lantronix, Inc.
Attention: Investor Relations
15353 Barranca Parkway
Irvine, CA 92618

If you would like to inquire about stock transfer requirements, lost certificates and change of stockholder address, please call our transfer agent, Mellon Investor Services LLC at (800) 522-6645. You may also visit their web site at www.melloninvestor.com for step-by-step transfer instructions.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Our Board of Directors currently consists of seven members. The terms of all seven directors will expire at the 2007 Annual Meeting of Stockholders. Effective as of the Annual Meeting, the Board of Directors has reduced the number of authorized directors to five. Five incumbent directors, Howard T. Slayen, Thomas W. Burton, Curt Brown, Bernhard Bruscha and Thomas Wittenschlaeger, are nominated for re-election. There are no family relationships among any directors or executive officers, including the nominees. Directors H.K. Desai and Kathryn Braun Lewis are not standing for re-election. We are currently in the process of searching for another independent member to be appointed to the Board of Directors. At the time we appoint another independent director, Mr. Burton has indicated to the Board of Directors and management that he will resign from the Board of Directors.

If elected at the Annual Meeting, each nominee will serve until the 2008 Annual Meeting of Stockholders and until his or her successor is elected and has qualified, or until his or her earlier death, resignation or removal. A director elected to fill a vacancy (including a vacancy created by an increase in the size of the Board of Directors) will serve until the next annual meeting of stockholders and until his or her successor is elected and qualified.

Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for our five nominees. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by signed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the Proxy holders will vote for a nominee designated by the present Board of Directors to fill the vacancy. We are not aware of any reason that the nominees will be unable or will decline to serve as directors. The Board of Directors recommends a vote "FOR" the election of the nominees.

The names of the members of our Board of Directors, their ages as of September 28, 2007, and certain other information about them are set forth below.

Name	Age	Position
H. K. Desai	61	Chairman of the Board of Directors
Curt Brown (1)	60	Director
Bernhard Bruscha (1)	54	Director
Thomas W. Burton (1)	61	Director
Kathryn Braun Lewis	56	Director
Howard T. Slayen (1)	60	Director
Thomas Wittenschlaeger (1)	50	Director

(1) Nominees for reelection.

H. K. Desai was elected Chairman of our Board of Directors on May 29, 2002. He has served as a member of our Board of Directors since October 2000. Since, Mr. Desai has served as the Chief Executive Officer of QLogic Corporation, a company that provides end-to-end connectivity for storage area networks. From 1995 to 1996, Mr. Desai was the President and Chief Technical Officer of QLogic.

Curt Brown has been a member of our Board of Directors since August 2007. Since February 2005, Mr. Brown has served as Chief Technical Officer for Intelio Technologies, Inc., a networked remote management systems company. From June 2001 to August 2004, Mr. Brown was Executive Vice President of Research and

Development at Lantronix. Mr. Brown is the inventor on a number of patents, including two of our patents pertaining to XPort® embedded device servers. Mr. Brown has had a distinguished 30-year career of increasing responsibility in the electronics industry, working for such companies as Iomega Corporation, Hewlett-Packard Company, Connor Peripherals, Inc., Seagate Technology and Quantum Corporation.

Bernard Bruscha has been a member of our Board of Directors since August 2007. Mr. Bruscha served as Chairman of our Board of Directors from June 1989 to May 2002 and has been our single largest stockholder, currently with ownership of over approximately 30% of our outstanding common stock. A serial entrepreneur for over 20 years, Mr. Bruscha founded several technology distribution and hardware companies. Since May 2002 Mr. Bruscha has served as Chairman of the Supervisory Board of transtec AG, a computer systems manufacturer and direct computer reseller. Mr. Bruscha is also managing director TL Investment Gmbh and Managing Director of technovest alpha Gmbh located in Tübingen, Germany. A customer of Lantronix, transtec AG has accounted for less than 4% of Lantronix's revenues in each quarter of 2006 fiscal year and 2007 fiscal year.

Thomas W. Burton has been a member of our Board of Directors since our inception in 1989. Mr. Burton is an attorney and has operated his own law office, Thomas W. Burton, PLC since June 1999. From January 1994 to June 1999, Mr. Burton served with the law firm of Cummins & White, LLP.

Kathryn Braun Lewis was elected to our Board of Directors in October 2002. She currently serves on the Board of Directors of Share Our Selves and THINK Together, both Orange County charities. Ms. Lewis retired from Western Digital Corporation, a computer storage devices company, in 1998. During her 18 year tenure at Western Digital, she was promoted from various management and executive positions to President and Chief Operating Officer of the Personal Storage Division (PSD) and was responsible for the worldwide operations including research and development, manufacturing, and marketing.

Howard T. Slayen was elected to our Board of Directors in August 2000. From June 2001 to the present, Mr. Slayen has been providing independent financial consulting services to various organizations and clients. From September 1999 to May 2001, Mr. Slayen was Executive Vice President and Chief Financial Officer of Quaartz Inc., a web-hosted communications business. From 1971 to September 1999, Mr. Slayen held various positions with PricewaterhouseCoopers/Coopers & Lybrand, including his last position as a Corporate Finance Partner. Mr. Slayen currently serves on the boards of directors of Quark Pharmaceuticals and Zircon Corporation; and Child Advocates of Silicon Valley, and Jewish Family and Children Services of San Francisco, not-for-profit organizations.

Thomas Wittenschlaeger was elected to the Board of Directors in September 2007. Since March 2004, Mr. Wittenschlaeger has served as Chairman and CEO of Raptor Networks Technology, Inc. Raptor Networks engages in the design, production and sale of standards-based, proprietary high-speed network (LAN) switching technologies. From April 2001 to September 2003, Mr. Wittenschlaeger was Senior Vice President, Corporate Development and Chief Technology Officer of Personnel Group of America, Inc., later renamed Venturi Partners, Inc., a provider of information technology and professional staffing services nationwide. Prior to joining Personnel Group of America, Mr. Wittenschlaeger spent 16 years at General Motors Hughes Electronics in a variety of positions. He is a graduate of the United States Naval Academy and served on nuclear attack submarines in the Pacific theatre.

Board Meetings and Committees

Our Board of Directors currently consists of seven directors, the majority of whom the Board has determined are independent under the requirements of The NASDAQ Stock Market listing standards. Mr. H.K. Desai, Ms. Kathryn Braun Lewis, Mr. Howard Slayen, Mr. Thomas Burton, Mr. Curt Brown and Mr. Thomas Wittenschlaeger were all deemed independent under the requirements of the NASDAQ Stock Market. The Board of Directors held a total of six meetings during the 2007 fiscal year, and it met without the presence of management for a portion of each meeting. During the year certain matters were approved by the Board of Directors, or a Committee of the Board of Directors, by unanimous written consent. The Board of Directors has three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each Committee has a written charter approved by the Board of Directors, copies of which are available on our website at www.lantronix.com.

Name of Committee and Members in the Fiscal Year Ending June 30, 2007	Functions of the Committee	Number of Meetings in the Fiscal Year Ending June 30, 2007
AUDIT COMMITTEE Howard Slayen, Chairperson Thomas Burton Kathryn Braun Lewis	• selects independent registered public accountants and approves their compensation • reviews scope and results of year-end audit and quarterly reviews with management and independent registered public accountants • reviews our accounting principles and system of internal accounting controls • determines investment policy and oversees its implementation	7
COMPENSATION COMMITTEE Thomas Burton, Chairperson H.K. Desai Kathryn Braun Lewis Howard Slayen	• reviews and approves salaries, bonuses, and other benefits payable to our executive officers • oversees our equity incentive plans • reviews and recommends general policies relating to compensation and benefits	4
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE Kathryn Braun Lewis, Chairperson Thomas Burton H.K. Desai Howard Slayen	• oversees Chief Executive Officer and senior management • ensures directors take a proactive, focused approach to their positions • sets the highest standards of responsibility and ethics • recommends nomination of board members • assists with succession planning for executive management positions • oversees and evaluates board evaluation process • evaluates composition, organization and governance of board and its committees	4

Each director attended 75% or more of the total number of meetings of our Board of Directors and the meetings of the committees of the Board on which he or she served during the 2007 fiscal year.

Primary Functions of the Board of Directors

Our Board of Directors oversees the conduct of our business by management and reviews our financial objectives, major corporate plans, strategies, actions and major capital expenditures. Our directors are expected to promote the best interests of our stockholders in terms of corporate governance, fiduciary responsibilities, compliance with laws and regulations, and maintenance of accounting and financial controls. Our directors participate in the selection, evaluation and, where appropriate, replacement of our chief executive officer. Directors also provide input to our chief executive officer for the evaluation and recruitment of our principal senior executives. We strongly encourage all of our directors to attend each annual meeting of stockholders. All of our directors serving during fiscal 2007 attended the 2006 Annual Meeting of Stockholders.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the independent registered public accounting firm, risk assessment and risk management, and finance and investment functions. Among other things, the Audit Committee prepares the Audit Committee Report for inclusion in the annual proxy statement; annually reviews its charter and performance; appoints, evaluates and determines the compensation of the independent registered public accounting firm; reviews and approves the audit fees and the financial statements; reviews our disclosure controls and procedures, internal controls, information security policies and corporate policies with respect to financial information and earnings guidance; oversees investigations into complaints concerning financial matters; and reviews other risks that may have a significant impact on our financial statements. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. Each member of the Audit Committee during 2007 fiscal year meets the NASDAQ and SEC requirements as to independence and financial knowledge. The Board has determined that Mr. Howard Slayen, Chairman of the Audit Committee, is an "audit committee financial expert" as defined by rules of the SEC. After the Annual Meeting, the Audit Committee will be comprised of Mr. Howard Slayen, Mr. Thomas Burton and Mr. Thomas Wittenschlaeger. Each of the foregoing members of the Audit Committee meets the NASDAQ and SEC requirements as to independence and financial knowledge. The report of the Audit Committee is included herein on page 14.

Compensation Committee

The Compensation Committee reviews and determines salaries, performance-based incentives and other matters relating to executive compensation and administers our stock option plans, including reviewing and granting stock options to our executive officers. The Compensation Committee also reviews and determines various other compensation policies and matters. After the Annual Meeting, the Compensation Committee will be comprised of Mr. Howard Slayen, Mr. Thomas Burton and Mr. Thomas Wittenschlaeger. Each of the foregoing members of the Compensation Committee meets the NASDAQ and SEC requirements as to independence The report of the Compensation Committee is included herein on page 20.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee identifies individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently; administers the Board's self-evaluation and identifies best practices and recommends corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance. The Chair of the Corporate Governance and Nominating Committee also receives communications directed to non-management directors. After the Annual Meeting, the Corporate Governance and Nominating Committee will be comprised of Mr. Howard Slayen, Mr. Thomas Burton and Mr. Thomas Wittenschlaeger. Each of the foregoing members of the Corporate Governance and Nominating Committee meets the NASDAQ requirements as to independence

Code of Ethics and Complaint Procedures

We have adopted a Code of Conduct and Business Ethics Policy (the "Code of Ethics") that applies to all of our directors, officers, and employees. The Code of Ethics operates as a tool to help our directors, officers, and employees understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at www.lantronix.com. Stockholders may also obtain copies at no cost by writing to our Secretary at our Corporate Headquarters.

Concerns relating to accounting, internal controls or auditing matters should be brought to the attention of a member of our senior management or the Audit Committee, as appropriate, and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Director Compensation

Cash Compensation. Each director receives $24,000 cash compensation annually for his or her services as a director. The Chairman of the Board receives an additional $11,000. The Chairman of the Compensation Committee and Chairman of the Corporate Governance and Nominating Committee each receive an additional $2,000. The Chairman of the Audit Committee receives an additional $9,000. The annual retainers are based on four in-person meetings per year, one per quarter. Directors also receive $1,000 for each additional full-day in-person meeting in excess of one meeting per quarter or $500 for a meeting that lasts less than four hours.

Stock Option Program. Members of our Board of Directors who are not employees of ours, or any parent or subsidiary of ours ("Non-Employee Directors"), are eligible to participate in our 2000 Stock Plan. Under the 2000 Stock Plan, Non-Employee Directors receive annual, automatic, non-discretionary grants of nonstatutory stock options. Each Non-Employee Director automatically receives an option to purchase 25,000 shares of our common stock on the date he or she first becomes a Non-Employee Director. Thereafter, each Non-Employee Director automatically receives an option to purchase 25,000 shares of our common stock following each annual meeting of our stockholders if, immediately after such meeting, he or she will continue to serve on the Board and has served on the Board for at least the preceding 6 months. The exercise price for these options is 100% of the fair market value of the shares on the date of grant. These options have a term of ten years; provided, however, that they will terminate earlier depending on different circumstances. Twelve months after the date of grant, 50% of these options vest. The balance of 50% vests 1/24 per month each month thereafter, until vested in full; provided, however, the optionee continues to serve on the Board on such dates. In addition, all directors are eligible to receive additional discretionary grants of nonstatutory stock options under the 2000 Stock Plan.

Except as described above, directors do not receive any other compensation for their services as our directors or as members of committees of the Board of Directors.

Director Compensation

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended June 30, 2007.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
H. K. Desai	37,000	27,003	64,003
Thomas W. Burton	29,500	27,003	56,503
Kathryn Braun Lewis	30,500	27,003	57,503
Howard T. Slayen	37,500	27,003	64,503
Bernhard Bruscha (3)	-	-	-
Curt Brown (3)	-	-	-
Thomas Wittenschlaeger (3)	-	-	-

(1) For a description of annual non-employee director retainer fees and retainer fees for chair positions, see the disclosure above under "Director Compensation."

(2) The amounts shown are the compensation costs (disregarding an estimate for forfeitures) recognized in our financial statements for 2007 fiscal year related to grants of stock options to each non-employee director in 2007 and prior years, to the extent we recognized compensation cost in 2007 fiscal year for such awards in accordance with the provisions of SFAS 123R. For a discussion of the valuation assumptions used in the SFAS 123R calculations, see Note 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, referred to in this proxy statement as our fiscal 2007 Form 10-K.

(3) These individuals were not directors during 2007 fiscal year.

The full FAS 123(R) grant date value (without regard to vesting provisions) of options granted to each director during the fiscal year ended June 30, 2007 were as follows:

Director	Grant Date	Grant Date Fair Value ($)
H. K. Desai (1)	11/28/2006	29,048
Thomas W. Burton (1)	11/28/2006	29,048
Kathryn Braun Lewis (1)	11/28/2006	29,048
Howard T. Slayen (1)	11/28/2006	29,048
Bernhard Bruscha (2)	-	-
Curt Brown (2)	-	-
Thomas Wittenschlaeger (3)	-	-

(1) As of June 30, 2007, each director has the following number of options outstanding: H.K. Desai: 175,000; Thomas W. Burton: 150,000; Kathryn Braun Lewis: 150,000; and Howard T. Slayen: 175,000.

(2) Bernard Bruscha and Curt Brown were elected to our Board of Directors in August 2007.

(3) Thomas Wittenschlaeger was elected to our Board of Directors in September 2007.

Vote Required

Directors shall be elected by a plurality vote. The five nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes against, abstentions and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES SET FORTH ABOVE

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We are asking our stockholders to ratify the Audit Committee's selection of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2008.

McGladrey & Pullen, LLP was engaged in January 2005 and has served as our independent registered public accountants for since then. A representative of McGladrey & Pullen, LLP will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and be available to answer any appropriate questions.

Audit and Related Fees

The following table is a summary of the fees billed for professional services performed by McGladrey & Pullen, LLP, our independent registered public accountants for the fiscal years ended June 30, 2007 and 2006:

	Years Ended June 30,	
Fee Category	**2007**	**2006**
Audit fees	$ 470,910	$ 464,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$ 470,910	$ 464,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of our quarterly interim consolidated financial statements, as well as services that are normally provided by our independent registered public accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Normally consists of fees billed for audits required by statute in certain locations outside the U.S. where we have operations and accounting consultations. There were no fees billed for this category during the fiscal years ended June 30, 2007 and 2006.

Tax Fees. Consists of fees billed for professional services, including tax advice and tax planning and assistance regarding federal, state and international tax compliance and related services.

All Other Fees. There were no fees for this category during the fiscal year ended June 30, 2007 and 2006.

Before selecting McGladrey & Pullen, LLP, the Audit Committee carefully considered the firm's qualifications as independent registered public accountants. This included a review of the qualifications of the engagement team, the quality control procedures the firm has established, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review included inquiry concerning any litigation involving McGladrey & Pullen, LLP and any proceeding by the SEC against the firm. In this respect, the Audit Committee concluded that the ability of McGladrey & Pullen, LLP to perform services for Lantronix is in no way adversely affected by such litigation or investigation. The Audit Committee's review also included matters required to be considered under the SEC's rules on auditor independence, including the nature and extent of non-audit services, to ensure that the auditors' independence will not be impaired. The Audit Committee pre-approves all audit and non-audit services provided by McGladrey & Pullen, LLP, or subsequently approves non-audit services in those circumstances where a subsequent approval is necessary and permissible. All of the services, if any, provided by McGladrey & Pullen, LLP described under "Audit-Related Fees," "Tax Fees" and "All Other Fees" were pre-approved by the Audit Committee. The Audit Committee of our Board of Directors has determined that the provision of services by McGladrey & Pullen, LLP other than for audit related services is compatible with maintaining the independence of McGladrey & Pullen, LLP as our independent registered public accountants.

Required Vote; Recommendation of the Board of Directors

The affirmative vote of a majority of the Votes Cast is necessary to approve this proposal. Assuming a quorum is present, abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF MCGLADREY & PULLEN, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2008

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Audit Committee of our Board of Directors performs general oversight of our financial accounting and reporting process, systems of internal control, audit process and the process for monitoring compliance with laws and regulations and our Code of Business Conduct and Ethics. The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accountants. The Audit Committee oversees the Lantronix financial reporting process on behalf of the Board of Directors. Our management has primary responsibility for preparing our financial statements and our financial reporting process, including the Lantronix system of internal controls. Our independent registered public accountants, McGladrey & Pullen, LLP, are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. The Audit Committee meets periodically with the independent registered public accountants, with and without management present, to discuss the results of the independent registered public accountants' examinations and evaluations of Lantronix internal controls and the overall quality of Lantronix financial reporting.

For the fiscal year ended June 30, 2007, the Audit Committee met in person five times and met via a telephone conference call two times. The members of the Audit Committee took the following actions in fulfilling its oversight responsibilities:

(i) reviewed and discussed the annual audited financial statements and the quarterly results of operation with management, including a discussion of the quality and the acceptability of Lantronix financial reporting and controls as well as the clarity of disclosures in the financial statements;

(ii) discussed with the independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standard, AU §380);

(iii) received from the independent registered public accountants written disclosures and the letter from the independent registered public accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and discussed with the independent registered public accountants their independence; and

(iv) based on the review and discussion referred to above, recommended to the Board of Directors that the audited financial statements be included in the Lantronix Annual Report on Form 10-K for the fiscal year ended June 30, 2007, for filing with the SEC.

Following the termination of our Chief Financial Officer on May 3, 2002, the Audit Committee engaged counsel and independent accountants to conduct a special investigation of certain matters. During the year ended June 30, 2007, one or more members of the Audit Committee continued to be engaged in supervision of and discussions with outside legal counsel regarding the SEC investigation related to the Lantronix restatement of prior earnings. That investigation resulted in a settlement with the SEC, which was formally approved in September 2006.

As part of the search conducted to identify and hire a new CFO, a representative of the Audit Committee interviewed those candidates identified by management as potential hires for the position. The audit committee representative was consulted by management as part of the process of extending any offers to candidates for the position.

The Audit Committee
Howard T. Slayen, Chair
Thomas W. Burton
Kathryn Braun Lewis

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our common stock as of September 28, 2007, by: (i) each person known by us to be the beneficial owner of more than 5% of our common stock based on filings pursuant to Sections 13(d) or (g) of the Exchange Act; (ii) each of our current directors and nominees for director; (iii) each of our executive officers set forth in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Except as otherwise indicated, the address for each person is 15353 Barranca Parkway, Irvine, California 92618. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated in the footnotes to the table, and subject to community property laws, where applicable, the persons and entities identified in the table below have sole voting and investment power with respect to all shares beneficially owned. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options or warrants held by such person that are exercisable within 60 calendar days of September 28, 2007, but excludes shares of common stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 60,046,161 shares of common stock outstanding as of September 28, 2007.

	Beneficial Ownership	
Beneficial Owner Name	Number of Shares	Percentage Ownership
Bernhard Bruscha, Director (1)	20,303,220	33.8%
Empire Capital Management, LLC, 1 Gorham Island, Westport, CT 06880 (2)	6,363,200	10.6%
Heartland Advisors, Inc./William J. Nasgovitz, 789 North Water St. Milwaukee, WI 53202 (3)	5,700,000	9.5%
Thomas W. Burton, Director (4)	218,750	*
Howard T. Slayen, Director (5)	218,750	*
H.K. Desai, Director (6)	143,750	*
Kathryn Braun Lewis, Director (7)	120,750	*
Thomas M. Wittenschlaeger, Director	-	*
Curt Brown, Director	-	*
Marc H. Nussbaum, Former Chief Executive Officer and President (8)	1,088,014	1.8%
Reagan Y. Sakai, Interim Chief Executive Officer and Chief Financial Officer and Secretary	4,389	*
James W. Kerrigan, Retired Chief Financial Officer and Secretary (9)	616,414	1.0%
All current executive officers and directors as a group (8 persons) (10)	22,714,037	37.8%

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Mr. Bruscha was appointed to our Board of Directors in August 2007.

(2) Based upon information contained in a report in a Schedule 13G/A filed with the SEC on February 14, 2006. The shares of common stock are held directly by Empire Capital Partners, L.P. ("Empire Capital"), with respect to 3,073,426 shares, Empire Capital Partners, Ltd., a Cayman Islands exempted company ("Offshore"), as to 2,405,289 shares, Charter Oak Partners, LP, a Delaware Limited Partnership ("Charter Oak"), as to 698,446 shares, and Charter Oak Partners II ("Charter Oak II") and collectively with Empire Capital, Offshore and Charter Oak, "the Empire Funds") as to 111,624 shares of Common Stock directly owned by it. Empire Capital Management L.L.C. (the "Investment Manager") serves as the Investment Manager and has investment discretion over the securities held by Offshore, Charter Oak and Charter Oak II. Empire Capital GP, L.L.C. ("Empire GP"), serves as general partner of Empire Capital. Mr. Scott Fine and Mr. Peter Richards are managing members of the Investment Manager and Empire GP. The Investment Manager, Empire GP and the Empire Funds, disclaim beneficial ownership of any of the our securities, except as to such securities in which each such person may be deemed to have a pecuniary interest pursuant to the Act.

(3) Based upon information contained in a Schedule 13G/A filed jointly by Heartland Advisors, Inc. and William J. Nasgovitz with the Securities Exchange Commission on February 12, 2007. 5,700,000 shares may be deemed beneficially owned by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial

ownership of any of our securities. The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, owns 5,000,000 shares. The remaining shares are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis.

(4) Includes 118,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007.

(5) Includes 143,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007.

(6) Includes 143,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007.

(7) Includes 118,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007.

(8) Includes 613,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007. Mr. Nussbaum resigned as Chief Executive Officer on September 24, 2007.

(9) Includes 290,834 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 28, 2007. Mr. Kerrigan resigned as Chief Financial Officer on November 15, 2006 but will remain in a consulting position until January 2008.

(10) Includes an aggregate of 1,429,584 shares issuable upon exercise of stock options within 60 calendar days of September 28, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Philosophy of the Compensation Program

Our philosophy is to provide compensation to our executive officers in such a manner as to attract and retain the best available personnel for positions of substantial responsibility. We are engaged in a very competitive industry, and our success depends upon our ability to attract and retain qualified executives through competitive compensation arrangements. We believe that the compensation paid to our executive officers should also be substantially dependent upon our financial performance and the value that we create for our stockholders. For this reason, the Compensation Committee structures our compensation programs to provide meaningful incentives for the attainment of our short-term and long-term strategic objectives and, accordingly, rewards those executive officers who make substantial contributions to the attainment of those objectives.

The objectives of our compensation program are as follows:

- Attract and retain highly talented and productive executives;
- Align compensation with business objectives and performance and provide incentives for superior performance; and
- Align the interests of our executive officers with those of our stockholders in maximizing stockholder value.

For 2007 fiscal year, each executive officer's compensation generally consisted of three primary elements: (i) a base salary, (ii) a cash bonus based upon participation in a bonus pool tied to our attainment of pre-established objectives and the executive officer's individual performance, and (iii) long-term stock-based incentive awards, in the form of stock options designed to align and strengthen the mutuality of interests between our executive officers and our stockholders.

Compensation Committee

The Compensation Committee administers our executive compensation program. The Compensation Committee, which consists of independent directors under the requirements set forth in The NASDAQ Stock Market listing standards, is responsible for approving and reporting to the Board of Directors on all elements of compensation for our executive officers. The Compensation Committee has the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in the performance of its functions.

As part of its duties, the Compensation Committee reviews compensation levels of the executive officers to confirm that compensation is in line with performance and industry practices. The goal of the Compensation Committee is to ensure our compensation practices are designed to fulfill the objectives of the compensation program. We emphasize performance-based compensation that is competitive with the marketplace, and the importance of clearly communicating performance objectives. We review our compensation practices, as needed, by comparing them to surveys of relevant competitors and set objective compensation parameters based on this review. Compensation policies also reflect the competition for executive talent and the unique challenges and opportunities facing us in the networking device markets.

Our compensation program for all employees includes both cash and equity-based elements. Because it is directly linked to the interest of stockholders, equity-based compensation is emphasized in the design of our compensation programs. Consistent with competitive practices, we also utilize a cash bonus plan based on achievement of financial performance objectives such as profitability and revenue growth.

In making executive officer compensation decisions for the 2007 fiscal year, the Compensation Committee compared each element of total compensation against statistics for a peer group of publicly-traded and privately-held companies. The Compensation Committee relied primarily on the 2006 Radford survey of executive officer compensation levels at companies with less than $200 million in net revenues. For supplemental market data regarding cash compensation, the compensation committee reviewed the 2006 AEA and ERI compensation surveys. All of the surveys were compiled by the Compensation Committee's independent compensation consultant and reported in September 2006.

Executive Compensation Components

Each of the three major elements that comprise total compensation for executive officers (salary, bonus and equity) is designed to achieve one or more of our overall objectives to create a competitive level of total compensation. The manner in which the committee has structured each element of compensation is described below.

Salary. We set a base salary range for each executive officer, including the Chief Executive Officer, by reviewing the base salary for comparable positions of a broad peer group, including companies similar in size and businesses that compete with us in the recruitment and retention of senior personnel. Individual salaries for each executive officer are set based on his or her experience, individual performance and contribution to our results, as well as our financial performance. We did not change the salary of our Chief Executive Officer for the 2007 fiscal year from the prior year because we believed it to be appropriate and competitive.

Cash Bonuses. Selected employees and executive officers are eligible to participate in the our cash bonus plan, with executive bonuses determined by the Compensation Committee. This plan provides cash awards for meeting certain performance goals, based on a matrix in which 100% or more of target may be achieved only if our results meet certain specified targets. Individual bonus amounts are determined by our performance and the employee's direct responsibilities and their impact on our results. The corporate financial goals are based on the approved operating plan and any periodic updates thereto. No cash bonuses were paid under this plan during 2007 fiscal year.

Team Incentive Plan. The Board of Directors approved a bonus plan for our employees captioned the Team Incentive Plan ("TIP"). Under the terms of the TIP, the Board of Directors may approve the accrual of funds to a bonus pool from profits and cash flow, subject to our meeting certain financial performance criteria such as operating profitability and revenue growth. Upon approval of the bonus pool, the employees, including the Named Executive Officers may be granted bonuses in amounts based on their individual compensation and individual performance. To date, we have not met our financial performance criteria, and no bonuses have been accrued or paid under the TIP.

Equity-Based Incentives. Initial or "new-hire" options are granted to executive officers when they first join us. Thereafter, options may be granted to each executive officer annually and from time to time based on performance. To enhance retention, options granted and restricted stock sold to executive officers are subject to vesting restrictions that generally lapse over four years. The amount of actual options granted depends on the individual's level of responsibility and a review of stock option grants of positions based upon a compensation survey that was compiled by the Compensation Committee's independent compensation consultant during 2006 fiscal year. Each grant is designed to align the interests of the executive officer with those of the stockholders and to provide each individual with a significant incentive to manage the company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of our common stock at a fixed price per share (the closing selling price on the grant date) over a specified period, usually ten years. Each option granted to a continuing executive officer generally vests and becomes exercisable in a series of monthly installments, over a four-year service period, contingent upon the officer's continued employment. Accordingly, each option will provide a return to the executive officer only to the extent he remains employed with us during the vesting period, and then only if the fair market value of the underlying shares appreciates over the period between grant and exercise of the option.

Market Timing of Equity Awards. The Compensation Committee does not engage in any "market timing" of equity awards made to the executive officers or other award recipients. There is no established practice of timing our awards in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. Equity awards for newly-hired employees, including newly-hired executive officers, are normally made on the first business day of the month after the employee's actual commencement of employment. It is our intent that all stock option grants have an exercise price per share equal to the closing selling price per share on the grant date as reported on the NASDAQ Stock Market.

Change In Control and Severance Agreements. We provide certain payments and benefits should the executive officer's employment terminate under certain circumstances in connection with a change in control of our company, termination without cause or resignation for good reason. The agreements do not provide any tax gross-up payments. The benefits consist primarily of salary continuation, a prorated bonus payment, accelerated vesting of the affected officer's outstanding equity awards and the extension of the exercise period for outstanding option grants. All of our change in control and termination of employment severance agreements are described in detail in the post-employment/change in control portion of this proxy. See "Post-Employment/Change in Control Payments."

Other Benefits/Perquisites. Our executive officers are provided with a car allowance.

Other Programs. Our executive officers are eligible to participate in the Employee Stock Purchase Plan on the same basis as all other regular U.S. employees. Our executive officers are also eligible to participate in our 401(k) employee savings plan on the same basis as all other regular U.S. employees.

Deferred Compensation Programs. We do not maintain any non-qualified deferred compensation programs for our executive officers or any supplemental executive retirement plans.

Compensation of the Chief Executive Officer

In May 2002, we hired Marc Nussbaum to serve as Interim Chief Executive Officer. In February 2003, we eliminated the interim designation, and until September 2007 Mr. Nussbaum has served as our Chief Executive Officer. When setting Mr. Nussbaum's compensation, the Compensation Committee did so without his attendance. His salary, bonus and equity grants followed the policies set forth above. In determining Mr. Nussbaum's compensation package, the Compensation Committee considered compensation practices at other high technology companies with which we compete for talent. The Compensation Committee uses other industries for comparable measures, which have some of the same marketing, sales, research and development and operations challenges.

The annual base salary for Mr. Nussbaum for the 2007 fiscal year was $290,000, with a monthly automobile allowance of $750. We did not change the salary of our Chief Executive Officer for fiscal year 2007 from the prior year because we believed it to be appropriate and competitive. For the 2007 fiscal year, Mr. Nussbaum did not receive any bonus because Lantronix did not meet its corporate financial goals based on the approved operating plan for the fiscal year.

In February 2007, the Compensation Committee awarded Mr. Nussbaum stock options to purchase 102,000 shares of our common stock at an exercise price of $1.69, which was the fair market value on the date of grant. Information regarding the vesting schedules of such awards is included in this proxy statement under the heading "Executive Compensation — Grants of Plan-Based Awards."

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended, establishes a limit of $1 million on the deductibility of compensation payable in any tax year to each of the Chief Executive Officer and the four most highly compensated other executive officers, unless such compensation is performance-based within the meaning of Section 162(m) and the regulations thereunder. To date, we have not paid any compensation that would be non-deductible under Section 162(m), because our option grants qualify as performance-based compensation and the cash paid to executives is substantially below $1 million. However, the Committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary to Lantronix success. Consequently, the Committee recognizes that the loss of a tax deduction may be necessary in some circumstances. Furthermore, in light of our federal net operating loss carryforwards ($75.2 million as of June 30, 2007), we do not believe that the amount of any tax deductions lost as a result of the application of Section 162(m) would have a meaningful impact upon our annual financial results.

Accounting considerations also play an important role in the design of our executive compensation program. Accounting rules such as FAS 123R require us to expense the cost of our stock option grants, which reduces the amount of our reported profits. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to the number and value of the shares underlying stock options we grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

No member of the Compensation Committee was an officer or employee of ours at any time during the 2007 fiscal year or at any other time. During the 2007 fiscal year, no current executive officer of ours served as a member of the board of directors or compensation committee of any other entity whose executive officer(s) served on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Form 10-K for the fiscal year ended June 30, 2007.

The Compensation Committee

Thomas Burton, Chairperson
H.K. Desai
Kathryn Braun Lewis
Howard Slayen

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth summary information concerning compensation earned during the 2007 fiscal year by all persons who served as an executive officer at any time (the "Named Executive Officers").

Summary Compensation Table for 2007 Fiscal Year

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Former CEO, Marc H. Nussbaum (2)	2007	290,000	-	127,377	12,894	430,271
Interim CEO & CFO, Reagan Y. Sakai (3)	2007	151,923	20,000	25,687	5,135	202,745
Former CFO, James W. Kerrigan (4)	2007	161,876	-	109,348	8,353	279,577

(1) The amounts shown are the compensation costs recognized (disregarding an estimate for forfeitures) in our financial statements for fiscal year 2007 related to grants of stock options to each non-employee director in 2007 and prior years, to the extent we recognized compensation cost in fiscal year 2007 for such awards in accordance with the provisions of SFAS 123R. For a discussion of the valuation assumptions used in the SFAS 123R calculations, see Note 8 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, referred to in this proxy statement as our fiscal 2007 Form 10-K. All option grants during the fiscal year were made under our 2000 Stock Plan.

(2) Mr. Nussbaum resigned as our Chief Executive Officer and President in September 2007. All Other Compensation amounts consisted of payment of Mr. Nussbaum's automobile allowance of $9,000 and 401(k) match of $3,894.

(3) Mr. Sakai's Bonus was a signing bonus pursuant to his employment offer letter with us. All Other Compensation amounts consisted of payment of Mr. Sakai's automobile allowance of $5,135.

(4) Mr. Kerrigan resigned as our Chief Financial Officer in November 2006 and remained an employee until January 2007 at which time he entered into an agreement to continue to provide consulting services until January 2008. Pursuant to his Consulting, Severance and Release Agreement with us, Mr. Kerrigan will receive a fee of $112,500 to be paid in 18 equal installments commencing August 1, 2007, provide 12 months of COBRA health-care continuation coverage and a pro-rated portion of any bonus he would have been entitled to under our TIP program for the fiscal year July 1, 2007. In addition, Mr. Kerrigan continued to vest in his outstanding stock options until July 22, 2007 and the period to exercise his vested stock options was extended until January 22, 2009. In connection with Mr. Kerrigan's stock option modification, we recorded a compensation charge of approximately $72,000, which is included in the table above. All Other Compensation amounts consisted of payment of Mr. Kerrigan's automobile allowance of $5,070 and 401(k) match of $3,283.

Grants of Plan Based Awards

The table below shows all plan-based awards granted to our Named Executive Officers during fiscal year ended June 30, 2007.

Grants of Plan-Based Awards Table for 2007 Fiscal Year

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (1)	Grat Date Fair Value of Stock and Option Awards ($) (2)
Marc H. Nussbaum (3)	2/22/2007	102,000	1.69	132,100
Reagan Y. Sakai	12/1/2006	150,000	1.52	175,305
James W. Kerrigan (3)	-	-	-	-

(1) The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. Regardless of the value placed on a stock option by FAS 123(R) on the grant date, the actual value of the option will depend on the market value of our common stock at the date in the future when the option is exercised.

(2) The value of a stock award or option award is based on the full fair value as of the grant date of such award determined pursuant to FAS 123(R) without regard to vesting and disregarding an estimate for forfeitures.

(3) Former executive officers.

Outstanding Equity Awards

The table below shows all outstanding equity awards held by our Named Executive Officers at the end of fiscal year ended June 30, 2007.

Outstanding Equity Awards at 2007 Fiscal Year End

	Option Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Grant Date	Option Exercise Price ($)	Option Expiration Date
Marc H. Nussbaum (1)	300,000	-	11/15/2002 (2)	0.50	12/2/2012
	157,500	22,500	12/16/2003 (3)	1.26	12/17/2013
	72,500	47,500	1/4/2005 (3)	1.14	1/5/2015
	40,000	80,000	2/14/2006 (3)	2.17	2/15/2016
	-	102,000	2/22/2007 (3)	1.69	2/23/2017
Reagan Y. Sakai	-	150,000	12/1/2006 (3)	1.52	12/2/2016
James W. Kerrigan (4)	16,667	-	11/15/2002 (5)	0.50	1/22/2009
	125,000	-	3/10/2003 (6)	0.70	1/22/2009
	80,625	-	12/16/2003 (3)	1.26	1/22/2009
	43,750	-	1/4/2005 (3)	1.14	1/22/2009
	24,792	-	2/14/2006 (6)	2.17	1/22/2009

(1) Mr. Nussbaum resigned as our Chief Executive Officer and President in September 2007. Mr. Nussbaum's options ceased vesting on the date of his resignation.

(2) 12.5% of the stock options vested on December 1, 2002, another 12.5% the stock options vested on June 1, 2003 and the remaining 75% vested monthly at 1/36 per month for the next 36 months.

(3) 25% of the stock options vest on the anniversary of the grant date and the remaining 75% vests monthly at 1/36 per month for the next 36 months.

(4) Mr. Kerrigan resigned as our Chief Financial Officer in November 2006 and remained an employee until January 2007 at which time he entered into an agreement to provide consulting services until January 2008.

(5) 50% of the stock options vested immediately and the remaining 50% vests monthly at 1/12 per month for the next 12 months.

(6) The stock options vest monthly at 1/48 per month for the next 48 months.

Option Exercises and Stock Vested

There were no options exercised or stock awards that vested in the 2007 fiscal year for our Named Executive Officers.

Pension Benefits & Nonqualified Deferred Compensation

Our Named Executive Officers received no benefits in 2007 fiscal year from us under defined pension or defined contribution plans other than the tax-qualified 401(k) Plan. They also did not participate in any non-qualified deferred compensation plans.

Post-Employment and Change-in-Control Payments

No Named Executive Officer has or had an employment agreement that provides for a specific term of employment. Accordingly, the employment of each executive officer may be terminated at any time at the discretion of the Board of Directors.

We have entered into agreements with several of our executive officers that provide certain benefits upon the termination of their employment under certain prescribed circumstances. Those agreements are summarized as follows:

Marc Nussbaum- Former Chief Executive Officer and President. In June 2007, we entered into a severance agreement with Mr. Nussbaum. Under the Agreement, if a change in control had occurred while he was still employed, and either (i) we terminated Mr. Nussbaum without cause or (ii) Mr. Nussbaum resigned with good reason, we would have continued to pay him his then current base salary in regular payroll installments and continue certain of his employee benefits for two years after his termination date. We would have also paid Mr. Nussbaum a cash bonus of the highest amount of bonus incentive cash compensation paid to Mr. Nussbaum for services in any past one-year period, if any, or 100% of Mr. Nussbaum's target bonus (if any) approved by the Board of Directors. In addition, upon such a termination event, Mr. Nussbaum's outstanding unvested stock options would have immediately vested and his options would have remained exercisable for 24 months from the date of termination (but not beyond the expiration of their respective maximum terms).

If we would have terminated Mr. Nussbaum without cause, the agreement provided that we would have continued to pay him his then current base salary in regular payroll installments and continue certain of his employee benefits for 18 months after his termination date. We would have paid Mr. Nussbaum a prorated cash bonus based on the percentage of the current bonus period during which Mr. Nussbaum was included in the bonus plan and the actual bonus pool amount for the position granted by the Board of Directors for the current bonus period. In addition, upon such a termination event, Mr. Nussbaum's vested options would have remained exercisable for 24 months from the date of termination (but not beyond the expiration of their respective maximum terms).

The following table presents the calculation of potential payments that would have been payable upon Mr. Nussbaum's termination or change in control:

	Estimated Value of Change in Control and Severance	
Compensation and Benefits	**NEO Termination for Good Reason or Without Cause Related to a Change of Control ($)**	**NEO Termination for Good Reason or Without Cause Unrelated to a Change of Control ($)**
Base Salary	580,000	435,000
Bonus (1)	290,000	290,000
Acceleration of Vesting and Extension of Exercise Term of Stock Options (2)	1,084,084	-
Extension of Exercise Term of Stock Options (3)	-	713,192
Benefits (4)	27,840	20,880

(1) Assumes a TIP bonus payout of 100% of base salary is earned and paid at 100% of target.

(2) The amount shown as the value of each option represents the fair value of that option estimated by using the Black-Scholes option pricing model, in accordance with the provisions of SFAS 123R, multiplied by the assumed number of option shares vesting on an accelerated basis on June 29, 2007 and taking into account the extended 24-month post-employment exercise period for each such option.

(3) The amount shown as the value of each option represents the fair value of that option estimated by using the Black-Scholes option pricing model, in accordance with the provisions of SFAS 123R, multiplied by the assumed number of vested options shares and taking into account the extended 24-month post-employment exercise period for each such option.

(4) Represents the aggregate value of the continuation of certain employee benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the executives will find other employment, or discount rates for determining present value.

Mr. Nussbaum resigned from his position as Chief Executive Officer and President in September 2007. As a result, no amounts were payable under his agreement. However, per the terms of our Separation Agreement and General Release of Claims with Mr. Nussbaum, we will pay him $448,500 over one-year in equal installments commencing September 2007, provide 18 months of COBRA health-care continuation coverage and a pro-rated portion of any bonus he would have been entitled to under our TIP program for the fiscal year July 1, 2007 through June 30, 2008. In addition, we extended the exercise period for Mr. Nussbaum's vested options by 24 months from his resignation date (but not beyond the expiration of their respective maximum terms).

Reagan Y. Sakai- Interim Chief Executive Officer, Chief Financial Officer and Secretary. In June 2007, we entered into a severance agreement with Mr. Sakai. If a change in control occurs, and either (i) we terminate Mr. Sakai without cause or (ii) Mr. Sakai resigns with good reason, we will continue to pay him his then current base salary in regular payroll installments and continue certain of his employee benefits for one year after his termination date. We will also pay Mr. Sakai a cash bonus equal to the highest amount of bonus incentive cash compensation paid to Mr. Sakai for services in any past one-year period (if any) or 100% of the Mr. Sakai's target bonus (if any) approved by the Board of Directors. In addition, upon such a termination event, Mr. Sakai's outstanding unvested stock options will immediately vest and his options will remain exercisable for 24 months from the date of termination (but not beyond the expiration of their respective maximum terms).

If we terminate Mr. Sakai without cause we will continue to pay him his then current base salary in regular payroll installments and continue certain of his employee benefits for nine months after his termination date. We will also pay Mr. Sakai a prorated cash bonus based on the percentage of the current bonus period during which Mr. Sakai was included in the bonus plan and the actual bonus pool amount for the position granted by the Company's Board of Directors for the current bonus period. In addition, upon such a termination event, Mr. Sakai's vested options will remain exercisable for 18 months from the date of termination (but not beyond the expiration of their respective maximum terms).

Under Mr. Sakai's agreement, "cause" is generally defined as (i) executive's commission of a felony or misdemeanor or his possession, use or sale of a controlled substance (other than the use or possession of legally prescribed medication used for their prescribed purpose); (ii) executive's significant neglect, or materially inadequate performance of, his duties as an employee of Lantronix; (iii) executive's breach of a fiduciary duty to us or our shareholders; (iv) executive's willful breach of duty in the course of his employment; (v) executive's material violation of our personnel or business policies; (vi) executive's willful misconduct; (vii) executive's death; or (viii) executive's disability. For purposes of the agreement, executive shall be considered disabled if executive has been physically or mentally unable to perform his essential job duties hereunder for (x) a continuous period of at least 120 days or (y) a total of 150 days during any 180 day period, and executive has not recovered and returned to the full time performance of his duties within 30 days after written notice is given to executive by us following such 120 day period or 180 day period, as the case may be.

Under Mr. Sakai's agreement, "good reason" is generally defined as (i) we substantially lessen executive's title; (ii) the Company substantially reduces executive's senior authority; (iii) we assign material duties to executive which are materially inconsistent with executive's then-current status; (iv) we reduce executive's base salary or benefits from that in effect at (A) the execution date if the executive resigns with good reason after we have entered into a definitive agreement for a change of control, or (B) the time of the consummation of the change of control if the executive resigns during the period beginning on the date of the consummation of a change of control, and ending on the two-year anniversary date of the consummation of such change of control, (unless, in either case, such reduction is in connection with a salary or benefit reduction program of general application at executive's level); (v) we require executive to be based more than 50 miles from his present office location, except for required travel consistent with executive's business travel obligations; or (vi) we fail to obtain the assumption of the agreement by any successor or assignee of Lantronix.

The following table presents the calculation of potential payments upon Mr. Sakai's termination or change in control assuming that such event had occurred on June 30, 2007:

	Estimated Value of Change in Control and Severance	
Compensation and Benefits	**NEO Termination for Good Reason or Without Cause Related to a Change of Control ($)**	**NEO Termination for Good Reason or Without Cause Unrelated to a Change of Control ($)**
Base Salary	250,000	187,500
Bonus (1)	100,000	100,000
Acceleration of Vesting and Extension of Exercise Term of Stock Options (2)	75,900	-
Extension of Exercise Term of Stock Options (3)	-	-
Benefits (4)	15,432	11,574

(1) Assumes a TIP bonus payout of 40% of base salary is earned and paid at 100% of target.

(2) The amount shown as the value of each option represents the fair value of that option estimated by using the Black-Scholes option pricing model, in accordance with the provisions of SFAS 123R, multiplied by the assumed number of option shares vesting on an accelerated basis on June 29, 2007 and taking into account the extended 24-month post-employment exercise period for each such option.

(3) The amount shown as the value of each option represents the fair value of that option estimated by using the Black-Scholes option pricing model, in accordance with the provisions of SFAS 123R, multiplied by the assumed number of vested options shares and taking into account the extended 18-month post-employment exercise period for each such option.

(4) Represents the aggregate value of the continuation of certain employee benefits after the date of termination. For the purposes of this calculation, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the executives will find other employment, or discount rates for determining present value.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our executive officers, directors and beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Copies of these filings must be furnished to us. Based solely on our review of these reports and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal year 2007, except that director Bernhard Bruscha failed to file one Form 4 reporting one sale of stock.

Policies and Procedures with Respect to Related Party Transactions

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest.

Our Audit Committee charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which we are a participant and in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee;
- any person who is known to be the beneficial owner of more than 5% of our common stock;

- any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Standards of Business Conduct. Under our Standards of Business Conduct, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

Related Party Transactions

One international customer, transtec AG, which is a related party due to common ownership by Bernhard Bruscha, our largest stockholder and former Chairman of our Board of Directors, accounted for approximately 2%, 3% and 2% of our net revenues for the 2007, 2006 and 2005 fiscal years, respectively.

Thomas W. Burton, a director on the Board of Directors and current Chair of the Compensation Committee, currently has an outstanding loan from us pursuant to a non-recourse promissory note, dated April 16, 2001, with a current aggregate principal amount owed to us of $94,000 and interest payable of $34,708 as of June 30, 2007. The note bears an interest rate of 5.19% per annum, compounded annually. Mr. Burton executed the note for a loan from us for Mr. Burton to pay income tax liabilities he incurred as a result of various exercises of stock options to purchase our common stock. No amounts were paid by Mr. Burton during 2007 fiscal year. No impairment has been recorded as it relates to the note receivable from Mr. Burton.

Indemnification and Insurance

Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against liabilities that may arise by virtue of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We are currently involved in litigation under which indemnification claims might be made.

Stockholder Proposals

Requirements for Stockholder Proposals to be Considered for Inclusion in our 2008 Proxy Materials. Stockholders may submit proposals appropriate for stockholder action at meetings of our stockholders in accordance with Rule 14a-8 under the Exchange Act. For such a proposal to be included in our proxy materials relating to the 2007 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by us no later than July 2, 2008, which is the one-year anniversary of 120 days prior to the mailing date of this year's proxy materials (expected to be October 30, 2007). Such proposals should be delivered to the attention of our Secretary at Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618, and we encourage you to send a copy via e-mail to CorporateSecretary@lantronix.com. The submission of a stockholder proposal does not guarantee that it will be included in our 2008 Proxy Statement.

Bylaw Requirements for Stockholder Proposals to be Brought Before the Annual Meeting. Our bylaws provide that, except in the case of proposals made in accordance with Rule 14a-8, for stockholder nominations to the Board of Directors or other proposals to be considered at an annual meeting, the stockholder must have given timely notice thereof in writing to the Secretary at our Corporate Headquarters not less than 60 nor more than 120 days prior to the date of the 2008 Annual Meeting. Note, however, that if we provide less than 70 days notice or prior public disclosure to stockholders of the date of the 2008 Annual Meeting, any stockholder proposal or nomination not submitted pursuant to Rule 14a-8 must be submitted to us not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. For example, if we provide public disclosure on September 18, 2008, of the date of our 2008 Annual Meeting on November 17, 2008, any such proposal or nomination will be considered untimely if submitted to us after September 28, 2008. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. We will not entertain any proposals or nominations at the annual meeting that do not meet these requirements. If a stockholder complies with the requirements of the notice provisions for stockholder nominations and or other proposals as set forth in the bylaws, we may not exercise our discretionary voting authority under proxies that we hold unless we conclude in our proxy statement a brief description of the matter and how we intend to exercise our discretion to vote on such matter. To make a submission or to request a copy of our Bylaws, stockholders should contact our Secretary via e-mail at CorporateSecretary@lantronix.com, or by mail to Attention: Corporate Secretary, Lantronix, Inc., 15353 Barranca Parkway, Irvine, CA 92618. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or nomination.

The Board of Directors knows of no other matters to be presented for stockholder action at the meeting. However, if other matters do properly come before the meeting or any adjournments or postponements thereof, the Board of Directors intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Irvine, California
October 24, 2007

END